1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 22, 2011	By	/s/ Zhang Baocai

	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS

ENDED 30 JUNE 2011

The Board of Directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the unaudited 2011 interim results of the Company and its subsidiaries for the six months ended 30 June 2011. The interim results have been reviewed and approved by the audit committee of the Board of the Company. This announcement, containing the full text of the Interim Report of the Company for 2011, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of interim results. The interim results announcement is available for viewing on the websites of the Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

1

DEFINITIONS

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group”or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the construction and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province.

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Yancoal Australia”	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested by the Company in Australia;

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Mining Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 61% owned subsidiary of the Company, mainly engages in the project application and mining rights approvals of Shilawusu coal field in the Inner Mongolia Autonomous Region;

Yanzhou Coal Mining Company Limited Interim Report 2011    3

DEFINITIONS – CONTINUED

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	The Shanghai Stock Exchange;

“Articles”	The articles of association of the Company

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

4    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

(2)	Legal Representative: Li Weimin

(3)	Authorized Representatives of the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai

Secretary to the Board/Company Secretary: Zhang Baocai

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative of the Shanghai Stock Exchange: Huang Xiaolong

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5385343            Fax: (86537) 5383311

E-mail Address: huangxiaolong@yanzhoucoal.com.cn

(4)	Registered Address : 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Office Address: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http://www.yanzhoucoal.com.cn

E-mail: yzc@yanzhoucoal.com.cn

(5)	Newspapers for corporate information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s Interim Report in PRC: http://www.sse.com.cn

Website for publishing the Company’s Interim Report overseas: http://www.hkexnews.hk

  http://www.sec.gov

Interim Reports of the Company are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

Yanzhou Coal Mining Company Limited Interim Report 2011    5

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

(6)	Places of Listing, Stock Abbreviation and Stock Code

A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
ADR	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

Date of Initial Business Registration : 25 September, 1997

Place of Initial Business Registration: 40 Fushan South Road, Zoucheng City, Shandong Province, 273500, PRC

Date of Change in Registration: 17 January, 2011

Place of Change in Registration: 298 Fushan South Road, Zoucheng City, Shandong Province 273500, PRC

Registration number of Corporate Business Licence of the Enterprise Legal Person: 370000400001016

Tax Registration Certificate Number: Jiguoshuizi 370883166122374

Organization Code: 16612237-4

Name of Certified Public Accountants (Domestic) : Shine Wing Certified Public Accountants

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing 100027, PRC

Certified Public Accountants (International):

Name: Grant Thornton Jingdu Tianhua

Office Address: 20/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong

Name: Grant Thornton

Office Address: 10/F, Scitech Place, 22 Jianguomen Wai Avenue, Chaoyang District, Beijing

6    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

			For the six months ended 30 June 2011	For the six months ended 30 June 2010	Increase/ Decrease	Percentage increase/ decrease (%)

1.	Coal business
	Raw coal production	Kiloton	25,728	22,886	2,842	12.42
	Salable coal production	Kiloton	23,587	21,562	2,025	9.39
	Salable coal sales volume	Kiloton	26,661	22,856	3,805	16.65
2.	Railway transportation business
	Transportation volume	Kiloton	9,088	9,929	-841	-8.47
3.	Coal chemicals business
	Methanol production	Kiloton	248	245	3	1.22
	Methanol sales volume	Kiloton	246	250	-4	-1.60
4.	Electrical power business
	Power generation	10,000 kWh	69,440	70,459	-1,019	-1.45
	Electricity sold	10,000 kWh	46,944	24,218	22,726	93.84
5.	Heat business
	Heat generation	10,000 steam tonnes	91	94	-3	-3.19
	Heat sales volume	10,000 steam tonnes	15	15	0	0

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(1)	OPERATING RESULTS

	For the six months ended 30 June
	2011	2010	Changes as compared with the corresponding period of last year	For the year ended 31 December 2010
	(RMB’000)	(RMB’000)	(%)	(RMB’000)
	(unaudited)	(unaudited)		(audited)

Sales income	20,224,012	15,218,688	32.89	33,944,252
Gross profit	9,037,848	6,970,106	29.67	15,057,631
Interest expenses	(426,106)	(157,736)	170.14	(603,343)
Income before income tax	7,235,926	3,566,116	102.91	12,477,335
Net income attributable to equity holders of the Company for the reporting period	5,183,335	2,715,439	90.88	9,281,386
Earnings per share	RMB1.05	RMB 0.55	90.88	RMB1.89

Yanzhou Coal Mining Company Limited Interim Report 2011    7

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

(2)	ASSETS AND LIABILITIES

			As at
	As at 30 June		31 December
	2011	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)
	(unaudited)	(unaudited)	(audited)

Current Assets	31,682,102	22,511,936	24,281,354
Current Liabilities	24,065,256	10,365,134	10,133,862
Total Assets	89,613,919	64,010,379	72,755,864
Equity attributable to shareholders of the Company	39,845,365	30,520,418	37,331,886
Net assets per share	RMB 8.10	RMB 6.21	RMB 7.59
Return on Net Assets (%)	13.01	8.90	24.86

(3)	SUMMARY STATEMENT OF CASH FLOWS

	For the six months ended 30 June
	2011	2010	Changes as compared with the corresponding period of last year	For the year ended 31 December 2010
	(RMB’000)	(RMB’000)	(%)	(RMB’000)
	(unaudited)	(unaudited)		(audited)

Net Cash from Operating Activities	13,136,797	2,084,499	530.21	5,399,804
Net increase in Cash and Cash Equivalents	5,379,199	(37,049)	—	(1,845,074)
Net Cash Flow per Share from Operating Activities	RMB 2.67	RMB0.42	530.21	RMB 1.10

8    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Management Analysis of the Operating Results by Business Segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electrical power business

5.	Heat business

(2)	Management Analysis of Major Financial Condition of the Group

1.	Changes in consolidated balance sheet items

2.	Changes in consolidated income statement items

3.	Changes in consolidated cash flow statement items

4.	Others

(3)	Capital Expenditure Plan

(4)	Investments made by the Group during the Reporting Period

(5)	Outlook

(i)	Market outlook for second half of 2011

(ii)	Operational strategies

(iii)	Major Risks faced by the Company, Impacts and Measures

II.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR AMENDMENTS ON SIGNIFICANT ACCOUNTING ERRORS

III.	OTHERS

Yanzhou Coal Mining Company Limited Interim Report 2011    9

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Management Analysis of Operating Results by Business Segment

The main business operations of the Group include mining, washing, processing, sales and railway transportation of coal, coal chemicals and electricity business.

The main business operations of the Group for this reporting period were set out in the following table:

	Sales Income	Cost of Sales	Gross Profit	Increase/ decrease in sales income	Increase/ decrease in cost of sales	Increase/ decrease in gross profit
						Percentage
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	point

1. Coal business	19,326,668	9,796,563	49.31	33.74	35.81	-0.77
2. Railway Transportation business	242,877	156,684	35.49	-5.95	4.33	-6.36
3. Coal Chemicals business	477,334	439,289	7.97	16.83	2.39	+12.98
4. Electrical power business	161,727	161,536	0.12	88.41	103.04	-7.20
5. Heat business	15,406	8,374	45.64	0.86	10.05	-4.54

10    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

1.	Coal business

(1)	Coal Production

In the first half of 2011, the raw coal production of the Group was 25.73 million tonnes, representing an increase of 2.84 million tonnes or 12.4% compared with that of the first half of 2010. Salable coal production of the Group for the reporting period was 23.59 million tonnes, representing an increase of 2.03 million tonnes, or 9.4%, compared with that of the first half of 2010. The increase of coal production was mainly due to: (1) consolidation of coal production by Ordos Neng Hua; and (2) coal production by Yancoal Australia increased as compared with that of the first half of 2010;

The following table sets out the coal production of the Group for the first half of 2011;

		For the six months ended 30 June 2011 Kiloton	For the six months ended 30 June 2010 Kiloton	Increase/ decrease Kiloton	Increase/ decrease (%)

I.	Raw coal production	25,728	22,886	2,842	12.42
	1. The Company	16,703	17,020	-317	-1.86
	2. Shanxi Neng Hua	577	740	-163	-22.03
	3. Heze Neng Hua	1,371	662	709	107.10
	4. Ordos Neng Hua	1,308	—	1,308	—
	5. Yancoal Australia Pty	5,769	4,464	1,305	29.23
II.	Salable coal production	23,587	21,562	2,025	9.39
	1. The Company	16,604	16,986	-382	-2.25
	2. Shanxi Neng Hua	566	730	-164	-22.47
	3. Heze Neng Hua	717	498	219	43.98
	4. Ordos Neng Hua	1,308	—	1,308	—
	5. Yancoal Australia Pty	4,392	3,348	1,044	31.18

(2)	Coal Prices and Sales

Benefiting from the persistent strong demand for coal in the domestic and overseas markets, the average coal price of the Group increased in the first half of 2011 as compared with that of the first half of 2010.

The Group sold 26.66 million tonnes of coal in the first half of 2011, of which 0.54 million tonnes were sold internally, and 26.12 million tonnes externally. The sales volume increased by 3.81 million tonnes or 16.6% as compared with that of the first half of 2010. This increase is mainly due to: (1) consolidation by the Company of coal sales volume of 1.3 million tonnes of Ordos Neng Hua; (2) coal sales volume by Yancoal Australia increased by 1.71 million tonnes as compared with the corresponding period of last year; and (3) the sales volume of externally purchased coal increased by 1.09 million tonnes as compared with that of the first half of 2010

Yanzhou Coal Mining Company Limited Interim Report 2011    11

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

In the first half of 2011, the Group realized a sales income of RMB19.4341 billion for its coal business, representing an increase, as compared with that of the first half of 2010, of RMB4.8896 billion or 33.6%. The sales income comprises of RMB107.40 million of internal sales and RMB19.3267 billion of external sales.

The following table sets out the Group’s sales of coal for the first half of 2011:

		For the six months ended 30 June 2011			For the six months ended 30 June 2010
		Sales volume	Sales Price	Sales income	Sales volume	Sales Price	Sales income
		(Kiloton)	(RMB/tonne)	(RMB’000)	(Kiloton)	(RMB/tonne)	(RMB’000)

1.	The Company
	No. 1 Clean Coal	250	1,091.00	272,746	429	972.90	417,346
	No. 2 Clean Coal	4,705	1,018.75	4,793,537	4,129	987.19	4,076,099
	No. 3 Clean Coal	1,053	841.62	885,858	581	858.82	499,291
	Domestic Sales	1,045	841.40	879,126	576	861.97	496,356
	Export	8	871.08	6,732	5	531.00	2,935
	Lump Coal	859	1,023.10	878,851	717	927.26	664,734
	Subtotal for Clean Coal	6,867	994.77	6,830,992	5,856	966.07	5,657,470
	Domestic Sales	6,859	994.91	6,824,260	5,851	966.48	5,654,535
	Export	8	871.08	6,732	5	531.00	2,935
	Screened Raw Coal	6,600	486.60	3,211,712	8,771	476.83	4,182,151
	Mixed Coal & Others	2,734	341.21	932,882	1,865	275.56	513,945
	Total for the Company	16,201	677.45	10,975,586	16,492	627.80	10,353,566
	Domestic Sales	16,193	677.36	10,968,854	16,487	627.83	10,350,631
2.	Shanxi Neng Hua	544	454.44	247,163	781	360.50	281,596
	Screened Raw Coal	544	454.44	247,163	781	360.50	281,596
3.	Heze Neng Hua	722	869.37	627,709	485	741.39	360,166
	No. 2 Clean Coal	434	1,174.19	509,503	227	1,118.44	254,143
	Screened Raw Coal	22	521.79	11,551	89	528.57	47,173
	Mixed Coal & Others	266	401.01	106,655	169	347.57	58,850
4.	Ordos Neng Hua	1,303	299.78	390,562	—	—	—
	Screened Raw Coal	1,303	299.78	390,562	—	—	—
5.	Yancoal Australia	4,730	1,006.14	4,759,351	3,025	674.11	2,039,336
	Semi-hard coking coal	825	1,125.42	928,259	701	713.22	500,068
	Semi-soft coking coal	548	1,243.98	681,623	603	719.27	434,148
	PCI	1,240	1,397.00	1,732,027	846	782.13	661,333
	Steaming coal	2,117	669.32	1,417,442	875	507.24	443,787
6.	Sales of externally purchased coal	3,161	769.99	2,433,690	2,073	728.33	1,509,839
7.	Total for the Group	26,661	728.93	19,434,061	22,856	636.35	14,544,503

12    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of change in coal sales	Impact of change in the sales price of coal
	(RMB’000)	(RMB’000)

The Company	-182,360	804,380
Shanxi Neng Hua	-85,536	51,103
Heze Neng Hua	175,141	92,402
Ordos Neng Hua	390,562	—
Yancoal Australia	1,149,513	1,570,502
Externally purchased coal	792,164	131,687

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s sales in terms of geographical regions for the first half of 2011:

		For the six months ended 30 June 2011		For the six months ended 30 June 2010
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	China	22,414	15,113,781	20,338	12,829,156
	Eastern China	18,693	12,652,793	14,018	9,585,503
	Southern China	88	81,048	34	29,444
	Northern China	1,701	664,186	530	232,446
	Other regions	1,932	1,715,754	5,756	2,981,763
2.	Japan	1,002	1,192,846	1,135	777,254
3.	South Korea	2,644	2,475,999	965	614,020
4.	Australia	105	128,396	100	70,733
5.	Others	496	523,039	318	253,340
6.	Total for the Group	26,661	19,434,061	22,856	14,544,503

Most of the Group’s coal products are sold to the electricity, metallurgy and chemical industries.

Yanzhou Coal Mining Company Limited Interim Report 2011    13

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2011:

		For the six months ended 30 June 2011		For the six months ended 30 June 2010
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	Electricity	8,920	4,441,126	7,528	3,544,457
2.	Metallurgy	3,343	3,349,870	3,071	2,305,379
3.	Chemical	1,188	1,167,310	733	676,222
4.	Others	13,210	10,475,755	11,524	8,018,445
5.	Total for the Group	26,661	19,434,061	22,856	14,544,503

(3)	Cost of Sales of Coal

The Group’s cost of coal sales in the first half of 2011 was RMB 9.7966 billion, representing an increase of RMB 2.5833 billion, or 35.8% as compared with that of the first half of 2010.

The following table sets out the main cost of coal sales according to the business entities:

		Unit	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Increase/ decrease	Percentage increase/ decrease
						(%)

The Company	Total cost of sales	RMB’000	4,636,844	4,188,830	448,014	10.70
	Cost of sales per tonne	RMB	286.20	253.99	32.21	12.68
Shanxi Neng Hua	Total cost of sales	RMB’000	170,050	168,780	1,270	0.75
	Cost of sales per tonne	RMB	312.66	216.07	96.59	44.70
Heze Neng Hua	Total cost of sales	RMB’000	516,583	279,044	237,539	85.13
	Cost of sales per tonne	RMB	715.47	574.41	141.06	24.56
Ordos Neng Hua	Total cost of sales	RMB’000	195,999	—	—	—
	Cost of sales per tonne	RMB	150.44	—	—	—
Yancoal Australia	Total cost of sales	RMB’000	2,146,874	1,328,679	818,195	61.58
	Cost of sales per tonne	RMB	453.85	439.20	14.65	3.34
Externally purchased coal	Total cost of sales	RMB’000	2,395,130	1,493,902	901,228	60.33
	Cost of sales per tonne	RMB	757.71	720.65	37.06	5.14

In the first half of 2011, the cost of coal sales of the Company was RMB 4.6368 billion, representing an increase of RMB 448 million or 10.7% compared with that of the first half of 2010. The cost of coal sales per tonne was RMB 286.20, representing an increase of RMB 32.21 or 12.7% compared with that of the first half of 2010. This was due to: (1) an increase in material prices resulting in an increase in the cost of coal sales per tonne by RMB 6.72; and (2) an increase in employees’ wages resulting in an increase in the the cost of coal sales per tonne by RMB 22.14.

14    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

In the first half of 2010, the cost of coal sales of Shanxi Neng Hua was RMB 170.1 million, representing an increase of RMB 1.27 million or 0.8% compared with that of the first half of 2010; the cost of coal sales per tonne was RMB312.66, representing an increase of RMB96.59 or 44.7%. This was due to a decrease in the sales volume of saleable coal by 0.24 million tonnes or 30.3%, resulting in an increase in the fixed unit cost per tonne.

In the first half of 2011, the cost of coal sales of Heze Neng Hua was RMB 516.6 million, representing an increase of RMB 237.5 million or 85.1% compared with that of the first half of 2010; the cost of coal sales per tonne was RMB 715.47, representing an increase of RMB 141.06 or 24.6% compared with that of the first half of 2010. This was due to the fact that the coal mine is at its initial stage of commercial production with a relatively low rate of salable coal output and the increased equipment and material input and the number of employees deployed. Of which: (1) the increase of cost per raw coal production and amortized per sales volume of salable coal have led to an increase in the cost of coal sales per tonne by RMB49.04; (2) the increase of wages of employees have led to an increase in the cost of coal sales per tonne by RMB40.39; (3) the increase of mining machinery leasing expenses has resulted in an increase in the cost of coal sales per tonne by RMB38.79.

2.	Railway Transportation Business

In the first half of 2011, the transportation volume of the Railway Assets for the finished products was 9.09 million tonnes, representing a decrease of 0.84 million tonnes or 8.5% as compared with that of the first half of 2010. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB242.9 million in the first half of 2011, representing a decrease of RMB15.373 million or 6.0% as compared with that of the first half of 2010. The cost of sales of railway transportation services was RMB 156.7 million, representing an increase of RMB 6.496 million or 4.3% as compared with that of the first half of 2010.

3.	Coal Chemicals Business

The following table sets out the state of operation of the Group’s methanol business for the first half of 2011:

	Production volume (Kiloton)			Sales volume (Kiloton)
	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	214	212	0.94	213	216	-1.39
2. Shanxi Neng Hua	34	33	3.03	33	34	-2.94

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	Sales income (RMB’000)			Cost of Sales (RMB’000)
	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	410,710	350,207	17.28	399,115	389,590	2.44
2. Shanxi Neng Hua	66,624	58,361	14.16	64,346	63,599	1.17

4.	Electricity Business

The following table sets out the state of operation of the Group’s electricity business for the first half of 2011:

	Generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage of increase/ decrease	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage of increase/ decrease
			(%)			(%)

1. Hua Ju Energy note	51,657	54,947	-5.99	44,790	21,310	110.18
2. Yulin Neng Hua	14,032	11,504	21.97	1,952	2,380	-17.98
3. Shanxi Neng Hua	3,751	4,008	-6.41	202	528	-61.74

Note:	In the previous years, the electricity generated by Hua Ju Energy was first consumed by the the Group and the remaining electricity was sold on the grid. Starting from 1 January 2011, all the electricity generated by Hua Ju Energy is sold on the grid.

	Sales income (RMB ’000)			Cost of sales (RMB ’000)
	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Percentage increase/ decrease
			(%)			(%)

1. Hua Ju Energy	156,679	79,358	97.43	151,988	62,961	141.40
2. Yulin Neng Hua	4,573	5,243	-12.78	7,675	13,226	-41.97
3. Shanxi Neng Hua	475	1,238	-61.63	1,874	3,370	-44.39

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5.	Heat Business

Hua Ju Energy generated heat energy of 0.91 million steam tonnes and sold 0.15 million steam tonnes in the first half of 2011, generating a sales income of RMB 15.406 million, with the cost of sales at RMB 8.374 million.

(II)	Analysis of Major Financial Conditions by the Management

1.	Changes in Consolidated Balance Sheet Items

(1)	Asset items

	As at 30 June 2011	As at 31 December 2010	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Bank balances and cash	12,194,213	6,771,314	80.09	Increase in sales income and cash;
				Matured bills cashed.

Bank guarantee deposits	10,133,947	2,567,722	294.67	1	An increase of RMB 6.6362 billion in the balance of fixed term deposits.

				2	An increase of RMB 930.1 million in the balance of bank guarantee funds.

Bills and accounts receivable	3,597,010	10,017,260	-64.09	1	The balance of bills receivable decreased by RMB 6.6276 billion due to the decrease of sales of coal settled by acceptance bills and the increase of bill discounting;

				2	Net accounts receivable increased by RMB 207.4 million.

Prepayments and other receivables	3,688,720	2,613,686	41.13	The prepayment made by the Company for externally purchased coal increased by RMB 296.9 million;

				The prepayment made by Ordos Neng Hua for equipment increased by RMB 327.7 million;

				The prepaid removal/relocation expenses increased by RMB 316 million.

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	As at 30 June 2011	As at 31 December 2010	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Derivative financial instruments	418,370	239,476	74.70	An increase of RMB 178.9 million in the fair value measured financial assets from the forward foreign exchange contracts signed by Yancoal Australia.

Net value of property, plant and equipment	28,492,679	19,874,615	43.36	The consideration of RMB 7.8 billion for acquisition of Zhuanlongwan coal mine field.

Investment in associates	1,629,095	1,074,958	51.55	Capital investment of RMB 540 million in Shaanxi Future Energy Chemicals Co., Ltd.

Restricted cash	40,150	1,365,995	-97.06	RMB 1.2881 billion in cash from the disposal of equity interest in Minerva coal mine was adjusted to as Bank balances and cash.

Total assets	89,613,919	72,755,864	23.17	—

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(2)	Liabilities items

	As at 30 June 2011	As at 31 December 2010	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Amounts due to Parent Company and its subsidiaries	1,825,544	438,783	316.05	RMB 1.534 billion of cash dividend due to the Controlling Shareholder for the year 2010.

Borrowings-due within one year	10,164,000	614,925	1,552.88	1	The Company borrowed RMB 832 million for the payment of H share dividend of 2010;

				2	The Company borrowed RMB 6.62 billion for the registered capital increase of Yancoal Australia;

				3	The Company borrowed RMB 3.05 billion to supplement of working capital;

				4	Repayment of RMB 592.9 million of borrowings due within 1 year during the current reporting period.

Current portion of long term payables-due within one year	2,343,459	6,536	35,754.64	The second installment of RMB 2.34 billion for biding for Zhuanlongwan coal mine field shall be paid in full before 30 November 2011.

Non-current portion of long term payables-due after one year	2,360,244	28,917	8,062.13	The third installment of RMB 2.34 billion for biding for Zhuanlongwan coal mine field shall be paid in full before 30 November 2012.

Total liabilities	49,650,791	35,317,413	40.58	—

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2.	Changes in Consolidated Income Statement Items

	For the six months
	ended 30 June		Increase and
	2011	2010	decrease	Main reasons for change
	(RMB’000)	(RMB’000)	(%)

Sales income	20,224,012	15,218,688	32.89	1	The increase of sales volume resulted in the increase of RMB 2.2468 billion of sales income of coal as compared with the corresponding period of last year;
				2	The rise in coal price resulted in the increase of RMB 2.6291 billion of sales income of coal as compared with the corresponding period of last year.

Cost of sales	10,562,446	7,879,654	34.05	The coal sales volume increased as compared with the corresponding period of last year.

Investment return on associates	14,137	-7,962	—	The investment return on China HD Zouxian Co., Ltd. was RMB 7.078 million during the reporting period and the investment return was RMB-7.962 million in the corresponding period of last year; The investment return on Yankuang Group Finance Co., Ltd was RMB 7.059 million.

Other income	1,509,646	127,560	1,083.48	Exchange gain of Yancoal Australia was RMB 1.2322 billion.

Interest expenses	426,106	157,736	170.14	1	The payment of the consideration for the acquisition of mining rights in Zhuanlongwan coal mine field by instalment resulted in a payment of RMB 95.936 million fund possession cost by Ordos Neng Hua in the current reporting period;
				2	Interest expense of bank loan increased by RMB 156.7 million as compared with that of corresponding period of last year.
				3	Bill discounting expense of the Company increased by RMB 15.695 million as compared with the corresponding period of last year.

Income taxes	2,040,953	832,526	145.15	Taxable income increased as compared with the corresponding period of last year.

Net income attributable to shareholders of the Company for the reporting period	5,183,335	2,715,439	90.88	—

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3.	Changes in Consolidated Cash Flow Statement Items

	For the six months
	ended 30 June		Increase and
	2011	2010	decrease	Main reasons for change
	(RMB’000)	(RMB’000)	(%)

Net cash generated from operating activities	13,136,797	2,084,499	530.21	Cash flow generated from operating activities increased by RMB 11.2551 billion as compared to the same period of last year.

Net cash for investing activities	13,748,249	1,936,076	610.11	The increase of RMB 5.1887 billion due to acquisition of assets and equities as compared with that of the corresponding period of last year; increase of bank guarantee deposits by RMB7.9994 billion as compared with that of the corresponding period of last year; decrease of restricted cash by RMB 1.6615 billion as compared with that of the corresponding period of last year.

Net cash generated from (used in) financing activities	5,990,651	-185,472	—	The bank loan received increased by RMB 10.5031 billion as compared with that of the corresponding period of last year; repayment of bank and other loans increased by RMB 2.9567 billion as compared with that of the corresponding period of last year; distribution of dividends for year 2010 of RMB1.3679 billion.

Net increase (decrease) in cash and cash equivalents	5,379,199	-37,049	—	—

4	Others

(1)	Debt to Equity Ratio

As at 30 June 2011, the equity attributable to the equity holders of the Company and the total borrowings amounted to RMB 39.8454 billion and RMB 29.9587 billion, respectively, with a debt to equity ratio of 75.2%.

For detailed information on the debt borrowings, please refer to note 22 of the financial statements prepared under IFRS or the note VIII.20, VIII.28 and VIII.29 of the financial statement prepared under CASs.

(2)	Capital Resources and Use

In the first half of 2011, the Group’s principal source of capital was the cash flow from operations and bank loans. The Group has utilized its capital mainly for payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to its Shareholders, payment of the acquisition of assets and equity interests.

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The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2011 was RMB 8.8664 billion, representing an increase of RMB 7.6151 billion or 608.6% as compared with RMB 1.2513 billion in the first half of 2010. This was mainly due to: (1) the expenditure of Ordos Neng Hua for the purchase of property, machinery and equipment increased by RMB 7.9991 billion as compared with that of the first half of 2010; and (2) the expenditure of Yancoal Australia for the purchase of property, machinery and equipment decreased by RMB 486.3 million as compared with that of the first half of 2010.

(3)	The Impacts of Exchange Rate Changes on the Company

China implements a regulated and managed floating exchange rate system based on market supply and demand by reference to a basket of currencies.

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

(i)	the overseas coal sales income is calculated in U.S. dollars and Australian dollars which has an impact on the overseas coal sales of the Group;

(ii)	the exchange gains and losses of the foreign currency deposits and borrowings. The exchange rate of AUD to USD was 1.0739 as at 30 June 2011, compared to that of 1.0163 as at 31 December 2010. Affected by the change of exchange rate, Yancoal Australia had gains of foreign exchange of RMB1.2322 billion in the first half of 2011. As at 17 August 2011, the exchange rate of AUD to USD was 1.0490.

(iii)	the cost of imported equipment and accessories of the Group.

To manage the foreign currency risk of the expected revenue, Yancoal Australia, the Group’s subsidiary in Australia, has entered into a foreign exchange hedging contract with a bank. For more details, please refer to note VIII.2 and note VIII.21 of the financial statement prepared under CASs.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(4)	Contingent liabilities

For details of the contingent liabilities, please see note 31 of the financial statements prepared under the IFRS.

(5)	Pledge of assets

The Company has not pledged any of its assets in the current reporting period.

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(6)	Taxation

In the current reporting period, the Company and all of its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and Yancoal Australia is subject to a tax rate of 30% on its taxable profits.

(III)	Capital Expenditure Plan

The capital expenditure for the first half of 2011 and the estimated capital expenditure for the second half of 2011 of the Group are set out in the following table:

	First half of 2011 (Estimated)	Second half of 2011 (Estimated)	2011 (Estimated)
	(RMB100 million)	(RMB100 million)	(RMB100 million)

The Company	2.666	9.338	12.004
Shanxi Neng Hua	0.043	0.338	0.381
Yancoal Australia	5.406	10.962	16.368
Yulin Neng Hua	0.055	0.394	0.449
Heze Neng Hua	0.288	6.917	7.205
Hua Ju Energy	0.146	0.531	0.677
Ordos Neng Hua	80.060	11.475	91.535
Haosheng Company	—	0.412	0.412
Total	88.664	40.367	129.031

The Group possesses relatively sufficient cash and financial facilities such as bank loans which, is expected to meet its operation and development expenditures.

(IV)	Investment made by the Group during the Reporting Period

There were no fund raising activities during the reporting period and no previous funds raised were used in the reporting period.

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Investments of the Group with its own funds during the reporting period are as follows:

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project

Acquisition of 30% equity interests in Ashton Coal Mine	Production of coal	Total consideration for the acquisition was USD250 million. All of the consideration was paid in full.	90.00	Completed the relevant equity interests transfer procedures on 13 May 2011	—

Acquisition of 10% equity interests in Haosheng Company	Application and approval of mining rights for Shilawusu coal mine field project in Inner Mongolia Autonomous Region.	Total consideration for the acquisition was RMB1.3138 billion, of which RMB394.1 million has been paid as at the end of the current reporting period. The balance of unpaid consideration was RMB919.7 million.	61.00	Completed the relevant equity interests transfer procedures on 6 May 2011	—

Acquisition of Anyuan coal mine	Production and sales of coal	Total consideration for the acquisition was RMB1.435 billion. After the payment of RMB355 million during the current reporting period, all the consideration was paid in full.	100.00	As of the date of this Interim Report, the ownership procedures for the change of ownership of the assets and the expansion and acceptance inspection procedures of Anyuan coal mine are still in progress.	Anyuan coal mine realized a net income of RMB 104.5 million in the first half of 2011.

Acquisition of mining rights of Zhuan Longwan coal mine field	—	Total consideration for the acquisition was RMB7.8 billion, of which RMB3.12 billion has been paid during the reporting period. The balance of unpaid consideration was RMB4.68 billion.	—	The application of mining rights for Zhuan Longwan coal mine field by Ordos Neng Hua is in progress.	—

Capital investment in Shaanxi Future Energy Chemical Corp. Ltd	Preparation and development of coal liquefaction project and compatible coal mines in Shaanxi province	RMB1.35 billion, of which RMB540 million was paid at the end of the current reporting period. The unpaid amount of investment was RMB810 million.	25.00	Shaanxi Future Energy Chemical Corp. Ltd was incorporated on 25 February 2011.	—

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(V)	Outlook

1.	Market outlook of the second half of 2011

Outlook for coal market

With an increase in supply in the domestic coal market and a stable but increasing demand, the supply and demand of coal will generally be in balance. The domestic economy maintains a stable development; with continued increase in investment by local governments at different levels and the commencement of low-income housing construction, the demand for coal for coal-consumption industries’ (mainly including steel, cement, glass industries) will increase. On the other hand, the demand for coal will to a certain extent be restrained by the implementation of stricter energy-saving and emission reduction measures, and elimination of outdated production facilities. The domestic coal supply will increase due to the continuous increase in coal production in Shanxi province and Inner Mongolia, the implementation of State government’s policy of keeping efficient supply of coal and the decrease in coal export. Although the coal transportation capacity has increased, the structural bottle neck in production, transportation and demand is still constraining effective supply/delivery. It is possible that urgent demands for certain types of coal in certain geographical locations at a particular time. The coal price will have support due to the high imported coal prices and high seasonal demands during winter time. Further, uncertainty in the global economic growth may have an impact on coal price. The rapid formation of coal conglomerates and acceleration of integration of coal resources and reshuffle of coal enterprises will further increase the centralization of the coal industry and enhance the market competitiveness of large coal enterprises. It is expected that the coal price will remain stable on the whole and may fluctuate in small amplitude at a high level in the second half of the year.

The increasing demand for coal from the international market and the limited growth in supply will keep coal price hover at a high level. Among the major coal importing countries, the conflict between demand and supply in India is prominent and import will continue to grow. China’s net import momentum will continue. Given the post-earthquake recovery and reconstruction, Japan’s demand will increase. The coal demand in Asia Pacific region is strong. The exporting capability of Australia is recovering. Despite their improved ability to supply, the volume of export coal from major exporters like Indonesia, South Africa and Russia are still restricted by their railway and port infrastructure facilities. The international coal prices will be further supported by the adjustment of coal export policies of countries such as Vietnam and Indonesia. The depreciation of US dollar will bolster the prices of dollar-denominated bulk commodities in the international market. It is predicted that international coal prices will continue to sway at a high level in the second half of the year.

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Outlook for the methanol market in China

Affected by the supply and demand relationship, it is predicted that the domestic methanol market will be in a fluctuating trend in the second half of the year. Due to the increase in operation rate of the domestic methanol plants and the stable import of methanol, the domestic supply of methanol shall further increase. Meanwhile, as the operation rates of plants producing downstream products such as formaldehyde, dimethyl ether and acetic acid slowly recovers, the demand for methanol will increase. Further, measures such as accelerated elimination of outdated production capacity of methanol, increased threshold for new methanol projects, promotion of methanol fuel for vehicles and production quota for methanol producing enterprises will be advantages to keep the domestic methanol market stable. The surge in prices of raw materials including coal and natural gas, costs of electricity and transportation and prices of oil products will provide a strong support for methanol prices. It is predicted that there will be no fundamental change in the overall domestic price of methanol.

2.	Operational Strategies

In the second half of 2011, the Company will continue to consolidate and deepen the strategy of “Second Venture, Rapid Development” to sustainably enhance its profitability and shareholders’ return. The Company will focus on the following operating strategies:

Strengthening production and operation management; enhancing its economies of scale. Firstly, the Company will enhance its fundamental safety management and precautionary safety measures to ensure a sustainable and stable development environment for the Company. Secondly, the Company will deepen the implementation of the production organization strategy of “Consolidating the Company, Establishing New Ventures and Overseas Expansion” to fully capitalize on coal as our principal business to ensure a new high for the Company’s total coal production. Thirdly, the Company will accelerate its integration into the international marketing system, in order to achieve synergy from the international and domestic markets. Flexible sales strategies in response to the market supply and demand will be implemented to maximize profits. Fourthly, the Company will strengthen its financial control and establish a global cash management system. Focusing on cost control, the Company will engage in reduction of costs and energy consumption to ensure effective cost control. The Company will also further enhance capital budget management, strengthen cash flow control and improve the utilization of capital.

Combining industrial development and capital operation to push forward the Company’s expansion and development. Firstly, the Company will focus on strategic merger and acquisition of resources. Leveraging on the edges of resources integration at Yulin in Shaanxi province and Ordos City in Inner Mongolia and the increased efforts in merger and acquisition of external resources, the Company will continue to seek new investment opportunities in coal from overseas markets and related industries. Secondly, working capital efficiency will be improved. The pre-listing work of Yancoal Australia Pty is underway. Direct financing channels in different currencies are available by taking advantages of the listing platform, thus providing direct financing at low cost. By speeding up the capitalization of fully-mechanized top coal caving technique and achieving production targets with the use of technology and intellectual properties, overall efficiency will be increased.

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The development and construction of existing projects will be expedited. Project investment and operations management will be enhanced to eliminate and control investment risks. Operations have been commenced in the following mines: Wanfu coal mine of Heze Neng Hua, Zhuan Longwan coal mine in Ordos City, Ashton southeastern open-cut mine of Yancoal Australia and the expansion project of Austar coal mine. The establishment of the 0.6 million tonnes methanol project of Ordos Neng Hua is underway. The approval procedure of the compatible coal resources of methanol project and the application procedure of mining rights of Shilawusu coal field of Inner Mongolia Haosheng Company will be speeded up. The expansion and acceptance inspection procedures of Wenyu coal mine of Xintai Coal Company Mining Limited in Ordos City and Anyuan coal mine will be completed. The establishment of Yushuwan Coal Mine Company in Shaanxi Province will be accelerated.

The Company will strengthen the management and control system and improve the corporate governance system and operational mechanism to avoid operational risk after listing. It will establish a sound internal control system and implement the “Basic Norms of Internal Control”. The control system for its domestic and foreign subsidiaries will be comprehensively enhanced; operating and management activities will be standardized to improve management capability and profitability. Comprehensive risk management is strengthened to increase the risk preventive capability of the Company. Informationalized management and control will be enhanced by integrating with existing information systems to share information resources.

The Company will actively perform its corporate social responsibilities and conduct business in compliance with laws and protect investors’ interests with honesty and integrity. The Company will enhance efforts in resource conservation and environmental protection, strengthen its efforts in developing low-carbon economy, implement clean production and to improve combined resource utilization efficiency. Investments in research and development have been increased to enhance the Company’s innovation capability. Livelihood of employees is addressed and their legitimate rights and interests are safeguarded. Employees are also provided with working and living environments which comply with safety and health as well as sanitary requirements. The harmonious development of the regional economy is promoted by the Company’s active participation in public welfare and community development.

3.	Major Risks faced by the Company, Impact and Measures

(1)	Risk arising from macro-economy fluctuation

Factors such as the implementation of deflationary monetary policy to curb inflation by the State, downgrade of United State’s sovereignty credit rating, the flaring-up of debt crisis in Europe, the lingering effect of the earthquake on the Japanese economy, have impacted the global economy. Recovery of the Group’s downstream products market will continue to be affected by fluctuation of the macro-economy and the possibility of such impact is likely to increase, which in turn would have an impact on the operating results of the Group.

Counter-measures: closely monitor the changes of macro-economy and immediately implement response scheme.

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(2)	Production safety risks

Recently, a number of major accidents have occurred in China. The State has further strengthened its supervision on coal mines safety. Given the high-risk nature of the coal and coal chemical industries and possibilities of extreme natural disasters, production safety risk remains to be the most significant risk faced by the Group.

Counter-measures: comprehensively strengthen the safety measures, continuously intensify the safety alert education, focus on control management of safety risk, investigate and remediate major hidden dangers, carry out interactive inspection and evaluation for production safety.

(3)	Risk arising from product price volatility

Affected by factors such as the macro-economy environment and control policy of the State and changes in the supply and demand in domestic and overseas markets, prices of the Group’s products are subject to possible higher fluctuations. Price volatility would have a direct impact on the operating results of the Group.

Counter-measures: adhere to the policies to stay close to both market and the practical situation of the Company as well as both international and domestic markets, we shall follow the macro-economy trend and changes in both domestic and overseas market in a scientific way, further enhance the ability of responding to and adjusting marketing strategy to ensure maximum benefit.

(4)	Risk arising from exchange rate fluctuation

The fluctuation of exchange rate will affect the operation results of the Group. The Group is exposed to the risk of significant increase or decrease in exchange rate between Australian dollar and U.S. dollar, which may result in large foreign exchange gains or losses.

Counter-measures: establish and enhance exchange rate risk warning mechanism and improve the ability to managing exchange rate risk through various financial tools and instruments.

II.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

During the current reporting period, the Company made no changes in accounting policies and amendments of significant accounting errors.

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III.	OTHERS

(Prepared in accordance with the relevant laws, regulations and listing rules in PRC)

1.	During the current reporting period, there were no significant changes in the composition of profits, principal businesses and their structures, and profitability of principal businesses of the Group.

2.	During the current reporting period, other operations had no significant impact on the net profit of the Group attributable to the Controlling Shareholder.

3.	During the current reporting period, there was no joint-stock company from whose investment income exceeded 10% of the net profit of the Group attributable to the Controlling Shareholder.

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS

I.	CHANGES IN SHARE CAPITAL

During the current reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 30 June 2011, the share capital structure of the Company was as follows:

		Unit: share
	Shares	Percentage
		(%)

1. Listed shares with restricted trading moratorium	2,600,021,800	52.8632%
Shares held by state-owned legal person	2,600,000,000	52.8627%
Natural person shareholding in A Shares	21,800	0.0005%
2. Shares without trading moratorium	2,318,378,200	47.1368%
A Shares	359,978,200	7.3190%
H Shares	1,958,400,000	39.8178%
3. Total share capital	4,918,400,000	100.0000%

II.	SHAREHOLDERS

(1)	Total Number of the Shareholders as at the end of the reporting period

As of 30 June 2011, the Company had a total of 88,221 Shareholders, of which three were holders of A Shares subject to a trading moratorium, 88,045 were holders of A Shares without a trading moratorium and 173 were holders of H Shares.

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(2)	Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not Subject to Trading Moratorium

Based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2011, top ten Shareholders and top ten holders holding tradable shares not subject to a trading moratorium were as follows:

Unit: share
Total number of Shareholders	88,221

Shareholdings of the Top Ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital	Number of shares held	Increase/ decrease during the current reporting period	Number of shares with selling restrictions held	Number of pledged or locked shares
		(%)		(shares)

Yankuang Group Corporation Limited	State-owned	52.86	2,600,000,000	0	2,600,000,000	0
	legal person
HKSCC Nominees Limited	H Shares	39.62	1,948,522,746	–3,111,200	0	N/A
Great Wall Brand Selected Securities Investment Fund ( )	Others	0.18	8,654,030	8,654,030	0	0

Yinhua-Dow Jones 88 Selected Securities Investment Fund ( )	Others	0.13	6,579,954	6,579,954	0	0

Xiangcai Securities Co., Ltd	Domestic non-state	0.11	5,449,462	0	0	0
	owned legal person
Manulife Teda Hongli Market Value Selected Securities Investment Fund ( )	Others	0.11	5,199,961	5,199,961	0	0

GF Jufu Open-end Securities Investment Fund ( )	Others	0.10	5,106,837	5,106,837	0	0

Harvest Stable Open-end Securities Investment Fund ( )	Others	0.10	5,003,521	5,003,521	0	0

Bill & Melinda Gates Foundation Trust	Others	0.10	5,000,000	0	0	0
Da Rosa Jose Augusto Maria	Overseas	0.10	5,000,000	2,000,000	0	N/A
	nature person

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

HKSCC Nominees Limited	1,948,522,746	Overseas listed
		foreign shares
Great Wall Brand Selected Stock Investment Fund ( )	8,654,030	A-Shares
Yinhua-Dow Jones 88 Selected Securities Investment Fund ( )	6,579,954	A-Shares
Xiangcai Securities Co., Ltd	5,449,462	A-Shares
Manulife Teda Market Value Selected Stock Investment Fund ( )	5,199,961	A-Shares
GF Jufu Open-end Securities Investment Fund ( )	5,106,837	A-Shares
Harvest Stable Open-end Securities Investment Fund ( )	5,003,521	A-Shares
Bill & Melinda Gates Foundation Trust	5,000,000	A-Shares
Da Rosa Jose Augusto Maria	5,000,000	Overseas listed
		foreign shares
Huabao Xingye Industry Selected Securities Investment Fund	3,999,846	A-Shares
Connected relationship or concerted-party relationship among the above shareholders	Information regarding to shareholders connected-party relation, connected transactions and concerted actions remain unknown.

Notes:

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

(3)	Shareholdings of Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium

As at 30 June, 2011, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium:

					Unit: shares
No	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Listing and trading date	Number of additional tradable shares	Undertakings

1	Yankuang Group	2,600,000,000	–	0	Undertakings made by Yankuang Group in Yanzhou Coal’s share split have been performed, Yankuang Group may proceed with the transaction after filing its application and obtaining the relevant approval from the relevant authorities.
2	Wu Yuxiang	20,000	In accordance with the relevant laws, Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them during each year of their employment. If the above persons sell any shares held by them within six months after purchasing, or make any purchase within six months after disposal, the gain resulted will be for the benefit of the Company.
3	Song Guo	1,800

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

(4)	Shareholders’ information disclosed based on Hong Kong Listing Rules

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2011, no other person (other than a director, supervisor or chief executive of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	Domestic shares (State-owned legal person shares)	2,600,000,000 (Note 1	(L) )	Beneficial owner	Corporate	87.84	%(L)	52.86	%(L)

JPMorgan Chase & Co.	H shares	218,108,169 4,130,213 94,193,956 (Note 2	(L) (S) (P) )	Beneficial owner, investment manager, custodian corporation/approved lending agent	Corporate	11.14 0.21 4.81	%(L) %(S) %(P)	4.43 0.08 1.92	%(L) %(S) %(P)

Templeton Asset Management Ltd.	H shares	234,944,000	(L)	Investment manager	Corporate	12.00	%(L)	4.78	%(L)

JPMorgan Chase Bank	H shares	77,443,900 (Note 3	(L) )	Other	Corporate	3.95	%(L)	1.57	%(L)

BNP Paribas Investment Partners SA	H shares	117,641,207	(L)	Investment manager	Corporate	6.00	%(L)	2.39	%(L)

Blackrock, Inc.	H shares	147,434,101 13,915,870	(L) (S)	Interest of corporation controlled by substantial shareholder	Corporate	7.53 0.71	%(L) %(S)	3.00 0.28	%(L) %(S)

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.

2.	Among the aggregate interests in the long position of H shares, 9,298,745 H shares were held as beneficial owner, 114,615,468 H shares were held as investment manager and 94,193,956 H shares were held as custodian corporation/approved lending agent.

The aggregate interests in the short position of H shares were held as beneficial owner.

Among the aggregate interests in the long position of H shares, 2,542,998 H shares were held as derivatives.

Among the aggregate interests in the short position of H shares, 279,613 H shares were held as derivatives.

3.	The aggregate interests in the long position of H shares were held as interests of corporations controlled by substantial shareholder.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholder was recorded in the register as at 30 June 2011 as having an interest of 5% or more of the Company’s issued shares.

During the reporting period, the Company’s controlling Shareholder or its actual controller remain unchanged.

Yanzhou Coal Mining Company Limited Interim Report 2011    35

CHAPTER 5 BOARD OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHARES HELD BY BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed below, as at 30 June 2011, none of the Directors, Supervisors and senior management had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights or short positions to subscribe for any interest in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with Section 352 of the SFO; or (ii) required to be notified to the Company and the Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Name	Title	Number of shares hold at the beginning of the period	Increase during the reporting period	Decrease during the reporting period	Number of shares held at the end of the year	Reasons for the change
		(shares)	(shares)	(shares)	(shares)

Wu Yuxiang	Director, Chief Financial Officer	20,000	0	0	20,000	unchanged
Song Guo	Chairman of Supervisory Committee	1,800	0	0	1,800	unchanged

All of the above disclosed interests represent long positions in the Company’s shares.

As at 30 June 2011, the Directors, Supervisors and senior management together held 21,800 of the Company’s shares, representing 0.0005% of the share capital of the Company.

During the six months ended 30 June 2011, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

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CHAPTER 5 BOARD OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

II.	APPOINTMENT OR RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1)	Changes of Directors of the Fourth Session of the Board and Senior Management of the Company

At the twentieth meeting of the fourth session of the Board of the Company held on 25 March 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Zhang Baocai was appointed as the deputy general manager of the Company.

Mr. Chen Changchun, a former Director of the Fourth Session of the Board of the Company, submitted his resignation report to the Board on 9 March 2011. Following his resignation, Mr. Chen would no longer hold any offices as Director in the Company.

(2)	Elections of Directors of the Fifth Session of the Board and Supervisors of the Fifth Session of the Supervisory Committee and Appointment of Senior Management of the Company

1.	Elections of Directors of the Fifth Session of the Board and Supervisors of the Fifth Session of the Supervisory Committee of the Company

As approved at the 2010 annual general meeting held on 20 May 2011, Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai were elected as the non-independent directors of the fifth session of the Board of the Company; Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi were elected as the independent directors of the fifth session of the Board of the Company; Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as the non-employee representative supervisors of the fifth session of the supervisory committee of the Company.

On 22 March 2011, Mr. Dong Yunqing was democratically elected as the employee representative director of the fifth session of the Board by the employees of the Company; Mr. Wei Huanmin and Mr. Xu Bentai were democratically elected as the employee representative supervisors of the fifth session of the supervisory committee by the employees of the Company.

The directors of the fifth session of the Board and supervisors of the fifth session of the supervisory committee of the Company shall hold office for a term of three years commencing on the date of the conclusion of the 2010 annual general meeting and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board and supervisors of the sixth session of the supervisory committee.

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CHAPTER 5 BOARD OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

2.	Elections of Chairman and Vice Chairman of the Board of the Company

During the first meeting of the fifth session of the Board held on 20 May 2011, Mr. Li Weimin was elected as the chairman and Mr. Wang Xin was elected as the vice chairman of the Board.

3.	Elections of Chairman and Vice Chairman of the Supervisory Committee of the Company

At the first meeting of the fifth session of the supervisory committee Board held on 20 May 2011, Mr. Song Guo was elected as the chairman and Mr. Zhou Shoucheng was elected as the vice chairman of the Supervisory Committee.

4.	Appointment of Senior Management

At the first meeting of the fifth session of the Board held on 20 May 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company. Mr. Jin Tai, Mr. Heye, Mr. Lai Cunliang, Mr. Tian Fengze, Mr. Zhang Baocai and Mr. Shi Chengzhong were appointed as the deputy general managers, Mr. Wu Yuxiang was appointed as the chief financial officer, Mr. Zhang Baocai was appointed as the secretary of the Board and Mr. Ni Xinghua was appointed as the chief engineer.

Save as disclosed above, there was no other appointment or resignation of directors, supervisors and senior management during the current reporting period.

III.	EMPLOYEES

As at 30 June 2011, the Group had a total of 51,254 employees, of whom 3,506 were administrative personnel, 1,817 were technicians, 36,550 were involved in production and 9,381 were other supporting staff.

As at June 30 2011, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB2.3956 billion.

38    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 6 SIGNIFICANT EVENTS

I.	CORPORATE GOVERNANCE

(1)	Corporate Governance Status

Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents detailed by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance during the current reporting period:

As approved at the first 2011 extraordinary general meeting of the Company held on 18 February 2011 and the 2010 annual general meeting of the Company held on 20 May 2011, the Company amended the Articles of Yanzhou Coal Mining Company Limited, the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited. Amendments have been made to the procedure for proposing the general meeting by qualified shareholders, as well as to the approval authority of the Board of Directors and the general manager working meeting, improving the setup of the Board of Directors.

For more details, please refer to the notice of the first 2011 extraordinary general meeting of the Company dated 30 December 2010 and the notice of 2010 annual general meeting of the Company dated 25 March 2011. Such disclosed information was posted on the Shanghai Stock Exchange’ website, Hong Kong Stock Exchange’ website, the Company’s website, and/or China Securities and Shanghai Securities News in China.

(2)	Compliance with the Code on Corporate Governance Practices

(Prepared under the Hong Kong Listing Rules)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure that the company’s operation is compliance with the laws, regulations and regulatory requirements of the places where the shares of the Company are listed, continuing commitment, and enhance corporate governance standards.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

The corporate governance rules implemented by the Group include, but are not limited to, the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the first half of 2011 ended 30 June 2011 and as of the date of this interim report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. The corporate governance practices adopted by the Group are more stringent than the Corporate Governance Code:

During the reporting period, there was no significant difference between the Company’s compliance with the code provisions during the reporting period and that was disclosed in the Company’s 2010 annual report.

(3)	Compliance with the Model Code

(Prepared under the regulatory rules of Hong Kong)

Having made specific enquiries to all Directors and Supervisors of the Company, during the reporting period, the Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listing Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less than the required standard set out in the Model Code.

II.	PROFIT DISTRIBUTION

(1)	Implementation of cash dividend plan during the reporting period

The 2010 annual general meeting of the Company held on 20 May 2011 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2010 cash dividends of RMB2.9019 billion (tax inclusive) to the Shareholders, i.e., RMB0.59 per share (tax inclusive).

As at the date of this interim report, the 2010 dividends have been distributed to the Shareholders.

The cash dividend policy was specified in the Articles as follows: the profit distribution policy of the Company shall remain continuous and steady. The Company will distribute final dividends once per year. This dividend shall be distributed and paid off by the Board under the mandate of the annual meeting through an ordinary resolution. As approved by the Board and the annual meeting, the Company may distribute mid-term cash dividends. The Company shall distribute dividends in the form of cash and the amount should be approximately 35% of the net profit of the corresponding accounting period after deducting the statutory reserves.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

(2)	Mid-term profit distribution for 2011

The Company will not distribute any mid-term profit nor will the Company increase its capital from capital reserve.

III.	LITIGATION AND ARBITRATION

The Company was not involved in any significant litigation or arbitration during the reporting period.

IV.	EXTERNAL EQUITY INVESTMENTS

As at 30 June 2011, the external equity investments made by the Company are set out as follows:

No	Stock code	Stock abbreviation	Number of shares held (share)	% of share capital of the company	Investment cost at the beginning	Accounting items	Book value at the end of the reporting period	Current income
					(RMB)		(RMB)	(RMB)

1	600642	Shenergy	36,499,577	0.77%	60,420,274	Security investment	185,052,855	2,433,305

2	601008	Lianyungang	1,380,000	0.22%	1,760,419	Security investment	13,800,000	0

Total					62,180,693		198,852,855	2,433,305

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2004 and subscription of placing shares of 2,009,151 on 15 October, 2010 with its own capital of RMB16,856,776.89; and 12,166,526 bonus issue shares in 2011.

Source of Lianyungang shares: subscription of shares as promoter upon establishment of the Company and bonus issue shares in 2007.

V.	SIGNIFICANT ASSET ACQUISITIONS AND SALES, REORGANIZATION

1.	Acquisition of 10% equity interests in Inner Mongolia Haosheng Coal Mining Company Limited

On 31 March 2011, the Company entered into the equity transfer agreement of Inner Mongolia Haosheng Coal Mining Company Limited for the acquisition of a 10% equity interest held by Ordos Jiutaimanlai Company Limited and Shandong Jiutai Chemical Industrial Technology Company Limited in Haosheng Company. Total consideration for the acquisition was RMB 1,313.8 million. The initial payment (30% of the total consideration) of RMB 394.1 million was paid by the Company in April 2011. The above equity interests transfer was completed on 6 May 2011, thereby, increasing the Company’s equity interests in Haosheng Company from 51% to 61%.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

2.	Acquisition of Anyuan Coal Mine

As approved at the general manager working meeting held on 12 November 2010, Ordos Neng Hua entered into “Anyuan Coal Mine Transfer Agreement” and the “Supplementary Agreement to Anyuan Coal Mine Transfer Agreement” (collectively referred to as “Anyuan Coal Mine Transfer Agreement”) dated on 20 November 2010 and 20 January 2011 respectively to acquire 100% of the assets of Anyuan Coal Mine for a total consideration of RMB 1,435 million.

Pursuant to the “Anyuan Coal Mine Transfer Agreement”, Ordos Neng Hua took over the Anyuan Coal Mine on 1 December 2010 thereby acquired all the coal produced and the related benefits acquired of Anyuan Coal Mine.

The procedures for the transfer of the assets of Anyuan coal mine have not been completed. The Department of Coal Industry of Inner Mongolia Autonomous Region has approved the increase in the annual production capacity of Anyuan Coal Mine to 1.2 million tonnes. At present, expansion and acceptance inspection procedures of the coal mine are in the process.

3.	Bidding for Mining Rights of Zhuan Longwan Coal Mine Zone

As approved at the nineteenth meeting of the fourth session of the Board held on 28 January 2011, Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB 7.8 billion. The shareholders rectified this bid at the 2010 annual general meeting of the Company held on 20 May 2011.

The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct this auction. At present, Ordos Neng Hua is applying for the mining rights of Zhuan Longwan coal mine zone.

For details, please refer to the “Announcements in relation to the resolution passed at the nineteenth meeting of the fourth session of the board of Yanzhou Coal Mining Company Limited”, “Announcements in relation to external investment and obtaining of the mining rights by wholly-owned subsidiary of Yanzhou Coal Mining Company Limited”, both dated 28 January 2011 and “Announcements in relation to the resolution passed at the annual general meeting of Yanzhou Coal Mining Company Limited for the year 2010” dated 20 May 2011. The above disclosures were also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities and Shanghai Securities news in China.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

4.	Acquisition of 80% equity interest in Inner Mongolia Xintai Coal Mining Company Limited

As approved at the general manager working meeting held on 9 July 2011, Ordos Neng Hua entered into the equity transfer agreement of Inner Mongolia Xintai Coal Mining Company Limited (the “Equity Transfer Agreement”) dated on 11 July 2011 for the acquisition of a 80% equity interest in Inner Mongolia Xintai Coal Mining Company Limited (“Xintai Company”) for a total consideration of RMB 2,801.6 million.

Pursuant to the Equity Transfer Agreement, the initial payment of RMB2,470 million was paid on 18 July 2011 and Xintai Company was taken over on 20 July 2011 by Ordos Neng Hua and the above equity interests transfer procedures is in the process.

Xintai Company is responsible for the operation of Wenyu Coal Mine. Wenyu Coal Mine is 50 km southeast of Ordos City and covers an area of 9.36 km2. The type of coal produced is thermal and coal for gasification. According to the “Report on Verified Coal Resources of Wenyu Coal Mine of Manlailiang Coal Mine Zone of Dongsheng Coal Field in Inner Mongolia Autonomous Region” issued by No. 5 Institute of Geology and Mineral Resources of Inner Mongolia Autonomous Region in April 2010, as at 31 December 2009, Wenyu Coal Mine had available reserves of 108.77 million tonnes, industrial reserves of 106.34 million tonnes and designed recoverable reserves of 74.77 million.

The Department of Coal Industry of Inner Mongolia Autonomous Region has approved Wenyu Coal Mine to expand its annual production capacity to 3 million tonnes. At present, the mine is undergoing the post expansion combined trial operation.

The consideration for the acquisition was RMB2,801.6 million, representing approximately 23.13% of the Group’s total 2010 audited profits of RMB12,113.8 million under PRC accounting principles.

5.	Acquisition of 100% Equity Interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd

As considered and approved at the general manager working meeting of the Company held on 6 April 2011, a subsidiary of Yancoal Australia acquired 100% equity interests in Syntech Holdings and Syntech Holdings II Pty Ltd, respectively (hereinafter “Syntech Project”) for a consideration of AUD202.5 million and the equity transfers were completed on 1 August 2011.

Syntech Project has ore coal mine in production and 5 exploration projects and is situated in the Surat Basin in Queensland, Australia which is approximately 380 km from the coal port terminal of Brisbane and 460 km from the terminal at the coal port of Gladstone. The type of coal is thermal coal with HHV of 6,300 kilocalorie/ kg. The Project consists of open cut mine resources totaling 1,732 million tonnes. Of the total resources, the coal resources conforming to the JORC Standard amounts to 723 million tonnes while the non-JORC Standard reserve subject to further inspection amounts to 1,009 million tonnes. The coal reserve confirmed to be conforming to the JORC Standard is 440 million tonnes.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Currently, the operating coal mine of Syntech is the first stage of the Cameby Downs coal mine project, which has with an annual production capacity of raw coal and salable coal of 2 million tonnes and 1.4 million tonnes respectively. In the second stage the annual production capacity is estimated to be increased to 16 million tonnes of raw coal and 11.4 million tonnes of salable coal. The total acquisition consideration of AUD 202.5 million (equivalent to approximately RMB1,429 million) represents approximately 11.80% of the Group’s 2010 audited total profits of RMB12,113.8 million under PRC accounting principles.

6.	Acquisition of 30% Equity Interest in Ashton Coal Mine Joint Venture in Australia

As approved at the seventeenth meeting of the fourth session of the Board on 30 December 2010, Yancoal Australia, through a subsidiary company, paid USD250 million to acquire a 30% equity interest held indirectly by Singapore IMC Group in the Ashton Coal Mine Joint Venture. After the transfer of equity interest was completed on 13 May 2011, the Company’s control in the Ashton Coal Mine Joint Venture has increased from 60% to 90%.

7.	Disposal of 51% Equity Interest in Minerva Coal Mine Joint Venture in Australia

As approved at the seventeenth meeting of the fourth session of the Board on 30 December 2010, a wholly-owned subsidiary of Yancoal Australia disposed of its 51% equity interest in the Minerva Coal Mine Joint Venture to a subsidiary of Sojitz Corporation in Australia for a consideration of AUD201 million. Upon completion of such disposal, the Company ceased to have any interest in the Minerva Coal Mine Joint Venture.

8.	Establishment of Yancoal International (Holding) Co., Limited

In order to establish a scientific and regulated overseas asset management structure and to build a multichannel overseas financing platform, Yancoal International (Holding) Co., Limited, a wholly-owned subsidiary of the Company, was established in Hong Kong to act as the platform for overseas assets and business management, upon the consideration and approval by the general manager working meeting of the Company on 17 June 2011. Yancoal International (Holding) Co., Limited has three subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited and Yancoal International Resources Development Co., Limited.

9.	Increasing the Registered Capital of Yancoal Australia Pty Ltd

As considered and approved at the seventeenth meeting of the fourth session of the Board on 30 December 2010, the Company increased the capital investment in Yancoal Australia Pty Ltd by AUD 909 million. After completion of registered capital change procedure, the capital investment in Yancoal Australia will be increased from AUD 64 million to AUD 973 million.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

10.	Increasing the registered capital of Ordos Neng Hua

As approved at the eighteenth meeting of the fourth session of the Board held on 17 January 2011, the Company increased its capital investment in Ordos Neng Hua by RMB 2.6 billion with its own capital. The registered capital of Ordos Neng Hua increased from RMB 500 million to RMB 3.1 billion on 24 January 2011.

VI.	CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly continuing connected transactions entered into with its Controlling Shareholder (together with its subsidiaries) for the provision of materials and services and connected transactions for joint external investment of them.

(1)	Continuing connected transactions

At the second extraordinary general meeting held on 23 December 2008, the five continuing connected transaction agreements and the annual caps for such transactions from 2009 to 2011 had been approved. Prices of these transactions are mainly determined by the price fixed by the State, and if there is no State price available, the market price is used. If there is no market price available, then the actual cost is applied. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As approved at the fourteenth meeting of the fourth session of the Board on 23 April 2010, the Company and Yankuang Group Finance Company Limited entered into the “Financial Service Agreement”. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions from 2010 to 2011. It has been agreed that the rates for the fees charged by Yankuang Group Finance for the financial services to be provided to the Group shall equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risk control measures were also established to safeguard the security of the fund from system’s perspective.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

1.	Continuing connected transaction of the supply of materials and services

(The listed figures are under PRC CASs)

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB 1,161.8 million in the first half of 2011. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB 962.9 million.

The following table sets out the connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in the first half of 2011:

					Increase/ decrease of connected transactions (%)

	the first half of 2011		the first half of 2010
	Amount (RMB’000)	Income (%)	Amount (RMB’000)	Income (%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	1,161,792	5.60	1,381,733	8.86	-15.92
Sales of goods and rendering of services by the Controlling Shareholder to the Group	962,856	4.64	758,618	4.86	26.92

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in the first half of 2011:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross Profits (RMB’000)

Coal sold to the Controlling Shareholder	826,567	360,053	466,514

2.	Continuing transaction of pension fund

According to the Pension Fund Management Agreement, as approved at the 2008 second general Shareholders’ meeting, and the annual transaction caps from 2009 to 2011, the Controlling Shareholder shall provide free management and submission services of endowment insurance fund, medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maturity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in the first half of 2011 was RMB 564.9 million.

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The following table sets out in the details of the annual transaction caps for 2011 and actual transaction amounts in the first half of 2011 for the above continuing transactions.

No	Type of connected transaction	Agreement	Annual transaction cap for the year 2011	Value of transaction for the first half of 2011
			(RMB’000)	(RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	726,000	343,589
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,594,340	615,688
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,451,510	564,885
4	Coal and material provided to Yankuang Group	Provision of Coal Products and Material Agreement	4,650,000	1,062,687
5	Electricity and heat provided to Yankuang Group	Provision of Electricity Agreement	360,400	96,035
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balances		1,400,000	1,400,000
	– loan facility		1,000,000	0
	– financial services fees		28,540	3,579

(2)	External Connected Transactions entered into jointly by the Group and related parties

Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yanzhou Coal will contribute RMB1.35 billion in cash, representing an equity interest of 25%. The registered capital will be paid in full in 3 stages before August 2012. Future Energy will mainly engage in investment and participation in the coal-to-liquid project in Shaanxi Province as well as the preparation for development of ancillary coal mines.

For details, please refer to the “Announcements in relation to the Resolutions passed at the Seventeenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited” and “Announcement in Relation to the Connected Transaction of Yanzhou Coal Mining Company Limited” on 30 December 2010 and 24 January 2011, respectively. The above announcements have also been posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

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(3)	Debt and debt obligations due between the Group and the Controlling Shareholder are mainly due to the mutual provisions of materials and services and the acquisition of assets

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in the first half of 2011 are listed as follows:

	Payable to related parties		Receivable from related parties
Related parties	Amount involved	Remaining	Amount involved	Remaining
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Yankuang Group	1,718,392	486,924	2,700,041	2,312,467

As at 30 June 2011, the Controlling Shareholder or its subsidiaries have not used the Group’s funds for non-operational matters in any circumstances.

(4)	Entering into of a new “Financial Services Agreement”

As approved at the third meeting of the fifth session of the Board on 19 August 2011, the Company and Yankuang Group Finance Company Limited entered into a new “Financial Services Agreement”, which provided for the continuing connected transactions for the provision of deposits, borrowings and settlement services. The fees charged by Yankuang Group Finance Company shall equal to or more favorable than those charged by the major commercial banks in the PRC for the provision of the same kind of financial services.

Pursuant to this new “Financial Service Agreement” entered into between both parties, the annual transaction caps from 2011 to 2012 for the continuing connected transactions for the provision of financial services by Yankuang Group Finance Company Limited to the Group are as follows:

(1)	The maximum daily balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance Company Limited shall not exceed RMB1.82 billion.

(2)	Yankuang Group Finance Company Limited shall provide a comprehensive credit facility limit RMB1.6 billion (including accrued interests) to the Group;

(3)	Total fees for the discounted note services and other financial services such as settlement services: the annual cap shall not exceed RMB28.54 million.

The details of the Group’s connected transactions are set out in note 27 to the consolidated financial statements prepared in accordance with the IFRS herein, or note 9 as prepared in accordance with PRC CASs. The various related transactions set out in Note 27 to the consolidated financial statements prepared in accordance with the IFRS, or Note 9 as prepared in accordance with PRC CASs, also fall under the definition of continuing connected transactions in Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange.

Other than the material connected transactions described in this Chapter, the Group was not a party to any other material connected transactions during the current reporting period.

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VII.	MATERIAL CONTRACTS AND PERFORMANCE

(1)	During the current reporting period, the Company was not involved in any trust arrangement, contract or lease of other’s assets or other’s trust arrangement, contract or lease involving the Company’s assets, nor such transactions that occurred in the previous period but were extended to this period.

(2)	Guarantee contracts arising during the current reporting period or occurred in the previous period but were extended to the current period:

Information on the outstanding guarantee contracts that were entered into in the previous period but was extended to the reporting period are as follows:

At the Company’s 2009 first extraordinary general meeting held on 30 October 2009, the “Resolution relating to the financing arrangement in respect of the acquisition of the equity interests in Felix Resources Limited” was approved.

The total financing loan of Yancoal Australia Pty in 2009 for the acquisition of the equity interests in Felix Resources Limited by Austar Coal Mine Pty Limited, amounted to USD3,040 million and was guaranteed by the Company. The sum guaranteed represents 52.93% of the audited net asset value of the Company as at 31 December 2010 of RMB36.7217 billion, calculated in accordance with the PRC accounting principles. Yankuang Group counter-guaranteed the Company’s guarantee.

Yancoal Australia and Felix Resources Limited provided guarantees amounting to AUD27.7993 million to its subsidiaries and jointly controlled entities for production and operation purposes. The guarantees were extended and remained valid during the reporting period.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

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(3)	Entrusted loans provided during the current reporting period or entrusted loans previously provided which were carried forward to the reporting period are set out in the following table:

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Yancoal Australia Pty Limited	USD90 million	From 7 November 2005 to 7 November 2010	2.26%~4.67%	Reviewed and approved at a board meeting held on 28 June 2005. Reviewed and approved extension of repayment date for one year at a board meeting held on 17 August 2007. Reviewed and approved extension of repayment date for two years at a board meeting held on 24 October 2008.	No	yes	RMB3629291.29

2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17th May, 2007 to 17th May, 2010 Withdrawal of RMB500 million via 10 draw downs	6.40%	Reviewed and approved at a board meeting held on 25 October 2006. Reviewed and approved extension of repayment date for two years at a work meeting of the general manager held on 24 May 2010. Reviewed and approved wavier of interest payments for the year 2010 at a meeting of the general manager held on June 7, 2011.	No	No	No

3	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Withdrawal of RMB182.90355235 million via 12 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 27 July 2007	Approved at the board meeting held on 25 March 2011, RMB182903552.35 accrued as a provision for devaluation	No	No

4	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15 October 2007 to 15 October 2012. Withdrawal of RMB1,500 million via 29 draw downs	6.65%	Reviewed and approved at a board meeting held on 17 August 2007. Reviewed and approved wavier of interest payments for the year 2011 at a meeting of the general manager held on 7 June 2011.	No	No	No

5	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 June 2012	6.40%	Reviewed and approved at a work meeting of the general manager held on 5 November 2007. Reviewed and approved extension of repayment date for 1.5 years at a work meeting of the general manager held on 31 December 2010.	No	No	RMB1467461.11

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No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

6	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2011. Withdrawal of RMB80 million via 5 draw downs	6.40%	Reviewed and approved at a work meeting of the general manager held on 21 August 2008. Reviewed and approved extension of repayment date for 1 years at a work meeting of the general manager held on 31 December 2010.	No	Recovered RMB40 million	RMB2347937.78

7	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrawal of RMB529 million via 8 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 23 February 2009. Approved transfer of RMB150million to share capital at the eleventh meeting of fourth session of the Board	No	Transferred to share capital of RMB150 million	RMB11690330.8

8	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012 Withdrawal of RMB130 million via 8 draw downs	6.40%	Reviewed and approved at a work meeting of the general manager held on 23 March 2009. Reviewed and approved waiver of interest payment for the year 2011 at a meeting of the general manager held on 7 June 2011.	No	No	Nil

9	Yanzhou Coal Yulin Neng Hua Company Limited	RMB200 million	From 19 January 2010 to 9 January 2013. Withdrawal of RMB195 million via 4 draw downs.	6.40%	Reviewed and approved at a work meeting of the general manager held on 31 December 2009. Reviewed and approved waiver of interest payment for the year 2011 at a work meeting of the general manager held on 7 June 2011.	No	Recovered RMB34million	Nil

10	Yanmei Heze Neng Hua Company Limited	RMB600 million	From 3 June 2010 to 3 June 2015. Withdrawal of RMB600 million via 4 draw downs.	6.65%	Reviewed and approved at a work meeting of the general manager held on 24 May 2010.	No	No	RMB18,096,322.66

11	Yanzhou Coal Yulin Neng Hua Company Limited	RMB53 million	From 26 January 2011 to 26 January 2014.	6.65%	Reviewed and approved at a work meeting of the general manager held on 31 December 2010. Reviewed and approved waiver of interest payment for the year 2011 at a work meeting of the general manager held on 7 June 2011.	No	No	Nil

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No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

12	Yanmei Heze Neng Hua Company Limited	RMB1,700 million	From 15 March 2011 to 15 March 2016. Withdrawal of RMB150 million.	6.65%	Approved at the Seventeenth of the Forth Session Meeting of Board on 30 December 2010.	No	No	RMB2,546,046.68

13	Yanzhou Coal Ordos Neng Hua Company Limited	RMB1,950 million	From 28 February 2011 to 28 February 2016. Withdrawal of RMB1,950 million via 4 draw downs.	6.45%	Reviewed and approved at a work meeting of the general manager held on 22 February 2011.	No	No	RMB36,085,326.74

14	Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	From 17 May 2011 to 17 May 2013.	6.40%	Reviewed and approved at a work meeting of the general manager held on 16 May 2011.	No	No	RMB1,174,755.55

At a work meeting of the general manager held on 22 January 2007, Shanxi Neng Hua was approved to grant an entrusted loan of RMB200 million to Tianhao Chemicals, details of which are set out in the following table:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB 200 million	From 29 March, 2007 to 28 March 2012. Withdrawal via 3 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 22nd January 2007	No	No	—

During the reporting period, there was no other entrustment of loans provided by the Company. Save as disclosed in the above table, the Company currently has no other plans to provide entrusted loans.

The above entrusted loan is disclosed under the relevant PRC (other than Hong Kong) regulatory rules.

Save as the disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

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VIII.	OTHER EVENTS

(Prepared under the regulatory rules of Hong Kong)

Repurchase, sale or redemption of listed shares of the Company

The 2010 annual general meeting was convened by the Company on 20 May 2011, pursuant to which a general mandate was granted to the Board to issue additional H shares of the Company during the relevant authorized period. Depending on the needs and market conditions, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company, the issuance amount shall not exceed 20% of the total outstanding number of H shares of the Company as at the date of passing the resolution.

The 2010 annual general meeting, the 2011 first class meeting of the holders of domestic shares and the 2011 first class meeting of the holders of H shares were convened by Yanzhou Coal Mining Company Limited on 20 May 2011, pursuant to which a general mandate was granted to the Board to repurchase H Shares of the Company not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing the resolution. Under the general mandate, the Board is authorized to repurchase H Shares of the Company during the relevant authorized period and to determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company.

As at the date of this interim report, the Company has not exercised the above mentioned general mandates.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

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Auditors

During the reporting period, the Company engaged Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) in Hong Kong and Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) as its international and domestic auditors, respectively.

As approved at the 2009 annual general meeting of Yanzhou Coal Mining Company Limited on 25 June 2010, Grant Thornton (the “Grant Thornton”) and Shine Wing Certified Public Accountants (the “Shine Wing”) were appointed as the Company’s international and domestic auditors, respectively, for the year ended 31 December 2010.

As approved at the 2011 first extraordinary general meeting on 18 February 2011, Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) was appointed as the international auditors of the Company and its subsidiaries and should hold office until the conclusion of the 2010 annual general meeting of the Company.

As approved at the 2010 annual general meeting of Yanzhou Coal Mining Company Limited on 20 May 2011, Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and Shine Wing Certified Public Accountants (the “Shine Wing”) were appointed as the Company’s international and domestic auditors, respectively, for the year ended 31 December 2011.

IX.	DURING THE REPORTING PERIOD, THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLING PERSONS HAVE NOT BEEN INVESTIGATED BY THE RELEVANT AUTHORITIES, JUDICIAL DEPARTMENTS HAVE NOT BEEN IMPOSED ANY COMPULSORY MEASURES BY JUDICIAL DEPARTMENTS, HAVE NOT BEEN TRANSFERRED TO JUDICIAL ORGANISATION OR PROSECUTED FOR CRIMINAL LIABILITY, HAVE NOT BEEN AUDITED BY THE CSRC, PUNISHED BY CSRC, BANNED FROM ENTRY INTO THE SECURITIES MARKET, HAVE NOT BEEN PUBLICLY CRITICISED OR CONFIRMED AS NON-FIT AND PROPER PERSONS, OR PUBLICLY REPRIMANDED BY OTHER ADMINISTRATIVE DEPARTMENTS OR THE STOCK EXCHANGES.

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X.	THE INDEX OF OTHER SIGNIFICANT DISCLOSED INFORMATION

Item	Date	Printed papers and areas

Announcement of Ordinary Connected Transactions of Yanzhou Coal Mining Company Limited	10 January 2011	A027 Page, China Securities Journal A30 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Eighteenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	18 January 2011	B006 Page, China Securities Journal A27 Page, Shanghai Securities News

Announcement in Relation to the 2011 Provincial Thermal Coal Sales Contract by Yanzhou Coal Mining Company Limited	18 January 2011	B006 Page, China Securities Journal B27 Page, Shanghai Securities News

Announcement of Connected Transactions of Yanzhou Coal Mining Company Limited	25 January 2011	B003 Page, China Securities Journal B16 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Nineteenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	31 January 2011	B002 Page, China Securities Journal A27 Page, Shanghai Securities News

Announcement in Relation to Investment by a wholly-owned subsidiary of Yanzhou Coal Mining Company Limited for Successful Bidding for Mining Rights	31 January 2011	B002 Page, China Securities Journal A27 Page, Shanghai Securities News

Materials on the First 2011 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	12 February 2011

Announcement in Relation to the Resolutions Passed at the First 2011 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	21 February 2011	A17 Page, China Securities Journal A18 Page, Shanghai Securities News

Legal Opinions of the First 2011 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	21 February 2011

Announcement of Yanzhou Coal Mining Company Limited	11 March 2011	B006 Page, China Securities Journal B25 Page, Shanghai Securities News

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Item	Date	Printed papers and areas

Summary of the Annual Report of Yanzhou Coal Mining Company Limited	28 March 2011	B165 Page, China Securities Journal A183 Page, Shanghai Securities News

Notice of the 2010 Annual General Meeting of Yanzhou Coal Mining Company Limited	28 March 2011	B166 Page, China Securities Journal A182 Page, Shanghai Securities News

Notice of the First 2011 General Meeting for holders of A Shares and holders of H Shares of Yanzhou Coal Mining Company Limited	28 March 2011	B166 Page, China Securities Journal A183 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Twentieth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	28 March 2011	B167 Page, China Securities Journal A184 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Eleventh Meeting of the Fourth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	28 March 2011	B167 Page, China Securities Journal A184 Page, Shanghai Securities News

2010 Annual Social Responsibility Report of Yanzhou Coal Mining Company Limited	28 March 2011	–

Annual Report of Yanzhou Coal Mining Company Limited	28 March 2011	–

2010 Specification for the Funds Occupied by the Controlling Shareholder and Other Connected Parties of Yanzhou Coal Mining Company Limited	28 March 2011	–

2010 Annual Report of the Internal Control Evaluation of Yanzhou Coal Mining Company Limited	28 March 2011	–

2010 Continuous Supervision Report for Significant Assets Reorganization of Yanzhou Coal Mining Company Limited	15 April 2011	–

First Quarterly Report for the Year 2011 of Yanzhou Coal Mining Company Limited	27 April 2011	–

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Item	Date	Printed papers and areas

Supplemental Notice of 2010 Annual General Meeting in Relation to the Addition of a New resolution of Yanzhou Coal Mining Company Limited	28 April 2011	B134 Page, China Securities Journal B135 Page, Shanghai Securities News

Materials on the 2010 Annual General Meeting of Yanzhou Coal Mining Company Limited	14 May 2011	–

Materials on the First 2011 General Meeting for holders of A Shares and holders of H Shares of Yanzhou Coal Mining Company Limited	14 May 2011	–

Announcement on Resolutions Passed at the First Meeting of the Fifth Session of the Board of Yanzhou Coal Mining Company Limited	23 May 2011	A19 Page, China Securities Journal A12 Page, Shanghai Securities News

Announcements in Relation to the Resolutions Passed at the First 2011 Annual General Meeting for holders of A Shares and holders of H Shares of Yanzhou Coal Mining Company Limited	23 May 2011	A19 Page, China Securities Journal A12 Page, Shanghai Securities News

Announcements in Relation to the Resolutions Passed at the 2010 Annual General Meeting of Yanzhou Coal Mining Company Limited	23 May 2011	A19 Page, China Securities Journal A12 Page, Shanghai Securities News

Announcement on Resolutions Passed at the 1st Meeting of the Fifth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	23 May 2011	A19 Page, China Securities Journal A12 Page, Shanghai Securities News

Legal Opinions of the First 2011 General Meeting for holders of A Shares and holders of H Shares of Yanzhou Coal Mining Company Limited	23 May 2011	–

Legal Opinions of 2010 General Meeting of Yanzhou Coal Mining Company Limited	23 May 2011	–

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Item	Date	Printed papers and areas

Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	23 May 2011	A19 Page, China Securities Journal A12 Page, Shanghai Securities News

Second Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	26 May 2011	A28 Page, China Securities Journal B14 Page, Shanghai Securities News

Third Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	30 May 2011	B008 Pages, China Securities Journal A25 Pages, Shanghai Securities News

Announcement of Distribution of the 2010 Final Dividend for A Shares of Yanzhou Coal Mining Company Limited	16 June 2011	B013 Page, China Securities Journal B14 Page, Shanghai Securities News

Announcement on the Resolutions Passed at the Second Meeting of the Fifth Session of the Board of Yanzhou Coal Mining Company Limited	5 July 2011	A10 Page, China Securities Journal B29 Page, Shanghai Securities News

Announcement in Relation to Acquisition of 100% Equity Interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd by Yanzhou Coal Mining Company Limited	2 August 2011	B51 Page, China Securities Journal B53 Page, Shanghai Securities News

Note:	The information disclosed in this table is in accordance with the regulatory rules of PRC (excluding Hong Kong) and has been posted on the Shanghai Stock Exchange’s website (http://www.sse.com.cn), Hong Kong Stock Exchange’s website (http:// www.hkexnews.hk) and the Company’s website (http://www.yanzhoucoal.com.cn).

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS

I.	THE INTERIM FINANCIAL STATEMENT AND THE NOTES UNDER THE IFRS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2011

		Six months ended 30 June
	Notes	2011	2010
		RMB’000	RMB’000
		(unaudited)	(unaudited)

Gross sales of coal	5	19,326,668	14,450,757
Railway transportation service income		242,877	258,250
Gross sales of electricity power		161,727	85,839
Gross sales of methanol		477,334	408,568
Gross sales of heat supply		15,406	15,274

Total revenue		20,224,012	15,218,688
Transportation costs of coal	5	(623,718)	(368,928)
Cost of sales and service provided	6	(9,953,247)	(7,363,472)
Cost of electricity power		(161,536)	(79,557)
Cost of methanol		(439,289)	(429,016)
Cost of heat supply		(8,374)	(7,609)

Gross profit		9,037,848	6,970,106
Selling, general and administrative expenses		(2,899,599)	(3,365,852)
Share of income (loss) of associates		14,137	(7,962)
Other income	7	1,509,646	127,560
Interest expenses	8	(426,106)	(157,736)

Profit before income taxes	9	7,235,926	3,566,116
Income taxes	10	(2,040,953)	(832,526)

Profit for the period		5,194,973	2,733,590

Attributable to:
Equity holders of the Company		5,183,335	2,715,439
Non-controlling interests		11,638	18,151

		5,194,973	2,733,590

Earnings per share, basic	12	RMB1.05	RMB0.55

Earning per ADS, basic	12	RMB10.54	RMB5.52

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2011

	Six months ended 30 June
	2011 RMB’000 (unaudited)	2010 RMB’000 (unaudited)

Profit for the period	5,194,973	2,733,590

Other comprehensive income (after income tax):
Available-for-sale investments:
Change in fair value	4,594	(85,243)
Deferred taxes	(1,148)	21,311

	3,446	(63,932)

Cash flow hedges:
Cash flow hedge reserve recognized	138,404	(53,476)
Reclassification adjustments for amounts transferred to income statement (Included in selling, general and administrative expenses)	3,725	(3,805)
Deferred taxes	(43,522)	14,731

	98,607	(42,550)

Exchange difference arising on translation of foreign operations	129,947	(7,747)

Other comprehensive income/(loss) for the period	232,000	(114,229)

Total comprehensive income for the period	5,426,973	2,619,361

Attributable to:
Equity holders of the Company	5,415,335	2,602,642
Non-controlling interests	11,638	16,719

	5,426,973	2,619,361

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2011

	Notes	At 30 June 2011 RMB’000 (unaudited)	At 31 December 2010 RMB’000 (unaudited)

ASSETS
CURRENT ASSETS
Bank balances and cash		12,194,213	6,771,314
Term deposits		10,133,947	2,567,722
Restricted cash	13	66,420	85,188
Bills and accounts receivable	14	3,597,010	10,017,260
Inventories		1,293,617	1,646,116
Prepayments and other receivables	15	3,688,720	2,613,686
Prepaid lease payments		18,416	18,280
Prepayment for resources compensation fees	16	3,948	3,948
Derivative financial instruments		418,370	239,476
Taxes recoverable		79,801	169,013
Overburden in advance		187,640	149,351

TOTAL CURRENT ASSETS		31,682,102	24,281,354

NON-CURRENT ASSETS
Intangible assets	18	22,003,099	19,633,164
Prepaid lease payments		736,571	728,082
Prepayment for resources compensation fees	16	6,516	8,072
Property, plant and equipment	19	28,492,679	19,874,615
Goodwill		1,266,503	1,196,586
Investments in securities	20	229,036	224,442
Interests in associates		1,629,095	1,074,958
Interests in jointly controlled entities		20,996	751
Restricted cash	13	40,150	1,365,995
Deposits made on investments		2,557,807	3,243,679
Deferred tax assets	23	949,365	1,124,166

TOTAL NON-CURRENT ASSETS		57,931,817	48,474,510

TOTAL ASSETS		89,613,919	72,755,864

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET – CONTINUED

AT 30 JUNE 2011

	Notes	At 30 June 2011 RMB’000 (unaudited)	At 31 December 2010 RMB’000 (unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	21	1,404,078	1,554,444
Other payables and accrued expenses		4,035,428	3,820,971
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	2,767,775	2,300,637
Amounts due to Parent Company and its subsidiary companies		1,825,544	438,783
Borrowings-due within one year	22	10,164,000	614,925
Current portion of long term payable-due within one year		2,343,459	6,536
Derivative financial instruments		191,697	166,178
Tax payable		1,333,275	1,231,388

TOTAL CURRENT LIABILITIES		24,065,256	10,133,862

NON-CURRENT LIABILITIES
Borrowings-due after one year	22	19,794,664	22,400,833
Deferred tax liability	23	3,244,106	2,601,207
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	186,521	152,594
Non-current portion of long term payable-due within one year		2,360,244	28,917

Total non-current liabilities		25,585,535	25,183,551

Total liabilities		49,650,791	35,317,413

Capital and reserves	24
Share capital		4,918,400	4,918,400
Reserves		34,926,965	32,413,486

Equity attributable to equity holders of the Company		39,845,365	37,331,886
Non-controlling interests		117,763	106,565

TOTAL EQUITY		39,963,128	37,438,451

TOTAL LIABILITIES AND EQUITY		89,613,919	72,755,864

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2011

	Share capital RMB’000 (note 24)	Share premium RMB’000	Future development fund RMB’000 (note 24)	Statutory common reserve fund RMB’000 (note 24)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Profit for the period (unaudited)	—	—	—	—	—	—	—	2,715,439	2,715,439	18,151	2,733,590
Other comprehensive income: (unaudited)
– Fair value change of available-for-sale investments	—	—	—	—	—	(63,932)	—	—	(63,932)	—	(63,932)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(42,550)	—	(42,550)	—	(42,550)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(6,315)	—	—	—	(6,315)	(1,432)	(7,747)

Total comprehensive income for the period (unaudited)	—	—	—	—	(6,315)	(63,932)	(42,550)	2,715,439	2,602,642	16,719	2,619,361

Transactions with owners (unaudited)
– Appropriations to reserves	—	—	269,481	—	—	—	—	(269,481)	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	—	(1,229,600)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners (unaudited)	—	—	269,481	—	—	—	—	(1,503,512)	(1,234,031)	4,417	(1,229,614)

Balance at 30 June, 2010	4,918,400	2,981,002	3,531,355	3,204,455	12,700	87,936	(35,668)	15,820,238	30,520,418	123,622	30,644,040

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED 30 JUNE 2011

	Share capital RMB’000 (note 24)	Share premium RMB’000	Future development fund RMB’000 (note 24)	Statutory common reserve fund RMB’000 (note 24)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Profit for the period (unaudited)	—	—	—	—	—	—	—	5,183,335	5,183,335	11,638	5,194,973
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	3,446	—	—	3,446	—	3,446
– Cash flow hedge reserve recognized	—	—	—	—	—	—	98,607	—	98,607	—	98,607
– Exchange difference arising on translation of foreign operations	—	—	—	—	129,947	—	—	—	129,947	—	129,947

Total comprehensive income for the period (unaudited)	—	—	—	—	129,947	3,446	98,607	5,183,335	5,415,335	11,638	5,426,973

Transactions with owners (unaudited)
– Appropriations to reserves	—	—	294,870	—	—	—	—	(294,870)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)

Total transactions with owners (unaudited)	—	—	294,870	—	—	—	—	(3,196,726)	(2,901,856)	(440)	(2,902,296)

Balance at 30 June, 2011	4,918,400	2,981,002	3,955,494	3,870,420	322,425	90,969	129,095	23,577,560	39,845,365	117,763	39,963,128

64    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2011

		Six months ended 30 June
	Notes	2011 RMB’000 (unaudited)	2010 RMB’000 (unaudited)

NET CASH FROM OPERATING ACTIVITIES		13,136,797	2,084,499

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(4,709,415)	(1,843,859)
Purchase of intangible assets		(33,948)	(977)
Purchase of land use rights		(876)	(442)
(Increase) decrease in term deposits		(7,566,224)	433,178
Acquisition of subsidiaries		—	(133,000)
Acquisition of non-controlling interests of Tianhao		—	(14)
Acquisition of An Yuan Coal Mine	25	(355,000)	—
Establishment of an associate		(540,000)	—
Acquisition of additional interests in joint venture		(1,527,708)	—
Decrease (increase) in restricted cash		1,366,964	(294,511)
Increase in deposits made on investments		(394,128)	(125,000)
Proceeds on disposal of property, plant and equipment		12,086	28,549

		(13,748,249)	(1,936,076)

NET CASH FROM (USED IN) FINANCING ACTIVITIES
Dividend paid		(1,367,856)	—
Proceeds from bank loans		11,182,894	679,774
Repayments of bank borrowings		(3,821,979)	(280,768)
Repayments of other borrowings (Note)		—	(584,478)
Dividend paid to non-controlling interests of subsidiaries		(2,408)	—

		5,990,651	(185,472)

Net increase (decrease) in cash and cash equivalents		5,379,199	(37,049)

CASH AND CASH EQUIVALENTS, AT 1 JANUARY		6,771,314	8,522,399
Effect of foreign exchange rate changes		43,700	(35,802)

CASH AND CASH EQUIVALENTS, AT 30 JUNE REPRESENTED BY BANK BALANCES AND CASH		12,194,213	8,449,548

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2011

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal Australia”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB 1.5 billion in 2010.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.89% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,965,000.

In 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resource Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principle activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. The acquisition was completed in 2009.

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. The Company invested additional equity in the registered capital of Ordos by RMB2.6 billion during the period.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2010, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after 1 January 2011.

In the current period the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January 2011. The new IFRSs relevant to these interim financial statements are as follows:

•

IAS 24 (Revised) simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. Government-related entities are now defined as entities that are controlled, jointly controlled or significant influenced by the government. The revised standards still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves the balance by requiring disclosure about these transactions only if they are significant.

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and finance services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground and open-cut mining, preparation and sales of coal
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

		For the six months ended 30 June 2011
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	19,326,668	242,877	654,467	—	20,224,012
Inter-segment sales	107,394	25,695	176,272	(309,361)	—

Total	19,434,062	268,572	830,739	(309,361)	20,224,012

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	6,505,567	31,230	(68,823)	—	6,467,974

Unallocated corporate expenses					(239,648)
Unallocated corporate income					1,248,394
Share of profits of associates	7,059	—	7,078	—	14,137
Interest income					171,175
Interest expenses					(426,106)

Profit before income taxes					7,235,926
Income taxes					(2,040,953)

Profit for the period					5,194,973

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT – CONTINUED

		For the six months ended 30 June 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	14,450,757	258,250	509,681	—	15,218,688
Inter-segment sales	93,745	23,783	300,119	(417,647)	—

Total	14,544,502	282,033	809,800	(417,647)	15,218,688

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	4,024,401	41,276	(151,162)	—	3,914,515

Unallocated corporate expenses					(276,425)
Unallocated corporate income					11,956
Share of loss of associates	—	—	(7,962)	—	(7,962)
Interest income					81,768
Interest expenses					(157,736)

Profit before income taxes					3,566,116
Income taxes					(832,526)

Profit for the period					2,733,590

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Coal sold in the PRC, gross	15,006,388	12,449,951
Less: Transportation costs	175,909	94,755

Coal sold in the PRC, net	14,830,479	12,355,196

Coal sold outside the PRC, gross	4,320,280	2,000,806
Less: Transportation costs	447,809	274,173

Coal sold outside the PRC, net	3,872,471	1,726,633

Net sales of coal	18,702,950	14,081,829

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Materials	1,211,129	929,345
Wages and employee benefits	2,774,468	2,179,922
Electricity	83,675	134,181
Depreciation	778,195	766,648
Land subsidence, restoration, rehabilitation and environmental costs	766,815	717,257
Annual fee and amortization of mining rights (note 18)	332,996	181,674
Other transportation cost	34,294	37,072
Costs of traded coal	2,395,130	1,493,902
Business tax and surcharges	282,307	241,796
Others	1,294,238	681,675

	9,953,247	7,363,472

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	OTHER INCOME

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Interest income from bank deposits	171,175	81,768
Exchange gain	1,242,793	—
Others	95,678	45,792

	1,509,646	127,560

8.	INTEREST EXPENSES

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Interest expenses on:
– bank borrowings wholly repayable within 5 years	309,819	149,656
– bank borrowings not wholly repayable within 5 years	1,960	5,085
– bills receivable discounted without recourse	18,390	2,695
Deemed interest expenses in respect of acquisition of Jining III	—	300
Interest expenses in respect of acquisition of Zhuan Longwan	95,937	—

	426,106	157,736

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Profit before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	1,124,654	1,140,842
Amortization of intangible assets
– Included in cost of sales and service provided	264,048	111,969
– Included in selling, general and administrative expenses	7,857	4,023

Total depreciation and amortization	1,396,559	1,256,834

Amortization of prepaid lease payments	5,352	8,783
Loss on disposal of property, plant and equipment	7,777	6,987
Exchange (gain) loss, net	(1,242,793)	1,059,914

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	INCOME TAXES

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Income tax:
Current taxes	1,395,889	1,345,548
Under provision in prior years	4,821	—

	1,400,710	1,345,548

Deferred tax charge (note 23):
Current period	640,243	(513,022)

	2,040,953	832,526

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%. The effective income tax rate of the Group for the current period is 28% (six months ended 30 June, 2010: 23%).

11.	DIVIDENDS

	For the six months ended 30 June
	2011 RMB’000	2010 RMB’000

Final dividend approved, RMB0.59 per share (2010: RMB0.25)	2,901,856	1,229,600

Pursuant to the annual general meeting held on 20 May, 2011, a final dividend in respect of the year ended 31 December, 2010 was approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended 30 June 2011 and 30 June 2010 is based on the profit for the period of RMB5,183,335,000 and RMB2,715,439,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the periods ended 30 June 2011 and 2010.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government and as guarantee for borrowings.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Accounts receivable
– From third parties	638,913	439,646
– From a jointly controlled entity	61,885	53,450

	700,798	493,096
Less: Impairment loss	(5,744)	(5,406)

	695,054	487,690
Total bills receivable	2,901,956	9,529,570

Total bills and accounts receivable, net	3,597,010	10,017,260

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

1-90 days	1,888,818	4,738,930
91-180 days	1,708,192	5,278,330

	3,597,010	10,017,260

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Advances to suppliers	700,064	243,210
Due from a jointly controlled entity (note)	199,634	115,480
Deposit for environment protection	261,093	254,193
Prepaid relocation costs of inhabitants	2,025,875	1,709,872
Others	502,054	290,931

	3,688,720	2,613,686

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

16.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June 2011 RMB’000

At the beginning of period	2,453,231
Exchange re-alignment	5,192
Acquisition of additional interests in joint venture	15,139
Additional provision in the period	763,482
Utilization of provision	(282,748)

At the end of period	2,954,296

Presented as:

Current portion	2,767,775
Non-current portion	186,521

2,954,296

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17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS – CONTINUED

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

18.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Technology RMB’000	Rail access rights RMB’000	Water licenses RMB’000	Port access licenses RMB’000	Others RMB’000	Total RMB’000

Cost
At 1 January 2011	15,834,711	3,905,285	167,848	3,565	132,620	—	19,944	20,063,973
Exchange re-alignment	449,443	126,809	5,085	226	244	344	425	582,576
Acquisition of additional interests in joint venture	207,792	539,096	—	7,907	—	23,052	23	777,870
Acquisition of An Yuan Coal Mine	1,258,433	—	—	—	—	—	—	1,258,433
Additions for the period	—	30,285	—	—	—	—	3,663	33,948

At 30 June 2011	17,750,379	4,601,475	172,933	11,698	132,864	23,396	24,055	22,716,800

Amortization
At 1 January 2011	426,884	—	—	252	—	—	3,673	430,809
Exchange re-alignment	10,807	—	—	17	—	15	148	10,987
Provided for the period	264,048	—	—	609	—	981	6,267	271,905

At 30 June 2011	701,739	—	—	878	—	996	10,088	713,701

Carrying values
At 30 June 2011	17,048,640	4,601,475	172,933	10,820	132,864	22,400	13,967	22,003,099

At 31 December 2010	15,407,827	3,905,285	167,848	3,313	132,620	—	16,271	19,633,164

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from 25 September, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB5 per tonne for raw coal mined amounting to RMB68,948,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

At 30 June 2011, intangible assets with a carrying amount of approximately RMB19,836,543,000 (31 December 2010: RMB18,297,975,000) have been pledged to secure the banking facilities of the Australian subsidiaries.

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19.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

Cost
At 1 January 2011	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220
Exchange re-alignment	9,229	5,811	—	—	31,903	155,192	—	20,497	222,632
Acquisition of additional interests in joint venture	—	6,427	—	—	90,199	502,494	—	52,282	651,402
Acquisition of An Yuan Coal Mine	—	47,524	—	—	112,016	16,429	98	—	176,067
Additions	—	—	—	—	15,306	2,188	969	8,727,472	8,745,935
Transfers	25,516	7,583	—	7,476	1,225	314,355	8,386	(364,541)	—
Disposals	(1,473)	—	—	–	(18,113)	(1,209,663)	(18,645)	(8,476)	(1,256,370)

At 30 June 2011	326,080	4,008,643	253,678	1,422,072	5,945,463	19,872,377	379,739	9,357,834	41,565,886

Accumulated depreciation
At 1 January 2011	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605
Exchange re-alignment	—	538	—	—	5,339	27,578	—	—	33,455
Provided for the period	—	46,883	2,909	77,402	81,061	900,160	16,239	—	1,124,654
Eliminated on disposals	—	—	—	—	(18,032)	(1,200,024)	(18,451)	—	(1,236,507)

At 30 June 2011	—	1,699,198	86,195	660,756	2,223,498	8,131,410	272,150	—	13,073,207

Carrying values
At 30 June 2011	326,080	2,309,445	167,483	761,316	3,721,965	11,740,967	107,589	9,357,834	28,492,679

At 31 December 2010	292,808	2,289,521	170,392	831,242	3,557,797	11,687,686	114,569	930,600	19,874,615

At 30 June 2011, property, plant and equipment with a carrying amount of approximately RMB5,368,070 (31 December 2010: RMB4,361,373,000) have been pledged to secure banking facilities of the Australian subsidiaries.

In addition, no property, plant and equipment has been pledged to secure the finance leases of the Group. (31 December 2010: RMB856,876,000).

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20.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Investment in equity securities listed on the SSE
– Stated at fair value	198,852	194,258
Unlisted equity securities	30,184	30,184

	229,036	224,442

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21.	BILLS AND ACCOUNTS PAYABLE

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Accounts payable
– To the third parties	1,376,281	1,420,042
– To a jointly controlled entity	—	7,943

	1,376,281	1,427,985
Bills payable	27,797	126,459

	1,404,078	1,554,444

The following is an aged analysis of bills and accounts payable based on the invoice dates at the reporting date:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

1-90 days	782,594	1,321,149
91-180 days	110,397	78,647
181-365 days	353,874	23,607
1-2 years	148,980	131,041
Over 2 years	8,233	—

	1,404,078	1,554,444

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22.	BORROWINGS

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	10,164,000	156,278
– Secured borrowings (ii)	—	375,978
Finance leases (iii)	—	82,669

	10,164,000	614,925
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	121,000	789,962
– Secured borrowings (ii)	19,673,664	20,871,536
Finance leases (iii)	—	739,335

	19,794,664	22,400,833

Total borrowings	29,958,664	23,015,758

(i)	Unsecured borrowings are repayable as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Within one year	10,164,000	156,278
More than one year, but not exceeding two years	22,000	679,962
More than two years, but not more than five years	66,000	66,000
More than five years	33,000	44,000

Total	10,285,000	946,240

The balance as of 30 June 2011 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it and new short term borrowings obtained by the Company during the period. The loan of Shanxi Tianchi is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008 and carried interest at 5.94% (2010: 5.94%) per annum. The amount is also guaranteed by the Parent Company.

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22.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Within one year	—	375,978
More than one year, but not exceeding two years	6,557,888	6,925,847
More than two years, but not more than five years	13,115,776	13,945,689

Total	19,673,664	21,247,514

Included in the balance as of 30 June 2011 are loans amounting to RMB19,673,664,000 (USD3,040,000,000) (31 December 2010: RMB20,133,007,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings of RMB18,767,640,000 (USD2,900,000,000) (31 December 2010: RMB19,205,829,000) and of RMB906,024,000 (USD140,000,000) (31 December 2010: RMB927,178,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 0.94%) and at three-month LIBOR plus a margin of 0.8% (approximately 0.99%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit.

(iii)	Finance leases are repayable as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Minimum lease payments
Within one year	—	152,740
More than one year, but not exceeding two years	—	150,125
More than two years, but not more than five years	—	747,900

	—	1,050,765
Less: Future finance charges	—	(228,761)

Present value of lease payments	—	822,004

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22.	BORROWINGS – CONTINUED

(iii)	Finance leases are repayable as follows: – CONTINUED

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Present value of minimum finance lease payments
Within one year	—	82,669
More than one year, but not exceeding two years	—	88,144
More than two years, but not more than five years	—	651,191

	—	822,004
Less: amounts due within one year and included incurrent liabilities	—	(82,669)

Amounts due after one year and included in non-current liabilities	—	739,335

During the period, all the finance leases liabilities has been repaid.

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23.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

Balance at 1 January 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	(3,897)	(40,040)	(30,255)	53,752	—	(20,440)
Disposal of a joint venture and subsidiaries	—	—	2,229	(5,653)	—	—	(3,424)
(Charge) Credit to other comprehensive income	21,818	—	—	—	—	(24,350)	(2,532)
Charge to the consolidated income statement	—	(230)	(32,738)	(406,304)	(253,945)	—	(693,217)

Balance at 31 December 2010 and 1 January 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	(2,502)	(50,423)	(36,994)	6,378	—	(83,541)
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Charge to other comprehensive income	(1,148)	—	—	—	—	(43,522)	(44,670)
Charge to the consolidated income statement (note 10)	—	(92,228)	(105,770)	(142,481)	(299,764)	—	(640,243)

Balance at 30 June 2011	(29,953)	(400,083)	(909,021)	(953,637)	70,092	(72,139)	(2,294,741)

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Deferred tax assets	949,365	1,124,166
Deferred tax liabilities	(3,244,106)	(2,601,207)

	(2,294,741)	(1,477,041)

There was no material unprovided deferred tax for the period or at the balance sheet date.

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24.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total

Number of shares
At 31 December 2010 and 30 June 2011	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

At 31 December 2010 and 30 June 2011	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from 1 January 2008.

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24.	SHAREHOLDERS’ EQUITY – CONTINUED

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from 1 May 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at 30 June 2011 was RMB603,361,000.

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June 2011 is the retained earnings computed under PRC GAAP which amounted to approximately RMB20,051,423,000 (31 December 2010: RMB19,727,074,000).

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25.	ACQUISITION OF AN YUAN COAL MINE

In 2010, the Group signed a co-operation agreement with an independent third party for the acquisition of Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435 million. The acquisition was completed during this period.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date is as follow:

Carrying amounts RMB’000

Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500

Net assets acquired	1,435,000

Considerations:
Cash paid on acquisition	355,000
Investment deposit paid for acquisition in prior year	1,080,000

1,435,000

Net cash outflow arising on acquisition	355,000

26.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. During the period, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture. Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

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27.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but are expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2011 RMB’000	2010 RMB’000

Income
Sales of coal	826,567	1,069,801
Sales of heat and electricity	96,035	122,988
Sales of auxiliary materials	236,120	188,944

Expenditure
Utilities and facilities	14,258	14,656
Purchases of supply materials and equipment	343,589	198,954
Repair and maintenance services	131,546	90,247
Social welfare and support services	125,912	149,937
Technical support and training	13,000	13,000
Road transportation services	27,099	30,435
Construction services	48,813	43,009

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB113,900,000 and RMB134,300,000 for each of the six months ended 30 June 2011 and 2010 respectively, and for technical support and training of RMB13,000,000 and RMB13,000,000 for each of the six months ended 30 June 2011 and 2010 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 29).

During the current period, the sale of coal from subsidiaries of the Group in Australia to the Group’s jointly controlled entity amounted to RMB726,957,049 (2010: RMB500,070,000).

As at 30 June 2011, the Company has deposited RMB1,400,000,000 in the Company’s associate, YanKuang Group Finance Company Limited. The interest income received and finance cost paid during the current period amounted to RMB3,070,000 and RMB3,580,000 respectively.

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27.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2011 RMB’000	2010 RMB’000

Trade sales	3,005,282	5,369,772

Trade purchases	1,062,581	495,670

Material balances with other state-controlled entities are as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Amounts due to other state-controlled entities	555,687	443,403

Amounts due from other state-controlled entities	702,454	1,320,801

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

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27.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2011 RMB’000	2010 RMB’000

Directors’ fee	197	217
Salaries, allowance and other benefits in kind	3,606	3,577
Retirement benefit scheme contributions	638	707

	4,441	4,501

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

28.	COMMITMENTS

	At 30 June, 2011 RMB’000	At 31 December, 2010 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	791,936	814,800
– share of joint ventures	520,447	207,111
Acquisition of intangible asset
– the Group	610	—
Exploration and evaluation expenditure
– the Group	2,878	—
– share of joint ventures	5,592	—

	1,321,463	1,021,911

The Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shanxi province for operations. In addition to the deposit on investment, the Company is committed to invest a further RMB78.8 million.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done by the Company. As at 30 June 2011, the Company is committed to further make security deposit of RMB1,758 million.

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28.	COMMITMENTS – CONTINUED

In 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field in name of Hao Sheng. During the period, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,313,760,000. The Company also agreed to increase the registered capital of Hao Sheng by RMB51 million. Up to the date of these financial statements, the Company has invested RMB2,439,880,000 in relation to this acquisition.

On 24 January 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively. Up to the date of these financial statements, Shaanxi Future Energy Chemical Corp. Ltd. has been incorporated and the Company has invested RMB540,000,000 as capital contribution.

29.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 7 November 2008, the monthly contribution rate is set at 20% of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January 2009 to 31 December 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. The Group’s overseas subsidiaries pay fixed contribution pension under the law and regulation of the corresponding country.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

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30.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June, 2011 and 2010. Such expenses, amounting to RMB70,000,000 and RMB70,000,000 for each of the six months ended 30 June, 2011 and 2010, have been included as part of the social welfare and support services expenses summarized in note 27.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

31.	CONTINGENT LIABILITIES

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Guarantees
(a) The Group
Guarantees secured over deposits	45,302	43,970
Performance guarantees provided to external parties	289,487	248,763
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	207,262	201,167

(b) Joint ventures
Guarantees secured over deposits	602	504
Performance guarantees provided to external parties	716	463
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	34,082	37,740

	577,451	532,607

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32.	OPERATING LEASE COMMITMENTS

	At 30 June,	At 31 December,
	2011	2010
	RMB’000	RMB’000

Within one year	7,686	6,043
More than one year, but not more than five years	3,199	4,922

	10,885	10,965

Operating leases have average remaining lease terms of 2 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

33.	POST BALANCE SHEET EVENT

After the balance sheet date, Austar Coal Mine Pty Limited (“Austar”), a wholly-owned subsidiary of the Group, entered into an equity sale & purchase agreement to acquire 100% equity interests in Syntech Resources Pty Ltd (“Syntech”) and Syntech Holdings II Pty Ltd (“Syntech Holdings II”) at a cash consideration of AUD202.5 million. The principal business of Syntech and Syntech Holdings II include exploration, production, sorting and processing of coal. The acquisition was completed on 1 August 2011. Up to the date of these financial statements, the fair values of identifiable assets, liabilities and contingent liabilities of Syntech and Syntech Holdings II have not yet been determined.

On 11 July 2011, Ordos entered into an agreement with independent third party to acquire 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a cash consideration of RMB2,801,556,000. Xintai owns and operate Wenyu Coal Mine situated in Inner Mongolia. Up to the date of these financial statements, the acquisition has not yet been completed.

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SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights (coal reserves) are amortized on unit of production basis. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

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I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended 30 June 2011 RMB’000	Net assets attributable to equity holders of the Company As at 30 June 2011 RMB’000

As per condensed financial statements prepared under IFRS	5,183,335	39,845,365
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(116,945)	—
– reversal of work safety cost	(79,086)	(506,162)
– fair value adjustment on mining rights of Shanxi Group and related amortization	3,027	(111,157)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	(528,483)
– deferred tax	41,043	688,536
– others	2,357	(2,355)

As per financial statements prepared under PRC GAAP	5,033,731	39,385,744

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

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II.	THE INTERIM FINANCIAL STATEMENT AND THE NOTES PREPARED UNDER PRC GAAP

CONSOLIDATED BALANCE SHEET

June 30, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2011	December 31, 2010

CURRENT ASSET:
Cash at bank and on hand	VIII.1	22,434,730,573	10,790,218,826
Excess reserve settlement
Lending to banks and other financial institutions
Tradable financial assets	VIII.2	418,369,600	239,475,434
Notes receivable	VIII.3	3,218,677,843	10,408,903,124
Accounts receivable	VIII.4	695,817,830	487,769,647
Prepayments	VIII.5	825,855,338	243,210,171
Premiums receivable
Due from reinsurers
Reserve for reinsurance contract receivable
Interest receivable		4,544,427	2,989,330
Dividends receivable		2,433,305	—
Other receivables	VIII.6	3,049,712,737	3,542,642,379
Purchase of resold financial assets
Inventories	VIII.7	1,293,617,005	1,646,115,512
Non-current assets due within one year
Other current assets	VIII.8	2,474,607,681	2,113,416,315

TOTAL CURRENT ASSETS		34,418,366,339	29,474,740,738

NON CURRENT ASSETS:
Loans and advances to customers
Available-for-sale financial assets	VIII.9	198,853,830	194,259,526
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	VIII.10	1,680,273,591	1,105,891,526
Investment properties
Fixed assets	VIII.11	18,628,681,678	18,333,247,229
Construction in progress	VIII.12	9,496,989,792	1,027,571,451
Construction materials	VIII.13	18,296,471	17,667,665
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VIII.14	22,458,797,993	20,119,008,635
Development expenditure
Goodwill	VIII.15	738,019,502	668,102,483
Long-term deferred assets	VIII.16	15,594,448	18,166,954
Deferred tax assets	VIII.17	1,613,441,781	1,751,958,422
Other non-current assets	VIII.18	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		54,966,874,986	43,353,799,791

TOTAL ASSETS		89,385,241,325	72,828,540,529

The accompanying notes are parts of the financial statements.

The financial statements form page 95 to page 107 are signed by the following responsible officers:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Li Weimin	Wu Yuxiang	Zhao Qingchun

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET – CONTINUED

June 30, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2011	December 31, 2010

CURRENT LIABILITIES:
Short-term borrowings	VIII.20	10,142,000,000	295,411,600
Borrowings from central bank
Deposits absorption and intercompany deposits
Borrowings from banks or other financial institutions
Tradable financial liabilities	VIII.21	191,696,949	166,177,927
Notes payable	VIII.22	29,794,247	126,958,580
Accounts payable	VIII.23	1,409,289,881	1,516,920,701
Advances from customers	VIII.24	1,321,070,347	1,473,772,452
Amounts from sale of repurchased financial assets
Service charges and commissions payable
Salaries and wages payable	VIII.25	1,029,451,523	823,654,677
Taxes payable	VIII.26	1,481,568,432	1,347,129,196
Interest payable		108,726,481	12,732,426
Dividends payable		—	1,968,323
Other payables	VIII.27	3,496,860,370	2,466,223,721
Due to reinsurers
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	VIII.28	2,371,488,149	329,267,885
Other current liabilities	VIII.8	2,761,897,045	2,297,502,144

TOTAL CURRENT LIABILITIES		24,343,843,424	10,857,719,632

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII.29	19,794,664,000	21,661,499,200
Bonds payables
Long-term payables	VIII.30	2,352,263,972	752,325,971
Special accounts payable
Provisions	VIII.31	186,520,982	152,594,177
Deferred tax liabilities	VIII.17	3,219,005,254	2,580,863,887
Other non-current liabilities	VIII.32	7,980,020	15,926,109
TOTAL NON CURRENT LIABILITIES		25,560,434,228	25,163,209,344
TOTAL LIABILITIES		49,904,277,652	36,020,928,976
SHAREHOLDERS’ EQUITY:
Share capital	VIII.33	4,918,400,000	4,918,400,000
Capital reserves	VIII.34	4,604,432,076	4,502,379,121
less: treasury stock
Special reserves	VIII.35	2,220,554,920	1,920,406,954
Surplus reserves	VIII.36	3,895,859,339	3,895,859,339
General risk reserves
Retained earnings	VIII.37	23,424,072,446	21,292,197,345
Translation reserve		322,425,046	192,476,489

Equity attributable to shareholders of the Company		39,385,743,827	36,721,719,248

Minority interest	VIII.38	95,219,846	85,892,305

TOTAL SHAREHOLDERS’ EQUITY		39,480,963,673	36,807,611,553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		89,385,241,325	72,828,540,529

The accompanying notes are parts of the financial statements.

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BALANCE SHEET OF THE PARENT COMPANY

June 30, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2011	December 31, 2010

CURRENT ASSET:
Cash at bank and on hand		16,638,798,312	7,943,940,336
Tradable financial assets
Notes receivable		3,218,517,843	10,407,303,124
Accounts receivable	XV.1	181,257,985	77,019,800
Prepayments		379,077,172	64,339,670
Interests receivable			—
Dividends receivable		2,433,305	529,766
Other receivables	XV.2	8,914,853,336	3,419,185,058
Inventories		544,343,993	741,057,004
Non-current assets due within one year
Other current assets		1,665,821,380	1,460,318,462

TOTAL CURRENT ASSETS		31,545,103,326	24,113,693,220

NON CURRENT ASSETS:
Available-for-sale financial assets		198,852,855	194,258,579
Hold-to-maturity investment		5,733,000,000	3,683,786,850
Long-term accounts receivable
Long-term equity investments	XV.3	10,577,736,378	7,423,598,915
Investment properties
Fixed assets		6,079,517,877	6,523,775,012
Construction in progress		286,742,869	53,942,258
Construction materials		1,445,556	1,259,017
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		582,341,145	590,754,069
Development expenditure
Goodwill
Long-term deferred assets		70,625	74,375
Deferred tax assets		1,405,774,603	1,258,874,815
Other non current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		24,983,407,808	19,848,249,790

TOTAL ASSETS		56,528,511,134	43,961,943,010

The accompanying notes are parts of the financial statements.

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BALANCE SHEET OF THE PARENT COMPANY – CONTINUED

June 30, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2011	December 31, 2010

CURRENT LIABILITIES:
Short-term borrowings		10,142,000,000	—
Tradable financial liabilities		185,128,993	150,649,643
Notes payable		29,794,247	126,958,580
Accounts payable		666,897,570	904,338,181
Advances from customers		1,213,177,267	1,379,301,752
Salaries and wages payable		744,540,578	627,461,316
Taxes payable		1,600,145,551	1,527,916,187
Interest payable
Dividends payable
Other payables		3,790,424,218	2,039,520,323
Non-current liabilities due within one year
Other current liabilities		2,623,587,869	2,238,201,863

TOTAL CURRENT LIABILITIES		20,995,696,293	8,994,347,845

NON-CURRENT LIABILITIES:
Long-term loans
Bonds payable
Long-term payable
Special accounts payable
Provisions
Deferred tax liabilities		29,953,846	28,805,277
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES		29,953,846	28,805,277

TOTAL LIABILITIES		21,025,650,139	9,023,153,122

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,606,864,315	4,603,418,608
less: Treasury stock
Special reserves		2,066,859,990	1,830,584,098
Surplus reserves		3,859,313,383	3,859,313,383
General risk reserves
Returned earnings		20,051,423,307	19,727,073,799

TOTAL SHAREHOLDERS’ EQUITY		35,502,860,995	34,938,789,888

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		56,528,511,134	43,961,943,010

The accompanying notes are parts of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2011	January-June, 2010

1. TOTAL OPERATING REVENUE		20,757,126,245	15,601,343,956
Including: Operating revenue	VIII.39	20,757,126,245	15,601,343,956
Interest income
Premiums income
Income from service charges and commissions

2. TOTAL OPERATING COST		13,725,351,814	12,151,246,990
Including: Operating cost	VIII.39	11,163,831,239	8,323,738,833
Interests expenses
Service charges and commissions expenditure
Cash surrender value
Net amount of claims payment
Net amount of provisions for insurance contract guarantee fund
Policyholder dividend expense
Reinsurance expenses
Operating taxes and surcharges	VIII.40	292,806,238	247,822,838
Selling expense	VIII.41	1,176,264,366	652,225,641
General and administrative expenses	VIII.42	1,918,072,635	1,690,975,045
Finance costs	VIII.43	-826,611,273	1,236,618,072
Impairment loss of assets	VIII.44	988,609	-133,439
Add: Gain or loss on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	VIII.45	16,570,768	-3,159,520
Including: Investment income of associates and joint ventures		14,137,463	-7,663,616
Foreign exchange gain or loss (The loss is listed beginning with “-”)

3. Operating profit (The loss is listed beginning with “-”)		7,048,345,199	3,446,937,446
Add: Non-operating revenue	VIII.46	28,732,552	12,992,069
Less: Non-operating cost	VIII.47	34,156,341	26,412,585
Including: Losses on disposal of non-current assets		9,849,858	10,593,608

4. Total profit (The total loss is listed beginning with “-”)		7,042,921,410	3,433,516,930
Less: Income tax expense	VIII.48	1,999,910,583	793,685,578

5. Net profit (The net loss is listed beginning with “-”)		5,043,010,827	2,639,831,352
Net profit attributed to shareholders of the Company		5,033,731,101	2,632,967,798
Minority interest		9,279,726	6,863,554

6. Earnings per share
(1) Earnings per share, basis	VIII.49	1.02	0.54
(2) Earnings per share, diluted	VIII.49	1.02	0.54

7. Other comprehensive income	VIII.50	232,001,512	-112,797,019

8. Total comprehensive income		5,275,012,339	2,527,034,333
Total comprehensive income attributable to shareholders of the parent company		5,265,732,613	2,520,170,779
Total comprehensive income attributable to minority shareholders		9,279,726	6,863,554

The accompanying notes are parts of the financial statements.

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INCOME STATEMENT OF THE PARENT COMPANY

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2011	January-June, 2010

1. TOTAL OPERATING REVENUE	XV.4	14,304,921,177	12,570,900,500
Less: Operating cost	XV.4	7,910,162,298	6,384,374,824
Operating taxes and surcharges		261,561,221	233,319,605
Selling expense		171,887,180	146,425,309
General and administrative expense		1,516,903,975	1,336,944,941
Finance costs		69,620,253	-419,627
Impairment loss of assets
Add: Gain or loss from the fair value changes (The loss is listed beginning with “-”)		-34,479,350	—
Investment income (The loss is listed beginning with “-”)	XV.5	84,554,267	106,878,420
Including: Investment income of associates and joint ventures		14,137,463	-7,962,542

2. Operating profit (The loss is listed beginning with “-”)		4,424,861,167	4,577,133,868
Add: Non-operating income		2,435,202	3,729,227
Less: Non-operating cost		10,857,219	6,794,174
Including: Loss on disposal of non-current assets

3. Total profit (The total loss is listed beginning with “-”)		4,416,439,150	4,574,068,921
Less: Income tax expense		1,190,233,642	1,144,594,301

4. Net profit (The net loss is listed beginning with “-”)		3,226,205,508	3,429,474,620

5. Earnings per share
(1) Earnings per share, basis		0.66	0.70
(2) Earnings per share, diluted		0.66	0.70

6. Other comprehensive income		3,445,707	-63,932,364

7. Total comprehensive income		3,229,651,215	3,365,542,256

The accompanying notes are parts of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2011	January-June, 2010

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		30,283,540,498	15,337,873,397
Net increase in customer’s deposits and financial institution deposits
Net increase in borrowings from central bank
Net increase in borrowings from other financial institutions
Cash received from former-insurance contract premiums
Net cash received from reinsurance business
Net increase of policyholders savings and investment
Net increase from disposal of tradable financial assets
Cash received from interests, fee and commissions
Net increase in borrowings from finance institutions
Net increase in repurchasing businesses
Tax refunding		324,731,450	211,680,279
Other cash received relating to operating activities	VIII.51	422,554,163	191,140,921

Sub-total of cash inflows from operating activities		31,030,826,111	15,740,694,597

Cash paid for goods and services		7,238,754,319	5,071,863,413
Net increase in loans and advance from customers
Net increase in deposits in central bank and other finance institutions
Cash paid for former insurance contracts claims
Cash paid for interests, fees and commissions
Cash paid for policyholder dividends
Cash paid to and on behalf of employees		3,558,942,108	2,938,020,073
Taxes payments		4,086,846,188	3,990,401,045
Other cash paid relating to operating activities	VIII.51	2,659,949,529	1,455,686,682

Sub-total of cash outflows from operating activities		17,544,492,144	13,455,971,213

NET CASH FLOW FROM OPERATING ACTIVITIES		13,486,333,967	2,284,723,384

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments income		—	126,167
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,418,124	26,018,320
Net cash received from disposal of subsidiaries and business units
Other cash received relating to investing activities	VIII.51	1,347,076,105	165,490,213

Sub-total of cash inflows from investing activities		1,350,494,229	191,634,700

Cash paid to acquire fixed assets, intangible assets and other long-term assets		4,864,056,472	1,845,278,166
Cash paid for investments		954,052,548	184,411,537
Net increase of pledge loans
Net cash amounts paid by subsidiaries and other business units		1,507,783,264	132,493,677
Other cash paid relating to investing activities	VIII.51	7,678,047,221	8,367,934

Sub-total of cash outflows from investing activities		15,003,939,505	2,170,551,314

NET CASH FLOW USED IN INVESTING ACTIVITIES		-13,653,445,276	-1,978,916,614

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2011	January-June, 2010

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: Cash received from minority shareholders of subsidiaries
Cash received from borrowings		11,182,893,600	679,774,400
Cash received from issuing bonds
Other cash received relating to financing activities

Sub–total of cash inflows from financing activities		11,182,893,600	679,774,400

Repayments of borrowings and debts		2,962,585,760	216,518,320
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,836,097,529	157,383,395
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders
Other cash paid relating to financing activities	VIII.51	837,898,189	648,727,796

Sub-total of cash outflows from financing activities		5,636,581,478	1,022,629,511

NET CASH FLOW USED IN FINANCING ACTIVITIES		5,546,312,122	-342,855,111

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		43,700,288	-35,801,958

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII.51	5,422,901,101	-72,850,299
Add: Cash and cash equivalent, opening	VIII.51	6,771,312,424	8,522,398,899

6. Cash and cash equivalents, closing	VIII.51	12,194,213,525	8,449,548,600

The accompanying notes are parts of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CASH FLOW STATEMENT OF THE PARENT COMPANY

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2011	January-June, 2010

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		23,507,963,419	12,061,762,558
Tax refunding
Other cash received relating to operating activities		143,490,896	203,675,701

Sub-total of cash inflows from operating activities		23,651,454,315	12,265,438,259

Cash paid for goods and services		5,913,047,279	4,074,282,823
Cash paid to and on behalf of employees		2,701,664,256	2,287,822,297
Taxes payments		3,487,382,625	3,583,999,699
Other cash paid relating to operating activities		1,227,289,608	747,526,434

Sub-total of cash outflows from operating activities		13,329,383,768	10,693,631,253

NET CASH FLOW FROM OPERATING ACTIVITIES		10,322,070,547	1,571,807,006

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		453,786,850	74,000,000
Cash received from return of investments		63,453,265	177,915,217
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,865,563	2,070,133
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities		—	161,390,720

Sub-total of cash inflows from investing activities		520,105,678	415,376,070

Cash paid to acquire fixed assets, intangible assets and other long-term assets		262,691,982	232,155,980
Cash paid for investments		4,957,128,000	731,970,000
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities		7,547,063,209	—

Sub-total of cash outflows from investing activities		12,766,883,191	964,125,980

NET CASH FLOW USED IN INVESTING ACTIVITIES		-12,246,777,513	-548,749,910

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings		4,882,000,000	—
Cash received from issuance of bonds
Cash received relating to other financial activities		590,353,582

Sub–total of cash inflows from financing activities		5,472,353,582	—

Repayments of borrowings		1,000,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,403,883,653
Other cash payment relating to financial activities		1,067,949

Sub-total of cash outflows from financing activities		2,404,951,602	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		3,067,401,980	—

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		5,099,750	-4,731,663

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		1,147,794,764	1,018,325,433
Add: Cash and cash equivalent, opening		5,336,180,576	6,724,043,764

6. Cash and cash equivalents, closing		6,483,975,340	7,742,369,197

The accompanying notes are parts of the financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-June, 2011
	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	General risk reserves	Retained earnings	Foreign currency translation difference	Minority interest	Total of shareholders’ interest

I. Balance at December 31, 2010	4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553
Add: Change in accounting policies										—
Correction of errors in the early stage										—
Others										—

II. Balance at January 1, 2011	4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553

III. Changes for the year (The decrease is listed beginning with “-”)	—	102,052,955	—	300,147,966	—	—	2,131,875,101	129,948,557	9,327,541	2,673,352,120
(I) Net profit							5,033,731,101		9,279,726	5,043,010,827
(II) Other comprehensive income		102,052,955						129,948,557		232,001,512
Sub-total of (I) and (II)	—	102,052,955	—	—	—	—	5,033,731,101	129,948,557	9,279,726	5,275,012,339
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—	—	—
1. Capital from shareholders									—	—
2. The amount listed in shareholders equity from share payment										—
3. Acquisition of minority equity in subsidiaries										—
(IV) Profit distribution	—	—	—	—	—	—	-2,901,856,000	—	-440,000	-2,902,296,000
1. Transfer to surplus reserve									—	—
2. General risk reserves										—
3. Distribution to shareholders							-2,901,856,000		-440,000	-2,902,296,000
4. Others	—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred to share capital	—
2. Surplus reserve transferred to share capital	—
3. Provision of surplus reserve for loss	—
4. Others	—
(VI) Special reserves	—	—	—	300,147,966	—	—	—	—	487,815	300,635,781
1. Provision of the year				302,218,697					487,815	302,706,512
2. Usage of the year				-2,070,731						-2,070,731
(VII) Others	—

IV. Balance at June 30, 2011	4,918,400,000	4,604,432,076	—	2,220,554,920	3,895,859,339	—	23,424,072,446	322,425,046	95,219,846	39,480,963,673

The accompanying notes are parts of the financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

For the year 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-December, 2010
	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Less: treaury stock	Special reserves	Surplus reserves	General risk reserves	Retained earnings	Foreign currency translation difference	Minority interest	Total of shareholders’ interest

I. Balance at December 31, 2009	4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396
Add: Change in accounting policies										—
Correction of errors in the early stage										—
Others										—

II. Balance at January 1, 2010	4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396

III. Changes for the year (The decrease is listed beginning with “-”)	—	-45,272,619	—	456,723,642	654,857,569	—	7,124,163,658	173,461,575	-15,818,668	8,348,115,157
(I) Net profit							9,008,621,227		4,452,289	9,013,073,516
(II) Other comprehensive income		-41,847,039						173,461,575		131,614,536
Sub-total of (I) and (II)	—	-41,847,039	—	—	—	—	9,008,621,227	173,461,575	4,452,289	9,144,688,052
(III) Owner’s contributions and reduction in capital	—	-4,532,580	—	—	—	—	—	—	-18,852,705	-23,385,285
1. Increase of the registered capital to Heze Neng Hua		-4,518,430							4,518,430	—
2. Impact of Yancoal Australia Pty									-23,371,135	-23,371,135
3. Acquisition of minority equity in subsidiaries		-14,150								-14,150
(IV) Profit distribution	—	—	—	—	654,857,569	—	-1,884,457,569	—	-1,870,818	-1,231,470,818
1. Transfer to surplus reserve					654,857,569		-654,857,569			—
2. General risk reserves										—
3. Distribution to shareholders							-1,229,600,000		-1,870,818	-1,231,470,818
4. Others										—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred to share capital										—
2. Surplus reserve transferred to share capital										—
3. Provision of surplus reserve for loss										—
4. Others										—
(VI) Special reserves	—	—	—	456,723,642	—	—	—	—	452,566	457,176,208
1. Provision of the year				610,381,314					452,566	610,833,880
2. Usage of the year				-153,657,672						-153,657,672
(VII) Others		1,107,000								1,107,000

IV. Balance at December 31, 2010	4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553

The accompanying notes are parts of the financial statements.

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STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-June, 2011
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	General risk reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2010	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2011	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

III. Changes for the year (The loss is listed beginning with “-”)	—	3,445,707	—	236,275,892	—	—	324,349,508	564,071,107
(I) Net profit							3,226,205,508	3,226,205,508
(II) Other comprehensive income		3,445,707						3,445,707
Sub-total of (I) and (II)	—	3,445,707	—	—	—	—	3,226,205,508	3,229,651,215
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—
1. Capital from shareholders								—
2. The amount listed in shareholders equity from share payment								—
3. Others								—
(IV) Profit distribution	—	—	—	—	—	—	-2,901,856,000	-2,901,856,000
1. Transfer to surplus reserve							—	—
2. General risk reserves								—
3. Distribution to shareholders							-2,901,856,000	-2,901,856,000
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred to share capital								—
2. Surplus reserve transferred to share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	—	236,275,892	—	—	—	236,275,892
1. Provision of the year				236,275,892				236,275,892
2. Usage of the year								—
(VII) Others								—

IV. Balance at June 30, 2011	4,918,400,000	4,606,864,315	—	2,066,859,990	3,859,313,383	—	20,051,423,307	35,502,860,995

The accompanying notes are parts of the financial statements.

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STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY – CONTINUED

January-June, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-December, 2010
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	General risk reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2009	4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2010	4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052

III. Changes for the year (The loss is listed beginning with “-”)	—	-64,345,635	—	366,900,786	654,857,569	—	4,664,118,116	5,621,530,836
(I) Net profit							6,548,575,685	6,548,575,685
(II) Other comprehensive income		-65,452,635						-65,452,635
Sub-total of (I) and (II)	—	-65,452,635	—	—	—	—	6,548,575,685	6,483,123,050
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—
1. Capital from shareholders								—
2. The amount listed in shareholders equity from share payment								—
3. Others								—
(IV) Profit distribution	—	—	—	—	654,857,569	—	-1,884,457,569	-1,229,600,000
1. Transfer to surplus reserve					654,857,569		-654,857,569	—
2. General risk reserves								—
3. Distribution to shareholders							-1,229,600,000	-1,229,600,000
4. Others								–
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred to share capital								—
2. Surplus reserve transferred to share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	—	366,900,786	—	—	—	366,900,786
1. Provision of the year				479,940,003				479,940,003
2. Usage of the year				-113,039,217				-113,039,217
(VII) Others		1,107,000						1,107,000

IV. Balance at December 31, 2010	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

The accompanying notes are parts of the financial statements.

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I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by 30 June 2011.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

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IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company except overseas subsidiaries is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to ☒.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the RMB amount.

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5.	Foreign currency and the translation of financial statements denominated in foreign currency – continued

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

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6.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

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6.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement.

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

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6.	Financial assets and financial liabilities – continued

(3)	Method of fair values recognition of financial assets and financial liabilities – continued

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiaries shall be determined by the market exchange rate at balance sheet date. Fair values of coal swap contracts shall be determined by the market price of forward coal market at balance sheet date. Fair values of interest swap contracts of the Company and its overseas subsidiaries shall be determined by the present value of estimated future cash flows.

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB 8 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio

Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

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7.	Accounting method for bad debt provisions of the receivables – continued

(2)	Accruing the bad debt provision according to the portfolio – continued

The accrual method

Accounting aging	Accrue the bad debt provision by accounting aging analysis method

Risk-free	Not accrue the bad debt provision

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables

Within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
Over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

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8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, methanol stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item basis.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

9.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate the decision-making of investee.

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9.	Long-term equity investments – continued

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognise the investment profits and losses.

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9.	Long-term equity investments – continued

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

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10.	Fixed assets – continued

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

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10.	Fixed assets – continued

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Finance lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

11.	Construction in progress

(1)	the pricing approach of the construction in progress: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of construction in progress includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the construction in progress to the fixed assets: The construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

12.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

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12.	Borrowing costs – continued

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, expenditure for the exploration and evaluation, the land use rights, patents and techniques etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	The land use rights are evenly amortized over the transferred term since the rights are obtained. The mining rights are amortized under straight line or units of production method. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall amortize that intangible asset over the estimated useful life.

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14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures includes the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is credited to profit or loss are incurred. When the project has the technical feasibility and commercial viability, the exploration and evaluation expenditure (including the costs incurred for purchase of exploration permit) are capitalised into exploration and evaluation assets by a single item.

Exploration and evaluation assets are allocated to construction in progress. These assets shall be converted into fixed assets or intangible assets when getting ready for their intended use, and accrued depreciation or amortization within operating life. The related unrecoverable cost shall be immediately written off and credited as profit or loss when projects are abandoned.

15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

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15.	Impairment of non-financial assets – continued

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented separately in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

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17.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, project maintenance expense and other expense, which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

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19.	Estimated liability – continued

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

20.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises “ (Caiqi [2006] No. 478) of the Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity. Production safety expenses, which belong to cost of expenses, directly offset of special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

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20.	Special reserves – continued

(2)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1st, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

21.	The Principles of Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

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21.	The Principles of Revenue recognition – continued

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

22.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

23.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

The Group shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

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24.	Leases

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

25.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

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26.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

27.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

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28.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

29.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33 – consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

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29.	Preparation Methods For Consolidated Financial Statements – continued

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity of the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

30.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

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31.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

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31.	Significant accounting policies and accounting estimates – continued

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

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V.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS

1.	Changes of accounting policies and the impact

During the reporting period, the Group made no changes in accounting policies.

2.	Changes in accounting estimates

During the reporting period, the Group made no Changes in accounting estimates.

3.	Amendments of significant retrospective errors and the impact

During the reporting period, the Group made no amendments of significant retrospective accounting errors.

VI.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1)	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

(2)	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can offset the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2009) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

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VI.	TAXES – CONTINUED

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows – continued:

(2)	Value added tax – continued

According to the approval of “Ji Guo Shui Liu Pi Zi (2010) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

(3)	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4)	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5)	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6)	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

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VI.	TAXES – CONTINUED

2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia Pty is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

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VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Proportion of share holding	Voting right held by the company

I. Subsidiaries established by investment
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
Yancoal Australia Pty Limited	Australia	AUD 64,000,000	Investment and shareholding	RMB403,280,000	100.00%	100.00%
Austar Coal Mine Pty Limited	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
Yanzhou Coal Mining Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3,100,000,000	Production and sales of methanol (600,000 tons)	RMB3,100,000,000	100.00%	100.00%
II. Subsidiaries acquired under common control
Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	Intensive process of coal product	RMB73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,790,000	99.89%	99.89%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%
III. Subsidiaries acquired not under common control
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
Felix Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
Inner Mongolia Yize Mining Investment Co., Ltd	Ordos	RMB136,260,000	Investment	RMB179,690,000	100.00%	100.00%
Inner Mongolia Rongxin Chemicals Co., Ltd	Ordos	RMB3,000,000	Methanol production	RMB4,400,000	100.00%	100.00%
Inner Mongolia Daxin Industrial Gas Co., Ltd	Ordos	RMB4,110,000	Industrial gas production	RMB6,000,000	100.00%	100.00%

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1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registered capital of RMB2,100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew the investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total investment capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, power plant, and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the paid-in capital of AUD 64 million. The Australian Business Number is 111859119 and it mainly takes responsibility of the activities such as operating, budgeting, investing and financing of the Company in Australia.

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4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty Ltd., was established in Dec. 2004 with the paid-in capital of AUD 64 million. The Australian Business Number is 111910822, and it is mainly engaged in the coal production, processing, washing, sales and so on in Southland Coal Mine in Australia.

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, of which, this company held 96.67%. In May 2010, the Company solely injected RMB1.5 billion into Heze Neng Hua. The registered capital of Heze Neng Hua increased to RMB3 billion and Yanzhou Coal’s stake increased to 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales of Juye Coal field.

6.	Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd

Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd (as referred to Ordos) is a wholly owned subsidiary of the Company which was established on December 18, 2009 with registered capital of RMB500 million. In January 2011, the Company injected RMB 2.6 billion into Ordos, and the registered capital of Ordos reached RMB 3.1 billion. The corporation business license code is 152700000024075(1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

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7.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, sales of mining machinery and electronic products, and the development service in coal comprehensive technology, etc.

8.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine founded in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registered capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun occupies an area of 17.91 km2, and the designing capacity is 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Ren Yi. The company is mainly engaged in raw coal exploitation, extensive coal process, production and sales of other mining products and so on.

9.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural people in Jan. 2002 with the registered capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, held 60% of total equity, the total shares of other shareholders occupies 40%. In Oct. 2005, the registered capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. In March 2010, Shanxi Neng Hua purchased 0.04% shares of the minority interests of Tianhao Chemicals and the equity held by Shanxi Neng Hua was raised to 99.89%. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in the production, development and sales of methanol, chemical products, and coke as well as inland transportation service.

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i.	Subsidiaries – continued

10.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five shareholders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets of RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares in Hua Ju Energy. The other shareholders invested currency following the above ration, and the number of total shares was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with appraised value of land use right of 12 pieces of land. After the increase of share capital, the total capital was 288.59 million shares, and Yankuang Group held 74% of the total equity interest. In early 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; and the legal person representative is Hao Jingwu. The business is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

11.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into “Yanmei Shipping” after spending RMB10.57 million and purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

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i.	Subsidiaries – continued

12.	Felix Resources Limited

Felix Resources Limited (“Felix”), was incorporated in January 1970 in Brisbane, Queensland, Australia, as a limited liability company and mainly engaged in businesses such as coal mining and exploration. The Australian Business Number is 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)	As of the reporting period, subsidiaries owned by Felix are as follows:

Subsidiaries	Registered address	Registered capital (AUD)	Business scope	Proportion of share holding (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Athena Coal Pty Ltd	Australia	2	Coal exploration	100
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Tonford Pty Ltd	Australia	2	Coal exploration	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
UCC Energy Pty Limited	Australia	2	Ultra Clean Coal Technology	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Advanced Clean Coal Technology Pty Limited	Australia	0	No business, to be liquidated	100
White Mining Research Pty Limited	Australia	2	No business, to be liquidated	100
Felix NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

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i.	Subsidiaries – continued

12.	Felix Resources Limited – continued

(2)	Although Felix holds more than 50% stake in the joint venture, it is not included in the consolidation:

Subsidiary of Felix, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 50% voting shares in Australian Coal Processing Holding Pty Ltd, which is not included in the consolidation because of no control over it.

Subsidiary of Felix, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 50% voting shares in Ashton, which is not included in the consolidation because of no control over it.

(3)	Jointly controlled entities of Felix

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

Note:	As approved by the resolution at the seventeenth meeting of the fourth session of the board of directors of the Company, at 1 February 2011, White Mining Limited, a wholly-owned subsidiary of Yancoal Australia of the Company, entered into an agreement with a wholly-owned subsidiary of Singapore IMC Group in Australia to acquire the 30% equity interests in Ashton Joint Venture, Ashton Coal Mines Limited and Australian Coal Processing Holding Pty Ltd held by a wholly-owned subsidiary of Singapore IMC Group in Australia, for a consideration of USD250 million. Upon completion of the acquisition at 13 May 2011, the equity interests owned in Ashton Joint Venture, Ashton Coal Mines Limited and Australian Coal Processing Holding Pty Ltd held by White Mining Limited increases to 90% from 60%

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VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

13.	Inner Mongolia Yize Mining Investment Company Limited

Inner Mongolia Yize Mining Investment Company Limited (as referred to Yize Company) is invested by Guangjing Investment Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on November 2004 with registered capital of RMB 136.2605 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Yize Company, after which, Yize Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 150000400000390, and the legal representative is Mr. Wang Xin. The company is mainly engaged in investment on mining and chemicals projects, public projects, water and electricity supply, waste water treatment and so on.

14.	Inner Mongolia Rongxin Chemicals Company Limited

Inner Mongolia Rongxin Chemicals Company Limited (as referred to Rongxin Company) is invested by Inner Mongolia Qisheng Mining Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on July 2008 with registered capital of RMB 3 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Rongxin Company, after which, Rongxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 152722000005151, and the legal representative is Mr. Wang Xin. The company is mainly engaged in methanol production and sales.

15.	Inner Mongolia Daxin Industrial Gas Company Limited

Inner Mongolia Daxin Industrial Gas Company Limited (as referred to Daxin Company) is jointly invested by Mingsheng Investment Company and Inner Mongolia Qisheng Mining Company Limited which are all the subsidiaries of Hong Kong Jiantao Chemicals Group on August 2008, with registered capital of RMB 4.11 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Daxin Company, after which, Daxin Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400002131, and the legal representative is Mr. Wang Xin. The company is mainly engaged in industrial gas supplies.

ii.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.9173
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.8156
The equity	AUD	spot exchange rate on arising, except for retained earnings

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VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At June 30, 2011			At January 1, 2011
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	808,081	1.0000	808,081	483,056	1.0000	483,056
USD	20,264	6.4716	131,141	20,264	6.6227	134,202
AUD	9,631	6.9173	66,621	10,531	6.7139	70,704

Subtotal			1,005,843			687,962

Cash in bank
Including: RMB	16,738,493,986	1.0000	16,738,493,986	7,168,812,301	1.0000	7,168,812,301
USD	31,256,686	6.4716	202,280,769	56,078,834	6.6227	371,393,294
AUD	568,032,130	6.9173	3,929,248,653	189,332,602	6.7139	1,271,160,157
HKD	2,563,152	0.8316	2,131,517	7,124,320	0.8509	6,062,084
EUR	25,139	9.3612	235,331	25,178	8.8065	221,730
GBP	1,053	10.3986	10,950	1,040	10.2182	10,627

Subtotal			20,872,401,206			8,817,660,193

Other monetary items
Including: RMB	1,469,863,933	1.0000	1,469,863,933	534,714,566	1.0000	534,714,566
USD	2,302,269	6.4716	14,899,364	5,416,460	6.6227	35,871,590
AUD	11,067,935	6.9173	76,560,227	208,713,939	6.7139	1,401,284,515

Subtotal			1,561,323,524			1,971,870,671

Total			22,434,730,573			10,790,218,826

(1)	At the end of the reporting period, bank balance and cash increased by 108% compared with the beginning of the reporting period, mainly due to the accumulation of business, the borrowed working capital, the increase of capital recovery and the decrease of bill clearing.

(2)	As at June 30 2011, the Group held time deposits of RMB8,669.47 million; RMB14.88 million of letter of credit deposit; RMB1,464.48 million of guarantee contract with priority to transfer money; RMB32.14million of environmental deposit; RMB59.55 million of other deposit, respectively. The total above value amounted to RMB10,240.52 million.

(3)	As at June 30 2011, overseas cash and bank balance of the Group was RMB5,737.74 million, owned by overseas subsidiary of the Company.

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2.	Tradable financial assets

(1)	Category of tradable financial assets

Items	Fair value at the end of the reporting period	Fair value at the beginning of the reporting period

Hedging instrument – forward exchange contract	418,369,600	239,475,434

Total	418,369,600	239,475,434

Note:	To avoid the risk of foreign exchange rate fluctuation, overseas subsidiaries of the Company enter into forward exchange contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. At the date of the balance sheet, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward exchange contract exchange rate on the balance sheet date and on the contract signing date.

3.	Notes receivable

(1)	Notes receivable category

Notes category	At June 30, 2011	At January 1, 2011

Bank acceptance bills	3,218,677,843	10,408,903,124

Total	3,218,677,843	10,408,903,124

(2)	For the current period, notes receivable decrease by 69%, mainly due to decrease of sales settled by notes and increase of discounted notes.

(3)	As at 30 June 2011, the Group had no immature discounted notes of RMB 905.34 million.

4.	Accounts receivable

(1)	Accounts receivable category

	At June 30, 2011				At January 1, 2011
	Carrying amount		Provision for bad debt		Carrying amount		Provision for bad debt
Items	Amount RMB	%	Provision for bad debt RMB	%	Amount RMB	%	Provision for bad debt RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	50,214,215	7	5,743,877	100	44,122,701	9	5,406,430	100
Risk-free portfolio	651,347,492	93	—	—	449,053,376	91	—	—
The subtotal of portfolio	701,561,707	100	5,743,877	100	493,176,077	100	5,406,430	100

Total	701,561,707	100	5,743,877	100	493,176,077	100	5,406,430	100

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4.	Accounts receivable – continued

(1)	Accounts receivable category – continued

(1)	There was no individually significant amount of accounts receivables accrued the provision for bad debt separately for the period.

(2)	Accounts receivables in the portfolio accrued the provision for bad debt as per accounting aging analysis method.

	At June 30, 2011			At January 1, 2011
Items	Amount RMB	%	Provision for bad debt	Amount RMB	%	Provision for bad debt

Within 1 year	45,107,533	4	1,804,301	39,376,735	4	1,575,069
1 to 2 years	1,667,295	30	500,189	1,306,579	30	391,974
2 to 3 years	—	50	—	—	50	—
Over 3 years	3,439,387	100	3,439,387	3,439,387	100	3,439,387

Total	50,214,215	—	5,743,877	44,122,701	—	5,406,430

(3)	Account receivables in the portfolio accruing the provision for bad debt in other method

Items	Carrying amount	Provision for bad debt

Risk-free portfolio	651,347,492	—

Total	651,347,492	—

Note:	As at 30 June 2011, accounts receivable in risk-free portfolio included RMB517.29 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB130 million of L/C issued by the bank.

(2)	There is no provision for bad debt to recover during the reporting period.

(3)	There is no write-off of accounts receivables during the reporting period.

(4)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period; accounts receivables arising on related parties was RMB62.65 million, accounting for 9% of the total accounts receivables. See Note “IX, (3), 2”.

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4.	Accounts receivable – continued

(5)	The five largest accounts receivables

Company name	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)

POSCO	Third party	139,205,564	Within 1 year	20
Shandong Jinneng letter of credit	Third party	130,000,000	Within 1 year	19
Citi Australia Commodity Trading Pty Ltd.	Third party	74,284,387	Within 1 year	11
Korea Southern Power Co. Ltd.	Third party	71,411,549	Within 1 year	10
Ashton Coal Mines Ltd.	Joint venture company	61,885,043	Within 1 year	9

Total		476,786,543		69

(6)	Balance of foreign currency in accounts receivables

	At June 30, 2011			At January 1, 2011
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	70,844,430	6.4716	458,476,813	73,531,008	6.6227	486,973,807
AUD	8,502,208	6.9173	58,812,323	2,544,595	6.7139	17,084,156

Total			517,289,136			504,057,963

(7)	There were no accounts receivables to derecognize for this reporting period.

5.	Prepayments

(1)	The aging analysis of prepayments

	At June 30, 2011		At January 1, 2011
Items	RMB	%	RMB	%

Within 1 year	675,834,084	82	242,331,377	100
1 to 2 years	149,779,654	18	391,194	—
2 to 3 years	—	—	369,866	—
Over 3 years	241,600	—	117,734	—

Total	825,855,338	100	243,210,171	100

Note:	As at June 30, 2011, the prepayments of the Group increased by 240% comparing with that of the beginning of the reporting period, mainly due to the increased prepayments of external coal purchase by the Company and equipments of Ordos Neng Hua. Prepayments with aging over 1 year are for equipment purchase, which have been settled by the Group.

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5.	Prepayments – continued

(2)	Main companies of prepayments

Company name	Relationship with the Company	Amounts	Age	Reasons

Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Under the common controlling shareholder	125,792,063	Within 1 year	Goods to arrival, under executing
Linde Engineering Hangzhou Co. Ltd.	Third party	65,910,000	1-2 years	Goods to arrival, under executing
Zhaoqing Bohai Energy Co. Ltd.	Third party	58,453,957	Within 1 year	Goods to arrival, under executing
Tengzhou Hengji Coal Handling and Marketing Co. Ltd	Third party	50,014,727	Within 1 year	Goods to arrival, under executing
Shanghai Zhenzhong Fuel Co. Ltd	Third party	50,000,000	Within 1 year	Goods to arrival, under executing

Total		350,170,747

(3)	Prepayments due from shareholders of the Group holding more than including 5% of the total shares are not included for the period.

(4)	Balance of foreign currency in prepayments

	At June 30, 2011			At January 1, 2011
Items	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	452,367	6.4716	2,927,538	1,403,411	6.6227	9,294,370
EUR	—	—	—	—	—	—
AUD	4,008,697	6.9173	27,729,360	2,673,886	6.7139	17,952,203

Total			30,656,898			27,246,573

6.	Other receivables

(1)	The category of other receivables

	At 30 June 2011				At 1 January 2011
	Carrying amount		Provision for bad debt		Carrying amount		Provision for bad debt
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued
Provision for bad debt as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	24,552,457	1	16,718,161	100	20,405,766	1	16,066,999	100
Risk-free portfolio	3,041,878,441	99	—	—	3,538,303,612	99	—	—
The subtotal of portfolio	3,066,430,898	100	16,718,161	100	3,558,709,378	100	16,066,999	100

Total	3,066,430,898	100	16,718,161	100	3,558,709,378	100	16,066,999	100

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6.	Other receivables – continued

(1)	The category of other receivables – continued

1)	There was no individually significant amount of other receivables that accrued the provision for bad debt separately for the reporting period.

2)	Other receivables in the portfolio that accrued the provision for bad debt as per accounting aging analysis method.

	At June 30, 2011			At January 1, 2011
Items	Amount RMB	%	Provision for bad debt	Amount RMB	%	Provision for bad debt

within 1 year	4,446,857	4	177,874	82,892	4	3,316
1 to 2 years	5,010,000	30	1,503,000	5,010,931	30	1,503,279
2 to 3 years	116,627	50	58,314	1,503,078	50	751,539
Over 3 years	14,978,973	100	14,978,973	13,808,865	100	13,808,865

Total	24,552,457	—	16,718,161	20,405,766	—	16,066,999

3)	Other receivables in the portfolio accruing the bad debt provision in other method

Items	Carrying amount	Provision for bad debt

Risk-free portfolio	3,041,878,441	—

Total	3,041,878,441	—

Note:	As at the end of the period, risk-free portfolio included RMB2, 439.88 million of the investment prepayment.

(2)	There is no provision for bad debt of other receivables to recover during the reporting period.

(3)	As at June 30, 2011, accounts receivable due from the parent company of the Company is RMB17.13million (the balance at the end of last year: 16.89million); accounts receivable due from related parties is RMB243.28 million. See note IX(3), 3.

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6.	Other receivables – continued

(4)	The top five debtors

Company name	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)	Nature or Contents

Prepayment for investment	Third party	2,439,880,800	Within 1 year	80	Prepayment for investment
Ashton Coal Mines Limited	Joint Venture	199,633,652	Within 1 year	7	Dealing amounts
Newcastle Coal Infrastructure Group	Third party	163,205,441	Within 1 year	5	Borrowings
Korea Participants in the Moolarben Joint Venture	Third party	83,485,101	Within 1 year	3	Dealing amounts
WICET Share Controlling Co.	Third party	37,650,428	Within 1 year	1	Borrowings

Total		2,923,855,422		96

(5)	Foreign currency balance of other receivables

	At June 30, 2011			At January 1, 2011
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

AUD	70,544,757	6.9173	487,979,248	42,890,268	6.7139	287,960,970

Total			487,979,248			287,960,970

(6)	There are no other receivables to derecognize for the reporting period.

7.	Inventory and Provision for inventory impairment

(1)	Inventory by category

Items	At June 30, 2011	At January 1, 2011

Raw materials	277,639,984	293,536,949
Coal stock	904,802,923	1,263,790,633
Methanol stock	11,574,794	10,279,356
Low value consumables	99,599,304	78,508,574

Total	1,293,617,005	1,646,115,512

Note:	During the reporting period, the inventory of the Group decreased by 21% which was mainly due to the decrease of coal stocks of Yancoal Australia and externally purchased coal by the Company.

(2)	No provision for inventory impairment as at 30 June, 2011.

(3)	Inventory excludes the amount of capitalized interest.

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8.	Other current assets and other current liabilities

(1)	Other current assets

Items	At June 30, 2011	At January 1, 2011

Land subsidence, restoration, rehabilitation and environment costs (Note 1)	2,025,874,557	1,709,871,744
Removal costs (note 2)	187,639,627	149,351,075
Environment management guarantee deposit	261,093,497	254,193,496

TOTAL	2,474,607,681	2,113,416,315

(2)	Other current liabilities

Items	At June 30, 2011	At January 1, 2011

Land subsidence, restoration, rehabilitation and environment costs (Note1)	2,761,897,045	2,297,502,144

TOTAL	2,761,897,045	2,297,502,144

Note 1:	The consequence of coal mining activities is land subsidence caused by the exploitation of the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. Based on the past experience, the management accrued the reserve according to the coal exploitation during the reporting period, which may generate the likely result of land subsidence, restoration, rehabilitation, and environment costs in the future.

Considering the time difference between the payment of relocation, land subsidence, etc. and the underground mining below the corresponding land, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the period end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the period end.

For the current reporting period, other current liabilities increased by 20%, mainly due to that actual accrued land subsidence, restoration, rehabilitation and environment costs exceed actual payment.

Note 2:	The overburden on the coal seam of open-pits owned by overseas subsidiaries shall be removed, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

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9.	Available-for-sale financial assets

Items	Fair value at June 30, 2011	Fair value at January 1, 2011

Available-for-sale equity instruments	198,853,830	194,259,526

TOTAL	198,853,830	194,259,526

(1)	Available-for-sale equity instrument, mainly are shares of Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Company from the past years. The above fair value was ascertained based on the closing price of Shanghai Stock Exchange on the balance sheet date.

(2)	Available-for-sale financial assets increased during the reporting period, which is mainly due to the increased share price of available-for-sale shares.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At June 30, 2011	At January 1, 2011

Equity investments under cost method	30,182,550	30,182,550
Equity investments under equity method	1,650,091,041	1,075,708,976

Long-term equity investments – Total	1,680,273,591	1,105,891,526
Less: provision for impairment	—	—

Long-term equity investments – Net	1,680,273,591	1,105,891,526

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10.	Long-term equity investments – continued

(2)	Under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Reversals	Closing balance	Cash dividends

Under cost method
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	—	—	500,000	—
Yankuang Group Zoucheng Hua Ming company.	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weier Loriculture Co., Ltd	—	—	100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—

Subtotal			30,182,550	30,182,550	—	—	30,182,550	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	947,855,961	7,078,491	—	954,934,452	—
Yankuang Group Finance Co. Limited	25.00	25.00	125,000,000	127,102,408	7,058,972	—	134,161,380	—
Shaanxi Future Energy Chemical Co., Ltd	25.00	25.00	540,000,000	—	540,000,000	—	540,000,000	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	616	—	616	—	616	—
Ashton Coal Mines Limited	90.00	50.00	20,221,654	750,607	20,243,986	—	20,994,593	—

Subtotal			1,585,222,270	1,075,708,976	574,382,065	—	1,650,091,041	—

Total			1,615,404,820	1,105,891,526	574,382,065	—	1,680,273,591	—

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10.	Long-term equity investments – continued

(3)	Investment in joint venture and associates

Name of investees	Type of company	Registered location	Business nature	Registered capital	Proportion of share holding (%)	Ratio of voting rights (%)

Associates
China HD Zouxian Co., Ltd.	Limited liability	Shandong	Electricity energy and related development	RMB3 billion	30	30
Yankuang Group Finance Company Limited	Limited liability	Shandong	Finance	RMB500 million	25	25
Shaanxi Future Energy Chemical Corp. Ltd	Limited liability	Shaanxi	Coal mining and liquefaction of coal	RMB5.4 billion	25	25

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd	Limited liability	Australia	No operating company in Australia	—	90	50
Ashton Coal Mines Limited(Note)	Limited liability	Australia	Holding and sales of real estate	AUD100	90	50

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue	Net profit

Associates
China HD Zouxian Co., Ltd.	6,826,559,128	3,643,444,290	3,183,114,838	1,975,236,880	23,594,970
Yankuang Group Finance Company Limited	6,428,623,083	5,891,978,079	536,645,004	63,112,553	28,235,888
Shaanxi Future Energy Chemical Co. Ltd	2,227,742,831	67,742,831	2,160,000,000	—	—
Joint venture enterprises
Australian Coal Processing Holding Pty Ltd	—	—	—	—	—
Ashton Coal Mines Limited (Note)	90,269,222	89,184,147	1,085,075	1,172,790,274	—

Total	15,573,194,264	9,692,349,347	5,880,844,917	3,211,139,707	51,830,858

Note:	There is variance on shares proportion and voting shares proportion caused by the items as described in note VII, (1), 12, (2)”. The Group cannot exercise control over the items, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

(4)	There is no indication that the Company’s long-term equity investment may be impaired, so that no provision for impairment of long-term equity investment was accrued.

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11.	Fixed assets

(1)	Fixed assets by category

Items	At January 1, 2011	Addition	Decrease	FX translation difference	At June 30, 2011

Cost	33,252,380,319	1,158,628,662	1,248,331,826	202,135,670	33,364,812,825

Land	258,378,070	25,515,466	1,472,872	8,274,606	290,695,270
Buildings	4,147,063,705	61,534,301	—	6,765,400	4,215,363,406
Mining structure	5,670,874,949	218,745,785	18,112,730	32,037,444	5,903,545,448
Ground structure	1,687,274,025	7,476,400	—	—	1,694,750,425
Harbour works and craft	253,677,455	—	—	—	253,677,455
Plant, machinery and equipments	20,248,683,867	832,465,682	1,209,832,905	155,058,220	20,026,374,864
Transportation equipment	438,608,341	9,454,343	18,646,819	—	429,415,865
Others	547,819,907	3,436,685	266,500	—	550,990,092

Items	At January 1, 2011	Addition	Accrued	Decrease	FX translation difference	At June 30, 2011

Accumulated depreciation	14,821,574,463	—	1,020,125,736	1,236,584,244	33,456,565	14,638,572,520

Land	—	—	—	—	—	—
Buildings	2,006,646,958	—	50,956,853	1,877	537,820	2,058,139,754
Mining structure	2,161,812,813	—	80,932,451	18,032,128	5,473,296	2,230,186,432
Ground buildings	731,701,054	—	83,975,022	5,517	—	815,670,559
Harbour works and craft	83,168,822	—	—	—	—	83,168,822
Plant, machinery and equipments	9,397,753,396	—	760,245,292	1,199,999,133	27,445,449	8,985,445,004
Transportation equipment	336,088,622	—	15,147,100	18,452,423	—	332,783,299
Others	104,402,798	—	28,869,018	93,166	—	133,178,650

Provision for impairment	97,558,627					97,558,627

Land	—					—
Buildings	15,886,116					15,886,116
Mining structure	—					—
Ground buildings	5,945,342					5,945,342
Harbour works and craft	—					—
Plant, machinery and equipments	75,568,475					75,568,475
Transportation equipment	74,828					74,828
Others	83,866					83,866

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11.	Fixed assets – continued

(1)	Fixed assets by category – continued

Items	At January 1, 2011	Addition	Decrease	FX translation difference	At June 30, 2011

Net book Value	18,333,247,229				18,628,681,678

Land	258,378,070				290,695,270
Buildings	2,124,530,631				2,141,337,536
Mining structure	3,509,062,136				3,673,359,016
Ground structure	949,627,629				873,134,524
Harbour works and craft	170,508,633				170,508,633
Plant, machinery and equipments	10,775,361,996				10,965,361,385
Transportation equipment	102,444,891				96,557,738
Others	443,333,243				417,727,576

(2)	As at the end of this reporting period, there is no fixed asset acquired under finance lease.

(3)	Among the increased amount of fixed assets, RMB 364.54 million is transferred from construction in progress. Among the increased amount of depreciation, RMB1,020.13 million is accrued in the current period.

(4)	There is no depreciation of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(5)	As at the end of the reporting period, there was no idle fixed asset.

(6)	As at the end of the reporting period, the cost of the fully depreciated fixed assets still in use is RMB 5,729.56 million in the Group.

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12.	Construction in progress

(1)	Construction in progress by category

Items		Book value	At June 30, 2011 Provision for impairment	Net book value	Book value	At January 1, 2011 Provision for impairment	Net book value

1.	Wei jian construction	556,975,333	—	556,975,333	532,676,319	—	532,676,319
2.	Technical revamping	148,983,224	—	148,983,224	71,639,943	—	71,639,943
3.	Infrastructure construction	8,604,466,947	—	8,604,466,947	308,617,173	—	308,617,173
4.	Safety construction	17,336,747	—	17,336,747	—	—	—
5.	Repairing construction	11,777,177	—	11,777,177	—	—
6.	Exploration construction	157,450,364	—	157,450,364	114,638,016	—	114,638,016

TOTAL		9,496,989,792	—	9,496,989,792	1,027,571,451	—	1,027,571,451

Note:	For the current reporting period, the construction in progress increased by 824%, mainly due to the addition of Zhuan Longwen Coal Mine Project amounting RMB 7,878.66 million.

(2)	Changes of significant construction in progress projects

									Including:	Rate of
									capitalized	capitalized
			Reversals				Investment/	Accumulated	interests	interests
Project name	At January 1, 2011	Addition	Transferred into fixed assets	Others	At June 30, 2011	Budgeted amount	budget ratio (%)	amount of capitalized interests	during the reporting period	for the reporting period (%)	Capital sources

Zhuan Longwan coal mine project	—	7,878,655,000	—	—	7,878,655,000	10,082,224,900	78.14%	—	—	—	Self-raised
Ordos methanol project	121,390,054	98,086,447	561,158	—	218,915,343	5,114,900,000	4.28%	—	—	—	Self-raised
Wanfu coal mine project	50,768,424	284,000	—	—	51,052,424	3,309,000,000	1.54%	—	—	—	Self-raised
Zhaolou power plant project	32,039,515	13,872,136	—	—	45,911,651	1,767,000,000	2.60%	—	—	—	Self-raised

Total	204,197,993	7,990,897,583	561,158	—	8,194,534,418	20,273,124,900

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13.	Construction materials

Items	At January 1, 2011	Addition	Reversals	At June 30, 2011

Construction materials	14,381,552	31,004,605	30,375,799	15,010,358
Construction equipments	3,286,113	—	—	3,286,113

TOTAL	17,667,665	31,004,605	30,375,799	18,296,471

14.	Intangible assets

(1)	Intangible assets

Items	At January 1, 2011	Addition	Reversal and transfer	FX translation difference	At June 30, 2011

Cost	20,681,389,395	2,047,964,634	—	580,422,365	23,309,776,394

Mining rights	15,667,397,202	1,464,572,795	—	451,095,625	17,583,065,622
Unproved mining equity interest	3,772,910,084	524,936,415	—	122,134,577	4,419,981,076
Land use rights	906,862,368	18,126,360	—	245,815	925,234,543
Exploration and evaluation expenditures	17,737,674	5,683,795	—	622,180	24,043,649
Patents and know-how	167,847,500	—	—	5,085,000	172,932,500
Rail access right	3,565,497	7,906,614	—	225,998	11,698,109
Software	12,449,559	3,686,408	—	425,112	16,561,079
Water access right	132,619,511	—	—	244,080	132,863,591
Port use rights	—	23,052,247	—	343,978	23,396,225

Accumulated amortization	562,380,760	277,601,544		10,996,097	850,978,401

Mining rights	397,623,039	260,626,807		10,752,479	669,002,325
Unproved mining equity interest	—				—
Land use rights	160,500,264	9,739,649		7,674	170,247,587
Exploration and evaluation expenditures	1,681,087	394,357		56,814	2,132,258
Patents and know-how	—				—
Rail access right	251,771	609,240		16,718	877,729
Software	2,324,599	5,250,515		147,774	7,722,888
Water access right	—				—
Port use rights	—	980,976		14,638	995,614

Net book value	20,119,008,635	—	—	—	22,458,797,993

Mining rights	15,269,774,163	—	—	—	16,914,063,297
Unproved mining equity interest	3,772,910,084	—	—	—	4,419,981,076
Land use rights	746,362,104	—	—	—	754,986,956
Exploration and evaluation expenditures	16,056,587	—	—	—	21,911,391
Patents and know-how	167,847,500	—	—	—	172,932,500
Rail access right	3,313,726	—	—	—	10,820,380
Software	10,124,960	—	—	—	8,838,191
Water access right	132,619,511	—	—	—	132,863,591
Port use rights	—	—	—	—	22,400,611

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14.	Intangible assets – continued

(2)	The cost of intangible asset and the net book value were increased by RMB1,258.43 million and RMB1,258.43 million respectively, which was due to the purchase of Anyuan Coal Mine.

(3)	The cost of intangible asset and the net book value were increased by RMB785.87 million, and RMB785.87 million respectively, which was due to the acquisition of 30% equity interests of Ashton Joint Venture.

(4)	All of the increased accumulated amortization in the reporting period is the normal amortization of intangible assets.

15.	Goodwill

Items	At June 30, 2011	At January 1, 2011

Acquisition of Yanmei Shipping	10,045,361	10,045,361
Acquisition of Felix	677,993,197	658,057,122
Acquisition of Ashton Joint Venture	49,980,944	—

Total	738,019,502	668,102,483

Note 1:	Felix and Yanmei Shipping are the subsidiaries of the business combination other than common control of the Company. The goodwill is the excess of the cost of acquisition over the interest of Felix and Yanmei Shipping in the fair value of the identifiable net assets at the date of acquisition. Goodwill increased by RMB19.94 million is due to exchange rate fluctuation.

Note 2:	Goodwill increased by RMB49.98 million is due to acquisition of 30% equity interests of Ashton Joint Venture.

Note 3:	As at the end of the reporting period, after the test, the Group confirmed that there is no impairment of cash generating units which carry the goodwill.

16.	Long-term deferred assets

Items	At June 30, 2011	At January 1, 2011

Prepayment for resource compensation fees	10,464,073	12,020,879
Project operation and maintenance fees	5,059,750	6,071,700
Parking fees in underground parking lot of Luhua Yuan	70,625	74,375

Total	15,594,448	18,166,954

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of ROM. Heshun Tianchi has prepaid resources compensation fees equivalent to 10 million ton ROM coals which would be amortized according to the actual production.

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17.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items	At June 30, 2011	At January 1, 2011

1. Deferred tax assets	1,613,441,781	1,751,958,422

Deferred tax assets of the parent company	1,362,596,827	1,214,315,872
Deferred tax assets of Yancoal Australia	247,440,613	534,480,749
Deferred tax assets of Hua Ju Energy Co., Ltd.	3,404,341	3,161,801
2. Deferred tax liabilities	3,219,005,254	2,580,863,887

Deferred tax liabilities of the parent company	29,953,846	28,805,278
Deferred tax liabilities of Yancoal Australia	3,189,051,408	2,552,058,609

(2)	Temporary differences

1)	Temporary differences of the Company and its domestic subsidiaries

Items	At June 30, 2011	At January 1, 2011

1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	1,952,752,701	2,238,201,862
Accrued and unpaid salaries	746,777,250	628,910,704
Hedging instrument liabilities	195,321,443	155,317,423
Mining rights access fees	481,867,000	412,918,565
Safety fees	553,699,564	—
Wei jian fees	901,647,511	801,427,315
Development fund	611,512,916	611,512,916
Provision for bad debt	19,078,259	19,186,352
Termination benefit	1,348,026	2,435,556

Total	5,464,004,670	4,869,910,693

2. Taxable temporary differences items
Fair value adjustment of available-for-sale financial assets	119,815,385	115,221,110

Total	119,815,385	115,221,110

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17.	Deferred tax assets and deferred tax liabilities – continued

(2)	Temporary differences – continued

2)	Temporary differences of overseas subsidiaries

Items	At June 30, 2011	At January 1, 2011

1. Deductible temporary differences items
Unrecovered loss	233,639,163	1,211,592,117
Accrued and unpaid salaries	176,639,090	129,543,000
Amortization of assets	7,758,650	3,239,030
Accrued expenses	175,250,487	173,085,214
Reclamation costs	192,550,470	155,812,610
Others	38,964,183	108,330,524

Total	824,802,043	1,781,602,495

2. Taxable temporary differences items
Unrealized foreign currency gain or loss	3,821,400,243	2,739,050,404
Amortization and recognition of assets	6,390,698,037	5,443,426,962
Hedging instruments assets	411,801,650	224,819,797
Others	6,271,430	99,564,866

Total	10,630,171,360	8,506,862,029

18.	Other non-current assets

Items	At June 30, 2011	At January 1, 2011

Prepayment for investment	117,925,900	117,925,900

Total	117,925,900	117,925,900

Note:	For prepayment for investment, please refer to Note XI,1 (1).

19.	Provision for impairment of assets

	At January 1,	Provision of	Decrease		At June 30,
Items	2011	this period	Reversal	Others	2011

Provision for bad debt	21,473,429	988,609	—	—	22,462,038
Provision for impairment of fixed assets	97,558,627	—	—	—	97,558,627

Total	119,032,056	988,609	—	—	120,020,665

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20.	Short-term loans

Items	At June 30, 2011	At January 1, 2011

Debt of honour	10,142,000,000	134,278,000
Guaranteed debt	—	161,133,600

Total	10,142,000,000	295,411,600

Note:	The short-term loans increased by 3333% during this reporting period, which is mainly due to:

(1)	RMB3.05 billion of current capital was borrowed for the needs of business development of the Company.

(2)	Taking the reduction of the cost of funds into account, Zoucheng Kuangqu Sub-Branch of China Construction Bank and Jining Branch of Bank of China Limited provided financing to the Company, for the amount of RMB832 million and RMB6, 260 million respectively for payment of dividends of H shares for the year 2010 and capital injection of Yancoal Australia. The financing terms are 1 year and 9 months respectively at the annual interest rates of 2.52% each.

21.	Tradable financial liabilities

Items	Fair value At June 30, 2011	Fair value at January 1, 2011

Hedging instrument—forward exchange contracts	268,315	12,269,276
Hedging instrument—interest rate swap contracts	191,428,634	153,908,651

Total	191,696,949	166,177,927

Note 1:	To meet the requirement of the acquisition of Felix, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively, BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date quarterly. All the contracts terms are within four years. As at June 30, 2011, the fair value of the Contracts was RMB185.13 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 2:	Except for the description in Note1, all the other hedging are forward exchange contracts to hedge foreign currency risks signed by overseas subsidiaries of the Company to avoid the risk of foreign currency rate fluctuation and interest rate swaps contracts to hedge cash flow risks signed by overseas subsidiaries of the Company to avoid the risk of interest rate fluctuation.

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22.	Notes payable

Items	At June 30, 2011	At January 1, 2011

Commercial acceptance bill	29,794,247	126,958,580

Total	29,794,247	126,958,580

Note:	All the notes payable will be due within 6 months.

23.	Accounts payable

(1)	Accounts payable

Items	At June 30, 2011	At January 1, 2011

Total	1,409,289,881	1,516,920,701

Including: over 1 year	119,450,841	148,450,510

(2)	Large amount accounts payable aging over 1 year mainly is last payment payable for equipments and materials, and there is no large amount of subsequent payments after the period end.

(3)	Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB0.34 million.

(4)	Foreign currency balance in accounts payable

	At June 30, 2011			At January 1, 2011
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

USD	803,422	6.4716	5,199,426	713,013	6.6227	4,722,071
AUD	79,946,412	6.9173	553,013,316	71,243,679	6.7139	478,322,936

Total			558,212,742			483,045,007

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24.	Advances from customers

(1)	Advances from customers

Items	At June 30, 2011	At January 1, 2011

Total	1,321,070,347	1,473,772,452

Including: over 1 year	72,730,349	40,068,591

(2)	Advances aging over 1 year are RMB72.73 million, mainly due to the unrealized sales, caused by the decline of demand by the customers or disagreement on the price, so that customers did not pick up coals after advance payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

25.	Salaries and wages payable

Items	At January 1, 2011	Addition for this period	Payment for the period	Foreign currency translation difference	At June 30, 2011

Salary (including bonus, allowance and subsidies)	498,228,191	2,395,639,273	2,347,710,528	469,130	546,626,066
Staff welfare	—	357,669,021	357,669,021	—	—
Social insurance	53,348,018	680,962,234	614,509,420	—	119,800,832
Including: 1. Medical insurance	37,625,763	190,050,262	158,345,546	—	69,330,479
2. Basic pension insurance	5,303,204	393,272,461	385,468,469	—	13,107,196
3. Unemployment insurance	7,031,681	38,996,802	37,902,405	—	8,126,078
4. Injury insurance	96,298	39,100,980	16,484,760	—	22,712,518
5. Maternity insurance	3,291,072	19,541,729	16,308,240	—	6,524,561
Housing fund	9,898,422	83,001,396	85,689,021	—	7,210,797
Union fund and Staff education fund	140,523,558	82,574,511	49,256,861	—	173,841,208
Compensation for terminating labour relations	2,435,556	6,255,637	1,087,530	93,344	7,697,007
Others	119,220,932	134,736,747	84,050,234	4,368,168	174,275,613

Total	823,654,677	3,740,838,819	3,539,972,615	4,930,642	1,029,451,523

Note:	During the reporting period, salary and wages payables increased by 25%, mainly due to salary and wages accrued by the enterprises in June are unpaid; there is no payment in arrears of the balance at the end of period.

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25.	Salaries and wages payable – continued

The amount of compensation for terminating labor relations accrued is RMB6.26 million which is accrued by the overseas subsidiaries. The amount of such payment in this period is RMB1.09 million by Hua Ju Energy, a subsidiary of the Company in China.

“Others” are employees benefits accrued for overseas subsidiaries, such as annual leave, sick leave, etc.

26.	Taxes payable

Items	At June 30, 2011	At January 1, 2011

Value added tax	175,436,599	82,953,456
Business tax	6,588,008	11,856,854
Income tax	1,253,529,186	1,062,374,981
Price reconciliation fund	39,882,533	36,030,697
Goods and service tax	-118,752,112	-26,592,549
Others	124,884,218	180,505,757

Total	1,481,568,432	1,347,129,196

27.	Other payable

(1)	Other payables

Items	At June 30, 2011	At January 1, 2011

Total	3,496,860,371	2,466,223,721

Including: aging over 1 year	967,841,862	701,072,332

Note:	Other payables for the current period increased by 42%, mainly due to the unpaid dividends to Yankuang Group for the year 2010.

(2)	As at June 30, 2011, amounts of other payable due to the controlling shareholder of the Company is totaling up to RMB1,927.9 million.

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27.	Other payable – continued

(3)	Other payables with large amount by the end of the period

	Payable
Items	RMB	Age	Nature or content

Yankuang Group Co., Ltd	1,927,904,501	Within 1 year	Dividends, material and project funds
Mining right	481,867,000	1 to 3 years	Resource compensation fees
Ministry of Railways Fund Settlement Centre	35,782,006	Within 1 year	Railway freight fees
Yankuang Keao Aluminium Co., Ltd	19,293,864	Within 1 year	Gas supply
Gladstone Port Group	12,112,552	Within 1 year	Borrowings

Total	2,476,959,923

(4)	Foreign currency balance in other payables

	At June 30, 2011			At January 1, 2011
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

AUD	1,726,627	6.9173	11,943,597	2,150,856	6.7139	14,440,632
USD	5,574,080	6.4716	36,073,216	14,772,500	6.6227	97,833,836

Total			48,016,813			112,274,468

28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

	At June 30,	At January 1,
Items	2011	2011

Long-term borrowing due within one year	22,000,000	236,844,800
Long-term payable due within one year (note)	2,340,000,000	86,026,208
Provisions due within one year	6,029,499	3,218,442
Deferred gain due within one year	3,458,650	3,178,435

Total	2,371,488,149	329,267,885

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28.	Non-current liabilities due within one year – continued

(2)	Long-term borrowing due within one year

	At June 30,	At January 1,
Loan category	2011	2011

Guaranteed loan	22,000,000	22,000,000
Mortgaged loan	—	214,844,800

Total	22,000,000	236,844,800

Note:	As approved at the nineteenth meeting of the fourth session of the Board of the Company held on 28 January 2011, for a consideration of RMB 7.8 billion, Ordos Neng Hua, a subsidiary of the Company, successfully obtained the mining rights of Zhuan Longwan coal mine zone of Dongsheng Coal Field in Inner Mongolia. As at the end of this reporting period, the first instalment of RMB 3.12 billion was paid by the Company. The second instalment of RMB 2.34 billion shall be paid by 30 November 2011. The third instalment of RMB 2.34 billion shall be paid by 30 November 2012.

29.	Long-term loan

(1)	Long-term loan by category

	At June 30,	At January 1,
Loan category	2011	2011

Debt of honour	—	657,962,200
Guaranteed loan	19,794,664,000	20,265,008,000
Mortgaged loan	—	738,529,000

Total	19,794,664,000	21,661,499,200

(2)	Top five long-term borrowings

				At June 30, 2011		At January 1, 2011
Lender	Beginning date	Expiration date	Interest rate (%)	USD	RMB	USD	RMB

Sydney branch of BOC (note 1)	2009-12-16	2014-12-16	Libor+0.75%	2,400,000,000	15,531,840,000	2,400,000,000	15,894,480,000
Hong Kong branch of CDB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	300,000,000	1,941,480,000	300,000,000	1,986,810,000
Hongkong branch of CCB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	200,000,000	1,294,320,000	200,000,000	1,324,540,000
Sydney branch of BOC (note 1)	2009-12-9	2014-12-16	Libor+0.8%	140,000,000	906,024,000	140,000,000	927,178,000
Taiyuan branch of CDB (note 2)	2006-3-15	2018-2-19	5.94%	—	121,000,000	—	132,000,000

Note 1:	Yancoal Australia Pty Ltd borrowed USD3.04 billion from the syndication of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company.

Note 2:	Yankuang Group, the controlling shareholder of the Company, provides guarantee to this long-term borrowing.

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30.	Long-term payables

(1)	The breakdown of long-term payables

		Amount			Amount
Lender	Expiration (Year)	at 1 January 2011	Interest rate (%)	Accrued Interest	at June 30, 2011	Loan condition

Total	—	752,325,971	—		2,352,263,972	—
Including:
Commonwealth Bank of Australia	2014	710,504,443	—	—	—	Mortgage
Caterpillar Finance Corporation	2014	2,493,166	—	—	—	Mortgage
Komatsu Australia Finance Limited	2014	26,337,414	—	—	—	Mortgage
Deferred payment for acquisition of Minerva	2016	12,990,948	—	—	12,263,972	Unsecured and interest-free
Department of Land and Resources of the Inner Mongolia Municipality (note)	2012-11	—	6.06%	203,733,834	2,340,000,000	Paying interest

Note:	See Note “VIII, 28”.

(2)	The details of finance lease payables among long-term payables

	Amount At June 30, 2011		Amount at 1 January 2011
Items	Foreign currency	RMB	Foreign currency	RMB

Commonwealth Bank of Australia	—	—	105,825,890	710,504,443
Caterpillar Finance Corporation	—	—	371,344	2,493,166
Komatsu Australia Finance Limited	—	—	3,922,819	26,337,414

31.	Provisions

Items	At January 1, 2011	Additions	Carry forward	At June 30, 2011

Reclamation, restoration and environment expenses	152,594,177	33,926,805	—	186,520,982

Total	152,594,177	33,926,805	—	186,520,982

Note:	Reclamation, restoration and environment expenses accrued for the restoring of coal mines are based on the accounting policy as stated in Note IV.19. The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.

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32.	Other non-current liabilities

Items	At June 30, 2011	At January 1, 2011

Deferred income – leaseback	—	7,946,089
Deferred income – government grant	7,980,020	7,980,020

Total	7,980,020	15,926,109

(1)	The deferred income of leaseback incorporated by acquisition of Felix generates from the leaseback of Yarrabee CHPP. The finance lease asset of this period was sold and the deferred income was transferred into non-operating revenue.

(2)	Government grant is the coal production safety appropriation and infrastructure construction subsidies received at last period.

	Balance At June 30, 2011
Government grant by category	Amount included in other non-current liability	Amount included in other current liability	Amount charged to current profit or loss	Amount of rebate for the year	reason of rebate

Coal production safety appropriation	3,980,000	—	—	—	—
Infrastructure construction subsidies	4,000,020	—	—	—	—

Total	7,980,020	—	—	—	—

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33.	Share capital

	At January 1, 2011		At June 30, 2011
Shareholders names/class	Amount	%	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53	2,600,000,000	53
Shares held by management	21,800	—	21,800	—

Subtotal shares with restricted trading conditions	2,600,021,800	53	2,600,021,800	53

Shares without trading restriction
A shares	359,978,200	7	359,978,200	7
H shares	1,958,400,000	40	1,958,400,000	40

Subtotal of shares without trading restriction	2,318,378,200	47	2,318,378,200	47

Total share capital	4,918,400,000	100	4,918,400,000	100

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the liquefaction of coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since the Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

34.	Capital reserves

	At January 1,			At June 30,
Items	2011	Addition	Reversals	2011

Share premium	2,563,038,423	—	—	2,563,038,423
Other capital reserves	1,939,340,698	102,052,955	—	2,041,393,653

Total	4,502,379,121	102,052,955	—	4,604,432,076

Note:	The increase in other capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group

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35.	Special reserves

	At January 1,			At June 30,
Items	2011	Addition	Reversals	2011

Wei jian fei	830,028,905	120,267,582	—	950,296,487
Safety production fee	431,555,903	173,302,190	2,070,731	602,787,362
Specific development fund	611,512,916	—	—	611,512,916
Environmental improvement security fund	31,452,820	5,765,950	—	37,218,770
Production reforming fund	15,856,410	2,882,975	—	18,739,385

Total	1,920,406,954	302,218,697	2,070,731	2,220,554,920

36.	Surplus reserves

	At January 1,			At June 30,
Items	2011	Addition	Decrease	2011

Statutory surplus reserve	3,895,859,339	—	—	3,895,859,339

Total	3,895,859,339	—	—	3,895,859,339

37.	Retained earnings

		Proportion of
		accrue or
Items	Amount	distribution (%)

Closing balance of last period	21,292,197,345
Add: adjustment from opening balance of retained earnings	—

Opening balance	21,292,197,345
Add: net profit attributable to shareholders of parent company	5,033,731,101
Less: Appropriations to statutory surplus reserve	—	10%
Distribution of dividend of common shares	2,901,856,000

Closing balance	23,424,072,446

Note:	On 20 May 2011, as approved at the 2010 annual general meeting of the Company, the Company made a cash dividend payment at RMB5.9 per ten share (tax included), i.e. the sum of RMB2,901.86 million, on the basis of total capital on December 31, 2010.

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38.	Minority interest

Subsidiary	Proportion of minority interest (%)	At June 30, 2011	At January 1, 2011

Heze Neng Hua	1.67	45,405,498	44,900,658
Hua Ju Energy	4.86	39,392,638	35,990,893
Subsidiaries of Felix	—	—	—
Zhongyan Company	47.62	3,511,291	3,596,999
Yanmei Shipping	8.00	1,182,618	1,403,755
Shanxi Tianchi	18.69	5,727,801	—
Shanxi Tianhao	0.11	—	—

Total		95,219,846	85,892,305

Note:	As at the end of this reporting period, the net asset of Shanxi Tianchi is RMB30.65 million (RMB-17.03 million of opening balance for this period) and RMB 5.73 million of minority interests is recognized accordingly.

39.	Operating revenue and operating cost

Items	Jan. 1, 2011- June 30, 2011	Jan. 1, 2010- June 30, 2010

Principal operating revenue	20,224,011,947	15,218,689,237
Other operating revenue	533,114,298	382,654,719

Total	20,757,126,245	15,601,343,956

Principal operating cost	10,631,863,990	7,910,255,835
Other operating cost	531,967,249	413,482,998

Total	11,163,831,239	8,323,738,833

Note:	For the reporting period, the operating revenue increased by 33% over the same period of last year, mainly due to the increase of coal sales volume and unit coal price by 14% and 15% respectively over the same period of last year.

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39.	Operating revenue and operating cost – continued

(1)	Principal operations – Classification by sector

	Jan. 1, 2011-June 30, 2011		Jan. 1, 2010-June 30, 2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	19,326,667,503	9,868,256,846	14,450,757,568	7,257,947,971
Electricity power	161,726,711	161,921,015	85,838,718	77,428,889
Heating supply	15,406,668	8,374,675	15,274,435	5,483,942
Coal chemical	477,334,280	442,359,871	408,568,021	427,811,268
Other	242,876,785	150,951,583	258,250,495	141,583,765

Total	20,224,011,947	10,631,863,990	15,218,689,237	7,910,255,835

(2)	Principal operations – Classification by product

	Jan. 1, 2011-June 30, 2011		Jan. 1, 2010-June 30, 2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Revenue from domestic sales of coal products	12,572,696,718	5,523,143,211	10,940,112,884	4,461,124,321
Revenue from export sales of coal products	4,320,280,395	1,949,983,913	2,000,806,087	1,302,921,760
Sales of coal purchased from other companies	2,433,690,390	2,395,129,722	1,509,838,597	1,493,901,890
Revenue from railway transportation services	242,876,785	150,951,583	258,250,495	141,583,765
Sales of methanol	477,334,280	442,359,871	408,568,021	427,811,268
Sales of electricity power	161,726,711	161,921,015	85,838,718	77,428,889
Sales of heating power	15,406,668	8,374,675	15,274,435	5,483,942

Total	20,224,011,947	10,631,863,990	15,218,689,237	7,910,255,835

(3)	Principal operations – Classification by area

	Jan. 1, 2011-June 30, 2011		Jan. 1, 2010-June 30, 2010
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	15,903,731,552	8,681,880,077	13,217,883,150	6,607,334,075
International	4,320,280,395	1,949,983,913	2,000,806,087	1,302,921,760

Total	20,224,011,947	10,631,863,990	15,218,689,237	7,910,255,835

(4)	Total sales amount of the 5 largest customers till June 30, 2011 is RMB5,285.91 million, which accounts for 25% in total revenue.

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40.	Operating taxes and surcharges

		Jan. 1, 2011-	Jan. 1, 2010-
Items	Proportion	June 30, 2011	June 30, 2010

Business tax	3%, 5%	12,076,054	10,515,935
City construction tax	7%	118,867,315	107,990,537
Education fee	3%	90,520,144	48,853,209
Local education fee	1%	661,559	15,207,218
Resource tax		70,681,166	65,255,939

Total		292,806,238	247,822,838

41.	Selling expenses

	Jan. 1, 2011-	Jan. 1, 2010-
Items	June 30, 2011	June 30, 2010

Freight charge	601,150,590	266,705,298
Mining right royalty	355,972,920	200,633,991
Coal port dues, loading and transportation cost	121,344,901	132,051,793
Benefits, social insurance and welfare of employees	27,554,009	19,496,948
Self-owned car cost	5,541,875	7,744,459
Business entertainment expenses	1,192,167	2,091,937
Others	63,507,904	23,501,215

Total	1,176,264,366	652,225,641

Note:	For the reporting period, selling expenses increased by 80% over the same period of last year. It is mainly due to significant increase of coal production and coal sales volume of Yancoal Australia over the same period of last year, which led to the significant increase of freight fees and coal royalties.

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42.	Administrative expenses

	Jan. 1, 2011-	Jan. 1, 2010-
Item	June 30, 2011	June 30, 2010

Benefits, social insurance and welfare of employees	774,654,440	699,581,244
Materials and repairs expenses	309,321,727	280,517,643
Taxes	196,065,358	48,902,429
Mineral resources compensation fees	117,841,433	109,287,838
Depreciation expense	111,111,749	166,424,610
Property management fees	70,001,397	68,999,998
Research and Development Costs	68,207,686	38,557,547
Business travel, office, conference and hospitality fees	39,382,729	32,179,242
Commission, consulting and service charges	34,416,915	34,093,188
Amortization, leasing fees, etc	31,986,711	10,227,316
Others	165,082,490	202,203,990

Total	1,918,072,635	1,690,975,045

43.	Finance costs

	Jan. 1, 2011-	Jan. 1, 2010-
Items	June 30, 2011	June 30, 2010

Interest expenses	407,716,161	154,982,256
Less: interest income	171,175,327	81,713,060
Add: exchange gains or losses	-1,242,793,428	1,059,914,225
Add: other expenses	179,641,321	103,434,651

Total	-826,611,273	1,236,618,072

Note:	During this reporting period, finance costs decreased by 167% over the same period of last year, mainly due to great changes in unrealized foreign exchange gains generated by its Australian subsidiary, arising from significant fluctuation of exchange rates, with AUD as the functional currency but the borrowings are denominated in USD.

44.	Impairment loss

	Jan. 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

Bad debt provision	988,609	-133,439

Total	988,609	-133,439

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45.	Investment income

(1)	Sources of investment income

	Jan. 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

Long-term equity investment income under equity method	14,137,463	-7,663,616
Investment income from AFS financial assets	2,433,305	4,504,096

Total	16,570,768	-3,159,520

(2)	Long-term equity investment income under equity method

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010	Reason of change

Total	14,137,463	-7,663,616
Including:
China HD Zouxian Co., Ltd.	7,078,491	-7,962,542	HD Zouxian’s profit increased during current period
Yankuang Group Finance Co., Ltd	7,058,972	—	Newly increased
Ashton Coal Mines Limited	—	298,926

46.	Non-operating income

(1)	Non-operating income

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

Gains on disposal of non-current assets	2,073,711	3,606,521
Including: gains on disposal of fixed assets	2,073,711	3,606,521
Government grants	5,600,675	5,145,270
Resource compensation fee	7,600,000	—
Deferred income (note)	7,946,089	—
Others	5,512,077	4,240,278

Total	28,732,552	12,992,069

Note:	Detailed information on deferred income, please refer to Note VIII.32

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46.	Non-operating income – continued

(2)	Government grants

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010	Basis and sources

Value added tax reduction on product from comprehensive use of resources	5,241,806	5,145,270	Jiguoshui Liupizi (2010) NO.1
Other	358,869	—

Total	5,600,675	5,145,270

47.	Non-operating expenses

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

Losses on disposal of non-current assets	9,849,858	10,593,608
Including: losses on disposal of fixed assets	9,849,858	10,593,608
Penalty, supplementary payment and overdue fines	11,225,384	—
Donation expenditure	11,664,605	8,991,293
Other	1,416,494	6,827,684

Total	34,156,341	26,412,585

48.	Income taxes

(1)	Income taxes

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

Current tax expense	1,400,709,664	1,319,192,780
Deferred tax expense	599,200,919	-525,507,202

Total	1,999,910,583	793,685,578

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48.	Income taxes – continued

(2)	Current tax expense (the Company and its domestic subsidiaries)

Items	Amount

Total profit of the period	4,503,933,232
Add: increase of tax adjustment	1,196,075,230
Less: decrease of tax adjustment	54,087,246
Add: unrecognized tax loss	—
Taxable income of the period	5,645,921,216
Statutory income tax rate	25%
Income tax payable of the period	1,411,480,304
Add: other adjustments	4,820,870
Current tax expense	1,416,301,174

(3)	Current tax expense (Overseas subsidiaries)

Items	Amount

Total profit of the period	2,439,541,990
Add: increase of tax adjustment	2,022,275,528
Less: decrease of tax adjustment	3,462,076,726
Less: recovering of past losses	999,740,786
Taxable income of the period	6
Statutory income tax rate	30%
Income tax payable of the period	2
Add: other adjustments	-15,591,512
Current tax expense	-15,591,510

(4)	Income tax increased by 152%, mainly due to the increase of taxable temporary difference caused by rising exchange rate of AUD.

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49.	Computation process of basic and diluted earnings per share

Items	No.	Jan 1, 2011- June 30, 2011	Jan 1, 2010- June 30, 2010

Net profit attributable to shareholders of the parent company	1	5,033,731,101	2,632,967,798
Extraordinary gains/(losses) attributable to parent company	2	-2,381,251	-5,664,799
Net profit attributable to shareholders of the parent company, excluding extraordinary gains/(losses)	3=1-2	5,036,112,352	2,638,632,597
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing new shares or converting debt to equity (II)	6	—	—
Number of months from next month of share added (II) to the end of the reporting period	7	—	—
Shares decreased by share buy-back or shares shrink	8	—	—
Number of months from the next month of share decreased to the end of the reporting period	9	—	—
Number of months for the reporting period	10	6.00	6.00
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	1.0234	0.5353
Basic earnings per share (II)	13=3÷11	1.0239	0.5365
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
Income tax rate	16	25%	25%
Shares added through stock warrants and exercise of options	17	—	—
Diluted earnings per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	1.0234	0.5353
Diluted earnings per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	1.0239	0.5365

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50.	Other comprehensive income

	Jan 1, 2011-	Jan 1, 2010-
Items	June 30, 2011	June 30, 2010

1. Gains (losses) generated by available-for-sale financial assets	4,594,276	-85,243,204
Less: income tax effects generated by available-for-sale financial assets	1,148,569	-21,310,804
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

Subtotal	3,445,707	-63,932,400

2. Gains (losses) generated by cash flow hedging instruments	138,403,776	-55,349,507
Less: income tax effects generated by cash flow hedging instruments	43,521,334	-16,604,852
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	3,724,806	-3,805,113

Subtotal	98,607,248	-42,549,768

3. Difference resulting from translation of foreign financial statements	129,948,557	-6,314,851
Less: amount transferred into profit and loss of the current period from disposal of foreign operations	—	—

Subtotal	129,948,557	-6,314,851

Total	232,001,512	-112,797,019

Note:	Other comprehensive income increased by 306%, mainly due to the substantial increase of cash flow hedging, fair value of AFS financial assets and Australian dollar exchange rate.

51.	Cash flow

(1)	Cash received/paid relating to operating activities/investment/finance activities

1)	Other cash received relating to operating activities

Items	Jan 1-June 30, 2011

Interest income	171,175,327
Received cash from funds paid on other’s behalf	160,588,587
Sundry revenue	90,790,249

Total	422,554,163

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51.	Cash flow – continued

(1)	Cash received/paid relating to operating activities/investment/finance activities – continued

2)	Other cash paid relating to operating activities

Items	Jan 1-June 30, 2011

Payments for selling and administrative expenses	1,428,562,677
Sundry cash payment	1,208,496,863
Donation expenditure	11,664,605
Penalty and overdue fines	11,225,384

Total	2,659,949,529

3)	Other cash received relating to investment activities

Items	Jan 1-June 30, 2011

Decrease of restricted deposits	1,347,076,105

Total	1,347,076,105

4)	Other cash paid relating to investment activities

Items	Jan 1-June 30, 2011

Increase of restricted deposit	7,547,072,115
Borrowings for NCIG (Newcastle Coal Infrastructure Group)	114,791,178
Payment of bank guarantees	14,480,028
Others	1,703,900

Total	7,678,047,221

5)	Other cash paid relating to financing activities

Items	Jan 1-June 30, 2011

Payment for finance lease	837,898,189

Total	837,898,189

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51.	Cash flow – continued

(2)	Supplemental information of consolidated cash flow statement

Items	Jan 1, 2011- June 30, 2011	Jan 1, 2010- June 30, 2010

1. Reconciliation of net profit to cash flow from operating activities
Net profit	5,043,010,827	2,639,831,352
Add: Provision of impairment of assets	988,609	-133,439
Depreciation of fixed assets	1,020,125,736	1,039,163,940
Amortization of intangible assets	277,601,544	121,267,297
Amortization of long-term deferred expenses	2,572,506	2,336,721
Accrued special reserves	302,706,512	238,276,388
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	7,776,147	6,987,087
Finance costs (“-” represents gain)	-835,077,267	904,931,969
Loss arising from investments (“-” represents gain)	-16,570,768	3,159,520
Influence of deferred taxes assets (“-” represents increase)	599,200,919	-525,507,202
Decrease in inventories (“-” represents increase)	352,498,507	-314,229,703
Decrease in receivables under operating activities (“-” represents increase)	7,627,808,845	-2,529,330,076
Increase in payables under operating activities (“-” represents decrease)	-896,308,150	697,969,530

Net cash flow from operating activities	13,486,333,967	2,284,723,384

2. Changes in cash and cash equivalents
Cash, closing	12,194,213,525	8,449,548,600
Less: Cash, opening	6,771,312,424	8,522,398,899
Net addition in cash and cash equivalents	5,422,901,101	-72,850,299

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51.	Cash flow – continued

(3)	Acquisition or disposal of subsidiaries and other operating entities during the current period

Items	Jan 1-June 30, 2011

Acquiring subsidiaries and other operating entities
1. Price of acquiring subsidiaries and other operating entities	1,594,667,811
2. Cash or cash equivalent paid for acquiring subsidiaries and other operating entities	1,594,667,811
Less: Cash or cash equivalent owned by subsidiaries and other operating entities	67,416,718
3. Net cash amount paid for acquiring subsidiaries and other operating entities	1,527,251,093
4. Net assets from acquisition of subsidiaries	1,544,785,855
Current assets	186,987,397
Non-current assets	1,471,473,116
Current liabilities	47,531,225
Non-current liabilities	66,143,433

(4)	Cash and cash equivalents

Items	Jan 1, 2011- June 30, 2011	Jan 1, 2010- June 30, 2010

Cash	12,194,213,525	8,449,548,600
Including: Cash on hand	1,005,843	1,054,441
Deposits that can be readily drawn on demand	12,187,798,953	8,199,635,998
Other monetary assets that can be readily drawn on demand	5,408,729	248,858,161
Cash equivalents	—	—
Cash and cash equivalents balance	12,194,213,525	8,449,548,600
Including: Cash and cash equivalents with limited use right by parent company or subsidiaries of the Group		—

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent company and ultimate controlling party

(1)	Parent company and ultimate controlling party

Parent company and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Wang Xin	166122374

(2)	The registered capital of the Parent Company and its changes

Parent Company	At January 1, 2010	Addition	Reversals	At June 30, 2010

Yankuang Group Co. Ltd	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Sharholding proportion (%)
Parent Company	At June 30, 2011	At January 1, 2011	At June 30, 2011	At January 1, 2011

Yankuang Group Co. Ltd	2,600,000,000	2,600,000,000	52.86%	52.86%

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i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Wang Xin	75881603-8
Yancoal Australia Pty Limited	limited liability	Australia	Investment and shareholding
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales
Felix Resources Limited	limited liability	Australia	Coal mining and sales
Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Yankuang Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Qu Tianzhi	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Shanxi	Intensive coal products processing	Ren Yi	11285097-4
Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	Production and sales of methanol and coals	Yin Mingde	73403278-1
Shandong Yanmei Shipping Co., Ltd	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slurry and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Mining Ordos Nenghua Co., Ltd.	limited liability	Inner Mongolia	600,000tons methanol production, coal mining and sales	Wang Xin	69594585-1
Inner Mongolia Yize Mining Investment Co, Ltd	limited liability	Inner Mongolia	Investment	Wang Xin	76786334-6
Inner Mongolia Rongxin Chemicals Co. Ltd	limited liability	Inner Mongolia	Methanol production	Wang Xin	67067850-7
Inner Mongolia Daxin Industrial Gas Co. Ltd	limited liability	Inner Mongolia	Industrial gas production	Wang Xin	67691995-7

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries

(2)	Changes in registered capital

Subsidiaries	At January 1,2011	Addition	Reversal	At June 30, 2011

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	2,100,000	—	—	2,100,000
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000,000		—	1,400,000,000
Yancoal Australia Pty Limited	AUD64,000,000	—	—	AUD64,000,000
Austar Coal Mine Pty Limited	AUD64,000,000	—	—	AUD64,000,000
Felix Resources Limited	AUD445,370,000	—	—	AUD445,370,000
Yanmei Heze Neng Hua Co., Ltd	3,000,000,000	—	—	3,000,000,000
Yankuang Shanxi Neng Hua Co., Ltd	600,000,000	—	—	600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd	90,000,000	—	—	90,000,000
Shanxi Tianhao Chemicals Co., Ltd	150,000,000	—	—	150,000,000
Shandong Yanmei Shipping Co., Ltd	5,500,000	—	—	5,500,000
Shandong Hua Ju Energy Co., Ltd	288,590,000	—	—	288,590,000
Yanzhou Coal Mining Ordos Nenghua Co., Ltd	500,000,000	2,600,000,000	—	3,100,000,000
Inner Mongolia Yize Mining Investment Co, Ltd	136,260,000		—	136,260,000
Inner Mongolia Rongxin Chemicals Co. Ltd	3,000,000		—	3,000,000
Inner Mongolia Daxin Industrial Gas Co. Ltd	4,110,000		—	4,110,000

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries

(3)	Changes in shareholding proportion or equity interest of subsidiaries

	Shareholding amount		Shareholding proportion (%)
Subsidiaries	At June 30, 2011	At January 1, 2011	At June 30, 2011	At January 1, 2011

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	1,100,000	1,100,000	52.38	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000,000	1,400,000,000	100.00	100.00
Yancoal Australia Pty Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Austar Coal Mine Pty Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Felix Resources Limited	AUD 445,370,000	AUD 445,370,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd	2,950,000,000	2,950,000,000	98.33	98.33
Yankuang Shanxi Neng Hua Co., Ltd	600,000,000	600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd	73,180,000	73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd	149,790,000	149,790,000	99.89	99.89
Shandong Yanmei Shipping Co., Ltd	5,060,000	5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.	274,590,000	274,590,000	95.14	95.14
Yanzhou Coal Mining Ordos Nenghua Co., Ltd.	3,100,000,000	500,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co, Ltd	179,690,000	179,690,000	100.00	100.00
Inner Mongolia Rongxin Chemicals Co. Ltd	4,400,000	4,400,000	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co. Ltd	6,000,000	6,000,000	100.00	100.00

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

3.	Joint ventures and associates

(1)	Joint ventures and associates

Investee name	Type of enterprise	Registration location	Business nature	Legal representative	Registered capital	Shareholding proportion (%)	Organization Code

Associates
China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB3 billion	30	66930776-8

Yankuang Group Finance Co.,Ltd	limited liability	Shandong	Finance	Zhang Shengdong	RMB500 million	25	56250962-6

Shaanxi Future Energy Chemical Corp. Ltd	limited liability	Shaanxi province	Coal mining and liquefaction of coal	Li Weimin	RMB5.4 billion	25	56714796-X

Joint ventures
Ashton Coal Mines Limited	limited liability	Australia	Holding and sales of real-estate		AUD100	90

Australian Coal Processing Holding Pty Ltd	limited liability	Australia	Holding company, no operations			90

Note:	The Company holds 90% shares and 50% voting rights of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, detailed in Note VII.i.12.(2).

(2)	Financial information is stated in Note VIII.10.(3).

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

4.	Other related parties (limited to transaction with the Group)

Type of relationship	Related parties	Transactions

(1)	Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co., Ltd	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Dalu Machinery Co., Ltd	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd	Sales of goods, acceptance of labours
	Yankuang Group Donghua Construction Co., Ltd	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong Rubber Co., Ltd	Sales of goods, purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd	Sales of goods
	Yanri Coal Slurry Co., Ltd	Sales of goods
	Yankuang Group Xinshiji Co., Ltd	Sales and purchase of materials, acceptance of labours service
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd	Sales of goods
	Yankuang Group Electrical and Machinery Equipment Co., Ltd	Sales and purchase of materials, acceptance of labours service
	Yankuang Guotai Chemicals Co., Ltd	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labours service
	Yankuang Donghua Geological Co., Ltd	Acceptance of labours service
	Yankuang Donghua Jianan Co., Ltd	Purchase of materials, Acceptance of labours service

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

4.	Other related parties (limited to transaction with the Group) – continued

Type of relationship	Related parties	Transactions

	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd	Purchase of materials, Acceptance of labours service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd	Purchase of materials, Acceptance of labours service
	Yankuang Group Changlong Cable Co., Ltd	Purchase of materials
	Yankuang Group Fuxing Shiye Co.,Ltd	Purchase of materials, Acceptance of labours service
	Yankuang Group Labour Service Co., Ltd	Purchase of materials, Acceptance of labours service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd	Purchase of materials, Acceptance of labours service
	Yanzhou Dongfang Jidian Co., Ltd	Purchase of materials, Acceptance of labours service
	Yankuang Group Beisu Coal Mine	Sales of materials, Acceptance of labours service
Yankuang Group Finance Co., Ltd
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labours service

(2)	Joint ventures
	Ashton Mining Co., Ltd	Dealing payments, sales of goods

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS

1.	Goods purchasing

	Jan 1-June 30, 2011		Jan 1-June 30, 2010
Type and name of related parties	Amount	Proportion	Amount	Proportion

Controlling shareholder and entities it controls	343,589,217	9	198,954,672	7

Total	343,589,217	9	198,954,672	7

Note:	Based on market price or negotiated price.

2.	Goods sales

	Jan 1-June 30, 2011		Jan 1-June 30, 2010
Type and Name of related parties	Amount	Proportion	Amount	Proportion

Controlling shareholder and entities it controls (Coal sales)	826,566,897	4	1,069,801,548	7
Joint Ventures (Coal sales)	726,957,049	4	500,069,518	3
Controlling shareholder and entities it controls (Materials sales)	236,119,985	44	188,943,408	50
Controlling shareholder and entities it controls (Electricity power supply and heat supply)	96,035,134	38	122,988,000	22

Total	1,885,679,065		1,881,802,474

Note:	Based on market price or negotiated price.

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua	RMB121 million	2006-02-13	2018-02-19	No

The Company (note 1)	Yancoal Australia	USD2.9 billion	2009-12-16	2014-12-16	No

The Company (note 1)	Yancoal Australia	USD140 million	2009-12-09	2014-12-16	No

Yancoal Australia	Austar	AUD5.59 million	2010-08-25	2011-08-24	No

Felix (note 2)	7 Subsidiaries of Felix	AUD20.20 million	2005-08-09		No

Felix (note 2)	2 Entities and joint ventures under joint control of Felix	AUD2.01 million	2006-09-19		No

Note 1:	The Company’s controlling shareholder Yankuang Group provides counter-guarantee for this guarantee event.
Note 2:	The borrowing of port construction provided by Commonwealth Bank of Australia was cross-guaranteed by Felix and its subsidiaries. Meanwhile, Felix pledged its key assets as collateral. As at 30 June 2011, the collateral included AUD129.5 million of accounts receivable, AUD723.75 million of fixed assets, AUD52.29 million of construction in progress and AUD 2,802.62 million of intangible assets.

4.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period from January 1 to June 30, 2011 is RMB 4.44 million.

5.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

6.	Deposits in Yankuang Group Finance Company Limited

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Co. Ltd was RMB1.4 billion. The interest income during this reporting period was RMB3.07 million, and the service fee payment was RMB 3.58 million.

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

7.	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly funded and established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yankuang Group will contribute RMB 2.70 billion in cash, representing 50% of total registered capital, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd will both contribute RMB1.35 billion in cash, representing an equity interest of 25% respectively. The registered capital will be paid in full in 3 instalments before August 2012. By the end of this reporting period, the Company had injected RMB540 million. Future Energy will mainly engage in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of compatible coal mines.

8.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages employees’ social insurance for the Company. Amount charged to expenses of the Company for the period from January 1-June 30, 2011 and the period from January 1-June 30, 2010 are RMB564.88 million and RMB481.97 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for the period from January 1-June 30 2011 and period from January 1-June 30, 2010 are RMB255.06 million and RMB218.38 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the period, transaction price shall be determined by market price, government pricing or negotiated price.

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

8.	Other transactions – continued

Items	Jan 1-June 30 2011 (million)	Jan 1-June 30, 2010 (million)

Laboring received from the Group
Construction service	48.81	43.01
Road transportation fee	27.10	30.44
Gas and heating expenses	—	20.40
Buildings management fee	70.00	70.00
Technicians training fee	13.00	13.00
Repairs service	131.55	90.25
Employees’ benefits	12.01	15.64
Environmental protection and greening	20.85	20.85
Communication services	14.26	14.66
Others	23.05	23.03

Subtotal	360.63	341.28

iii.	Amount due to or from related party

1.	Notes receivables

Related parties (Items)	At June 30, 2011	At January 1, 2011

Parent company	—	300,000
Other enterprises under the control of the same parent company	316,722,148	879,032,580

Total	316,722,148	879,332,580

2.	Accounts receivables

Related parties (Items)	At June 30, 2011	At January 1, 2011

Other enterprises under the control of the same parent company	763,099	79,721
Joint ventures	61,885,043	53,450,049

Total	62,648,142	53,529,770

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

3.	Other receivables

Related parties (Items)	At June 30, 2011	At January 1, 2011

Parent company	17,134,070	16,894,070
Other enterprises under the control of the same parent company	26,512,143	28,316,469
Joint ventures	199,633,652	115,479,966

Total	243,279,865	160,690,505

4.	Prepayment

Related parties (Items)	At June 30, 2011	At January 1, 2011

Other enterprises under the control of the same parent company	125,792,063	—

Total	125,792,063	—

5.	Notes payable

Related parties (Items)	At June 30, 2011	At January 1, 2011

Other enterprises under the control of the same parent company	1,997,708	500,000

Total	1,997,708	500,000

6.	Accounts payables

Related parties (Items)	At June 30, 2011	At January 1, 2011

Parent company	338,284	338,284
Other enterprises under the control of the same parent company	32,669,723	88,596,988

Total	33,008,007	96,878,266

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

7.	Other payables

Related parties (Items)	At June 30, 2011	At January 1, 2011

Parent company	1,927,904,501	855,013,956
Other enterprises under the control of the same parent company	199,963,465	323,880,880

Total	2,127,867,966	1,178,894,836

8.	Advance from the related parties

Related parties (Items)	At June 30, 2011	At January 1, 2011

Other enterprises under the control of the same parent company	149,593,660	95,075,975

Total	149,593,660	95,075,975

X.	CONTINGENCY

1.	Guarantees

As at June 30, 2011, detailed information about the guarantees provided by the Company, Yancoal Australia and Felix to other subsidiaries of the Group is stated in Note IX.(2)3.

2	As at June 30, 2011, the Group does not have any other significant contingencies.

XI.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi in August 2006. Pursuant to agreement, the Company shall pay RMB196.80 million, and the Company has paid RMB117.93 million. By June 30, 2011, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been submitted to National Development and Reform Committee (Shaan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

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XI.	COMMITMENTS – CONTINUED

1.	Ongoing investment agreement and related financial expenditure – continued

(2)	The Company entered into equity transfer agreements and supplemental agreements with three independent third parties on 16 September 2010 and 19 October 2010 to acquire 51% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited and increased registered capital as per share proportion. The Company also entered into equity transfer agreements with two independent third parties on 31 March 2011 to acquire 10% equity interest of Haosheng Company. It is agreed that the total consideration for acquisition and capital contribution was RMB 8,013.94 million. As at the end of the reporting period, RMB 2,439.88 million has been paid by the Company and RMB 5,574.06 million was still unpaid.

(3)	As described in IX.ii.7, the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd entered into a co-operative agreement to establish Shaanxi Future Energy Chemical Corp. Ltd as a joint stock company. It is agreed that capital contribution of the Company was RMB 1.35 billion. As at the end of the reporting period, RMB 540 million of initial investment has been paid and RMB 810 million was still unpaid.

2.	Ongoing lease agreements and related financial influence

As at June 30, 2011 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings, etc stated as the follows.

Terms	Operating lease	Finance lease

T+1 years	7,686,040	—
T+2 years	1,899,462	—
T+3 years	1,081,997	—
T+3 years later	217,895	—

Total	10,885,394	—

3.	By June 30, 2011, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	June 30, 2011	January 1, 2011

Capital expenditure-purchase and construction of assets	1,321,460,000	1,021,910,000

Total	1,321,460,000	1,021,910,000

4.	Except for the above stated commitments, the Company has no other significant commitments by June 30, 2011.

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XII.	EVENTS AFTER BALANCE SHEET DATE

(1)	As approved at the meeting of general managers of the Company held on 6 April 2011, Austar Coal Mine Pty Ltd, a subsidiary of Yancoal Australia, entered into an acquisition agreement with an independent third party to acquire 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd for a consideration of AUD202.5 million. Syntech Holding Pty Ltd and Syntech Holdings II Pty Ltd are mainly engaged in exploration, production, washing and selecting, and processing of coals. The transaction has been approved by domestic and overseas governments and supervisory departments. The equity transfer was completed on 1 August 2011.

(2)	As approved at the meeting of general managers of the Company held on 9 July 2011, Ordos Neng Hua, the subsidiary of the Company, entered into an equity transfer agreement with an independent third party and its controlling entity to acquire 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited with a consideration of RMB 2,801.6 million. Inner Mongolia Xintai Coal Mining Co. Ltd owns and manages Wenyu Coal Mine located in Inner Mongolia. RMB 2.47 billion of initial investment payment of the consideration was paid on 18 July 2011.

(3)	As at the date of this report, except for the above stated events, the Group has no other significant events after balance sheet day to claim.

XIII.	SEGMENT REPORT

1.	Segment report during January 1 to June 30, 2011

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	20,109,004,046	268,571,404	1,148,040,036	21,250,155	789,739,396	20,757,126,245

– External	19,765,746,037	242,876,785	745,343,621	3,159,802	—	20,757,126,245
– Inter-segment	343,258,009	25,694,619	402,696,415	18,090,353	789,739,396	—

Operating cost and expenses	13,004,953,581	239,058,907	1,133,822,198	17,909,820	686,963,460	13,708,781,046

– External	10,316,997,768	150,951,584	693,065,905	2,815,982	—	11,163,831,239
– Inter-segment	338,207,263	15,990,121	322,157,132	10,608,944	686,963,460	—
– Overheads	2,349,748,550	72,117,202	118,599,161	4,484,894	—	2,544,949,807

Total operating profit (loss)	7,104,050,465	29,512,497	14,217,838	3,340,335	102,775,936	7,048,345,199

Total assets	106,380,339,679	618,159,619	4,466,356,707	39,649,165	22,119,263,845	89,385,241,325
Total liabilities	59,809,023,128	90,639,327	3,068,212,257	17,492,881	13,081,089,941	49,904,277,652
Complementary information
Depreciation and amortization	1,018,970,261	36,779,948	243,127,254	1,422,323	—	1,300,299,786
Non-cash expenses excluding depreciation and amortization	—	—	988,609	—	—	988,609
Capital expenditure	4,809,315,871	18,737,935	35,832,510	170,156	—	4,864,056,472

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XIII. SEGMENT REPORT

2.	Segment report during January 1-June 30, 2010

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	14,571,189,081	282,803,027	1,191,505,468	24,975,357	-469,128,977	15,601,343,956

-External	14,470,757,568	258,250,495	862,142,417	10,193,476	—	15,601,343,956
-Inter-segment	100,431,513	24,552,532	329,363,051	14,781,881	-469,128,977	—

Operating cost and expenses	11,150,455,054	225,582,062	1,205,878,920	23,294,467	-450,803,993	12,154,406,510

-External	7,376,734,150	141,583,765	797,376,849	8,044,069	—	8,323,738,833
-Inter-segment	169,804,550	13,791,703	255,862,200	11,345,540	-450,803,993	—
-Overheads	3,603,916,354	70,206,594	152,639,871	3,904,858	—	3,830,667,677

Total operating profit	3,420,734,027	57,220,965	–14,373,452	1,680,890	-18,324,984	3,446,937,446

Total assets	69,383,391,994	658,950,867	4,923,137,026	51,053,575	-11,032,158,740	63,984,374,722
Total liabilities	34,855,809,081	43,060,379	3,442,336,079	28,387,281	-4,378,979,894	33,990,612,926
Complementary information
Depreciation and amortization	872,494,248	41,910,473	246,913,592	1,449,645	—	1,162,767,958
Non-cash expenses excluding depreciation and amortization	-395,162	—	42,357	219,366	—	-133,439
Capital expenditure	1,633,606,522	668,000	211,003,644	—	—	1,845,278,166

XIV. OTHER IMPORTANT EVENTS

1.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Yankuang Group is RMB12.98 million which is subject to new regulations after a ten-year period if they come out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has been making assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Forth Board, compensation fee of RMB5 is accrued at per ton raw coal minded for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB140.71 million has been accrued according to this criterion for the year of 2010. RMB70.67 million has been accrued according to this criterion during the period from January 1, 2011 to June 30, 2011.

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2.	Assets and liabilities measured at fair value

Items	At January 1, 2011	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Provision for the impairment for the current period	At June 30, 2011

Financial assets
Tradable financial assets – hedging instrument	239,475,434	—	122,105,786	—	418,369,600
Available-for-sale financial assets	194,259,526	—	3,445,707	—	198,853,830

Subtotal	433,734,960	—	125,551,493	—	617,223,430

Financial liabilities
Tradable financial liabilities – hedging instrument	166,177,927	—	23,498,538	—	191,696,949

Subtotal	166,177,927	—	23,498,538	—	191,696,949

3.	Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2011	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Provision for the impairment for the current period	At June 30, 2011

Financial assets
Bank balance and cash	3,086,208,903	—	—	—	5,737,738,928
Tradable financial assets – hedging instrument	239,475,434	—	122,105,786	—	418,369,600
Loans and accounts receivables	819,265,506	—	—	—	1,215,062,662
Available for sales Financial assets	947	—	—	—	975

Subtotal	4,144,950,790	—	122,105,786	—	7,371,172,165

Financial liabilities
Tradable financial liabilities – hedging instrument	15,528,284	—	-6,504,477	—	6,567,956
Others financial liabilities	23,431,131,489	—	—	—	20,508,748,174

Subtotal	23,446,659,773	—	-6,504,477	—	20,515,316,130

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4.	Additional conditions for the acquisition of Felix

On October 23, 2009, the Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction.

(1)	Operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	Ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company;

(3)	Ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	Hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

(5)	List Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%, and following the listing the Company’s economic ownership of the underlying mining assets shall be reduced to no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings; and

(6)	Market all coal produced at its Australian mines in arm’s length with reference to international benchmarks and in line with market practices.

5.	Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” Lu Caizheng [2005] No.81 and respective regulations issued by the Shandong Province Finance Bureau and Shandong Province Land resource Bureau, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Nenghua shall hand in the deposit of RMB 1,076.36 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Nenghua have handed in RMB200 million and RMB22 million.

6.	Pursuant to the decision in the eleventh meeting of the Fourth Session of the Board on December 30, 2010, the Company made a resolution to use its own capital for investing AUD909 million to the subsidiary of Yancoal Australia Pty Ltd, the registered capital of which was increased to AUD973 million from AUD64 million. As at the reporting date, related capital contribution process has not been completed.

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7.	Ordos Neng Hua, a subsidiary of the Company, entered into the assets transfer agreement and supplemental agreement with independent third party and its controlling entity on 20 November 2010 and 20 January 2011 for the acquisition of all assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohe Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB 1.435 billion. These assets and equities include: mining rights of the coal mine; intangible assets such as land use rights; real estate ownership; machinery equipments and other fixed assets related to businesses with Anyuan coal mine and related rights. By the end of this reporting period, the Company has paid all of the asset transfer payment. As at the date of this reporting period, the registration of business license, mining license, coal production license, safety production license, coal business license and state-owned land use rights license of Anyuan coal mine are still under modification.

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable by category

	At June 30, 2011				At January 1, 2011
	Book value		Bad debt Provision		Book value		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	44,269,144	24	5,357,473	100	42,247,450	51	5,227,650	100
Risk-free portfolio	142,346,314	76	—	—	40,000,000	49	—	—
The subtotal of portfolio	186,615,458	100	5,357,473	100	82,247,450	100	5,227,650	100

Total	186,615,458	100	5,357,473	100	82,247,450	100	5,227,650	100

1)	There was no the individual significant amounts of account receivables accrued the bad debt provision separately for the reporting period.

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1.	Accounts receivable – continued

(1)	Accounts receivable by category – continued

2)	Accounts receivables in the portfolio accrued the bad debt provision as per accounting aging analysis method

	At June 30, 2011			At January 1, 2011
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	39,442,984	4	1,577,719	37,609,578	4	1,504,383
1-2 years	1,494,867	30	448,461	1,306,579	30	391,974
2-3 year	—	50	—	—	50	—
Over 3 years	3,331,293	100	3,331,293	3,331,293	100	3,331,293

Total	44,269,144	—	5,357,473	42,247,450	—	5,227,650

3)	Accounts receivables in the portfolio accrued bad debt provision under other method

Item	Carrying amount	Bad debt amount

Risk-free portfolio	142,346,313	—

Total	142,346,313	—

Note:	As of the end of the period, all risk-free portfolios are letters of credit issued by banks.

(2)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(3)	The five largest debtors

Company name	Relationship with the Company	Amount	Aging	Proportion of total accounts receivables (%)
Letter of credit of Shandong Jinneng Coal Gasification Co., Ltd	Third party	130,000,000	Within 1 year	70
Baoshan Iron & Steel Co., Ltd.	Third party	38,825,983	Within 1 year	21
Shandong Hua Ju Energy Co., Ltd	Holding subsidiary	8,468,384	Within 1 year	5
Guangzhou Suitong Material company	Third party	1,439,726	Within 1 year	1
Yanzhou Anqiufu Depot	Third party	1,306,579	1-2 years	1

Total		180,040,672		98

2.	Other receivables

(1)	Other receivables by category

	At June 30, 2011				At January 1, 2011
	Book value		Bad debt Provision		Book value		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	21,497,482	1	13,720,786	100	17,495,686	1	13,850,609	100
Risk-free portfolio	8,907,076,640	99	—	—	3,415,539,981	99	—	—
The subtotal of portfolio	8,928,574,122	100	—	—	3,433,035,667	100	13,850,609	100

Total	8,928,574,122	100	13,720,786	100	3,433,035,667	100	13,850,609	100

1)	There was no the individual significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

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2.	Other receivables – continued

(1)	Other receivables by category – continued

2)	Other receivables in the portfolio accrued the bad debt provision as per accounting aging analysis method

	At June 30, 2011			At January 1, 2011
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	4,386,857	4	175,474	82,892	4	3,316
1-2 years	5,010,000	30	1,503,000	5,010,931	30	1,503,279
2-3 year	116,627	50	58,314	115,698	50	57,849
Over 3 years	11,983,998	100	11,983,998	12,286,165	100	12,286,165

Total	21,497,482	—	13,720,786	17,495,686	—	13,850,609

3)	Other receivables in the portfolio accrued bad debt provision under other method

Item	Carrying amount	Bad debt amount

Risk-free portfolio	8,907,076,640	—

Total	8,907,076,640	—

Note:	As of the end of the year, risk-free portfolio included RMB8699.88 million of prepayment for investment.

(2)	As at June 30, 2011, the account receivables due from parent company of the Company were RMB16.89 million (RMB16.89 million at December 31, 2010).

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2.	Other receivables – continued

(3)	The five largest other debtors

Company name	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents

Yancoal Australia Pty Limited	Holding subsidiary	6,297,333,591	Within 1 year	71	Investment fund payment and funds paid on others’ behalf
Prepayment of investment	Third party	2,439,880,800	Within 1 year	27	Investment fund payment
Shanxi Heshun Tianchi Energy Co., Ltd.	Holding subsidiary	52,151,172	Within 1 year	1	Materials
Yanmei Heze Neng Hua Co., Ltd.	Holding subsidiary	23,004,096	Within 1 year	—	Materials
Yankuang Guohong. Chemicals Co., Ltd	Under control of the same controlling shareholder	10,170,900	Within 1 year	—	Materials

Total		8,822,540,559		99

(4)	Other receivables due from related parties were RMB6428.28 million by the end of the period, accounting for 72% of total other receivables.

(5)	Other receivables denominated in foreign currency

	At June 30, 2011			At January 1, 2011
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	—	—	—	15,215,675	6.6227	100,768,851

Total	—	—	—			100,768,851

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3.	Long-term equity investment

(1)	Long-term equity investment

Items	At June 30, 2011	At January 1, 2011

Long-term equity investments under cost method	8,948,640,546	6,348,640,546
Long-term equity investments under equity method	1,629,095,832	1,074,958,369
Long-term equity investments – Total	10,577,736,378	7,423,598,915
Less: provision for impairment	—	—

Long-term equity investments – net	10,577,736,378	7,423,598,915

(2)	Under cost method and equity method

Name of investees	Shareholding proportion (%)	Voting rights proportion (%)	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,904	—	—	2,709,904	—
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	5,060,000
Heze Neng Hua	98.33	98.33	1,450,000,000	2,924,343,542	—	—	2,924,343,542	—
Yancoal Australia	100.00	100.00	403,281,954	403,281,954	—	—	403,281,954	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos NengHua	100.00	100.00	500,000,000	500,000,000	2,600,000,000	—	3,100,000,000	—
Hua Ju Energy	95.14	95.14	599,523,447	599,523,448	—	—	599,523,448	—

Subtotal			4,333,335,401	6,348,640,546	2,600,000,000	—	8,948,640,546	5,060,000

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	947,855,961	7,078,491	—	954,934,452	—
Yankuang Group Finance Co., Ltd.	25.00	25.00	125,000,000	127,102,408	7,058,972	—	134,161,380	—
Shaanxi Future Energy Chemicals Co., Ltd.	25.00	25.00	540,000,000	—	540,000,000	—	540,000,000	—

Subtotal			1,565,000,000	1,074,958,369	554,137,463	—	1,629,095,832	—

Total			5,898,335,401	7,423,598,915	3,154,137,463	—	10,577,736,378	5,060,000

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3.	Long-term equity investment – continued

(3)	Investment in associates

Name of investees	Type of enterprise	Registered location	Business nature	Registered capital	Shareholding proportion (%)	Voting rights proportion (%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating income for the current period	Net profit for the current period

China HD Zouxian Co., Ltd.	Limited liability	Tangcun, Zoucheng Shandong	Electricity power resources and related development, production, investment, sales and construction	RMB3 billion	30	30	6,826,559,128	3,643,444,290	3,183,114,838	1,975,236,880	23,594,970
Yankuang Group Finance Co., Ltd.	Limited liability	Shandong province	Finance	RMB500 million	25	25	6,428,623,083	5,891,978,079	536,645,004	63,112,553	28,235,888
Shaanxi Future Energy Chemicals Co., Ltd.	Limited liability	Shaanxi province	Liquefaction of coal and coal mining	RMB5.4 billion	25	25	2,227,742,831	67,742,831	2,160,000,000	—	—

Total							15,482,925,042	9,603,165,200	5,879,759,842	2,038,349,433	51,830,858

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4.	Operating revenue and operating cost

Items	Jan 1-June 30, 2011	Jan 1-June 30, 2010

Principal operating revenue	13,652,153,510	12,121,654,675
Other operating revenue	652,767,667	449,245,825

Total	14,304,921,177	12,570,900,500
Principal operating cost	7,201,818,809	5,875,894,275
Other operating cost	708,343,489	508,480,549

Total	7,910,162,298	6,384,374,824

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4.	Operating revenue and operating cost – continued

(1)	Principal operations – Classification by business

	Jan 1-June 30, 2011		Jan 1-June 30, 2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	13,409,276,725	7,050,867,226	11,863,404,180	5,734,310,510
Other	242,876,785	150,951,583	258,250,495	141,583,765

Total	13,652,153,510	7,201,818,809	12,121,654,675	5,875,894,275

(2)	Principal operations – Classification by product

	Jan 1-June 30, 2011		Jan 1-June 30, 2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Revenue from domestic sales of coal products	10,968,854,600	4,651,532,862	10,350,630,403	4,239,150,602
Revenue from export sales of coal products	6,731,736	4,204,642	2,935,179	1,258,018
Sales of coal purchased from other companies	2,433,690,389	2,395,129,722	1,509,838,598	1,493,901,890
Revenue from railway transportation services	242,876,785	150,951,583	258,250,495	141,583,765

Total	13,652,153,510	7,201,818,809	12,121,654,675	5,875,894,275

(3)	Principal operations – Classification by area

	Jan 1-June 30, 2011		Jan 1-June 30, 2010
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	13,645,421,774	7,197,614,167	12,118,719,496	5,874,636,257
International	6,731,736	4,204,642	2,935,179	1,258,018

Total	13,652,153,510	7,201,818,809	12,121,654,675	5,875,894,275

(4)	Total sales amount of the 5 largest customers in the reporting period is RMB4,145.22 million, which accounts for 30% in total revenue.

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5.	Investment income

(1)	Sources of investment income

Items	Jan 1-June 30, 2011	Jan 1-June 30, 2010

Long-term equity investment income under cost method	5,060,000	—
Long-term equity investment income under equity method	14,137,463	-7,962,542
Investment income of entrust loan	62,923,499	110,336,866
Investment income of AFS financial assets	2,433,305	4,504,096

Total	84,554,267	106,878,420

(2)	Long-term equity investment income under equity method

Item	Jan 1-June 30, 2011	Jan 1-June 30, 2010	Reason of change

Total	14,137,463	-7,962,542
Including:
China HD Zouxian Co., Ltd.	7,078,491	-7,962,542	HD Zouxian’sprofit increased during current period
Yankuang Group Finance Co., Ltd.	7,058,972	—	Newly increased

(3)	There is no major limit on recovery of investment income to the Group.

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6.	Supplementary information of cash flow statement of the parent company

Items		Jan 1-June 30, 2011	Jan 1-June 30, 2010

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	3,226,205,508	3,429,474,620
	Add: Provision of impairment of assets	—	—
	Depreciation of fixed assets	473,150,696	477,531,893
	Amortization of intangible assets	8,432,343	8,403,438
	Amortization of long-term deferred expenses	3,750	—
	Special reserves accrued	236,275,892	238,276,388
	Gains or losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-2,073,711	-3,573,954
	Gains or losses on fair value changes (“-” represents gain)	34,479,350	—
	Finance costs (“-” represents gain)	37,095,602	4,139,190
	Gains or losses arising from investments (“-” represents gain)	-84,554,267	-106,878,420
	Effect of deferred taxes assets (“-” represents increase)	-146,899,788	-146,607,450
	Decrease in inventories (“-” represents increase)	196,713,011	-211,966,601
	Decrease in receivables under operating activities (“-” represents increase)	6,628,628,935	-2,150,717,777
	Increase in payables under operating activities (“-” represents decrease)	-285,386,774	33,725,679

	Net cash flow from operating activities	10,322,070,547	1,571,807,006

2.	Changes in cash and cash equivalents:
	Cash, closing	6,483,975,340	7,742,369,197
	Less: Cash, opening	5,336,180,576	6,724,043,764

	Net addition in cash and cash equivalents	1,147,794,764	1,018,325,433

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XVI.	SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At June 30, 2011	At Jan 1, 2011	Jan 1-June 30, 2011	Jan 1-June 30, 2010

As per the financial statements prepared under IFRS	39,845,364,847	37,331,886,252	5,183,335,432	2,715,438,944
1) Business combination adjustment under common control (note 1)	-639,639,890	-642,100,925	3,026,732	3,748,563
2) Special reserves (note 2)	-506,161,751	-610,766,370	-196,031,163	-136,526,307
3) Deferred tax effect (note 3)	688,535,849	648,135,011	41,042,686	38,773,289
4) Others	-2,355,228	-5,434,720	2,357,414	11,533,309
As per PRC ASBEs	39,385,743,827	36,721,719,248	5,033,731,101	2,632,967,798

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.
(2)	As stated in Note IV.20, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.
(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

212    Yanzhou Coal Mining Company Limited Interim Report 2011

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XVI. SUPPLEMENT – CONTINUED

2.	Extraordinary gains or losses

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 1 Extraordinary Gains or Losses (2008), extraordinary gains or losses of the Company are as follows:

Items	Jan 1-June 30, 2011	Jan 1-June 30, 2010

Gains or losses from disposal of non-current assets	-7,776,147	-6,987,087
Government subsidies included in the profit and loss in current period	5,600,675	5,145,270
Investment income from available-for-sale financial assets	2,433,305	4,504,096
Gains and losses from entrusted loans	—	—
Other non-operating revenues and expenses expect for the above items	-3,248,317	-11,578,699
Others	—	—

Subtotal	-2,990,484	-8,916,420
Income tax effect	858,546	3,426,468
Extraordinary gains or losses excluding income tax effect	-2,131,938	-5,489,952
Including: attributable to shareholders of the parent company	-2,381,252	-5,664,799
Minority interest effect (after tax)	249,314	174,847

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Basic Earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	12.74	1.0234	1.0234
Net profit attributable to shareholders of the parent company, excluding extraordinary gains or losses	12.75	1.0239	1.0239

XVII. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on August 19, 2011.

Yanzhou Coal Mining Company Limited Interim Report 2011    213

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	The full text of the Interim Report signed by the chairman of the Board;

2.	Financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

3.	All documents published during the reporting period in newspapers designated by the CSRC;

4.	The full text of the interim report released in other securities markets.

5.	The Articles

On behalf of the Board
Li Weimin
Chairman
Yanzhou Coal Mining Company Limited 19 August, 2011

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

214    Yanzhou Coal Mining Company Limited Interim Report 2011